SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2007

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Circular dated February 21, 2007 in relation to the Registrant’s very substantial disposal.

1.2	Form of Proxy for use at the Extraordinary General Meeting.

1.3	Depositary’s Notice of Shareholders’ Meeting and Voting Instructions.

1.4	Announcement dated February 21, 2007 in relation to the despatch of circular and disclosure of certain Financial Information and notice of the Registrant’s Extraordinary General Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2007

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Executive Director

Exhibit 1.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hutchison Telecommunications International Limited (the “Company”), you should at once hand this circular and the enclosed form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

VERY SUBSTANTIAL DISPOSAL

A letter from the board of directors of the Company on the Transaction is set out on pages 5 to 10 of this circular.

A notice convening an extraordinary general meeting of the Company to be held at the Grand Ballroom, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Friday, 9 March 2007 at 11:00 a.m. or any adjournment thereof to approve the matters referred to in this circular is set out on pages N-1 and N-2 of this circular. A form of proxy for use at the meeting is enclosed. Whether or not you are able to attend the meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjournment thereof should you so wish.

21 February 2007

– i –

DEFINITIONS

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

“ADS(s)”	American Depositary Share(s) issued by Citibank N.A., each representing ownership of 15 Shares

“Affiliates”	in relation to any person, any subsidiary or holding company of such person and any subsidiary of any such holding company

“Agreement”	the agreement dated 11 February 2007 entered into between the Company and the Purchaser for the sale and purchase of the Sale Share and the Sale Loans

“Announcement”	the announcement of the Company dated 12 February 2007 relating to the Transaction

“Array”	Array Holdings Limited, a company incorporated in Mauritius and a wholly owned subsidiary of CGP

“associate”	has the meaning ascribed to that expression in Listing Rule 1.01

“Board”	the board of Directors

“Business Day”	any day (excluding a Saturday, Sunday or public holiday) when commercial banks are open for business in London, Mumbai, New York and Hong Kong

“CGP”	CGP Investments (Holdings) Limited, a company incorporated in the Cayman Islands and an indirect wholly owned subsidiary of the Company immediately prior to Completion

“Company”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose Shares are listed on the Main Board of the Stock Exchange and ADSs are listed on the New York Stock Exchange

“Completion”	completion of the Transaction

“connected person”	has the meaning ascribed to that expression in the Listing Rules

“Consideration”	the consideration for the Transaction, being approximately US$11,080 million (approximately HK$86,570 million) (before costs, expenses and Interest)

“Directors”	directors of the Company

“EGM”	the extraordinary general meeting of the Company to be held at the Grand Ballroom, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Friday, 9 March 2007 at 11:00 a.m. to consider and, if thought fit, to approve the Transaction, the notice of which is set out on pages N-1 and N-2 of this circular, and any adjournment thereof

“Essar Group”	Essar Teleholdings Limited and its Affiliates, which together holds the remaining approximately 33% equity interest in Hutchison Essar not held, directly or indirectly, by the Company

“FIPB”	the Foreign Investment Promotion Board of the Ministry of Finance of the Government of India

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the People's Republic of China

“Hutchison Essar”	Hutchison Essar Limited, a company incorporated in India, and a non wholly owned subsidiary of the Company that is an Indian mobile telecommunications operator of the Group and the holding company of the seven other Indian mobile telecommunications operators of the Group

“Hutchison Essar Group”	Hutchison Essar and its subsidiaries

“HWL”	Hutchison Whampoa Limited, a company incorporated in Hong Kong, whose shares are listed on the Main Board of the Stock Exchange

“India”	the Republic of India

“Interest”	interest on the Consideration from the date of the Agreement to the date of Completion at LIBOR (compounded and reset monthly) calculated by reference to the actual number of days elapsed and on the basis of a 360-day year

“Latest Practicable Date”	14 February 2007, being the latest practicable date prior to the issue of this circular for ascertaining certain information contained herein

“LIBOR”	shall have the meaning ascribed to such term in the Agreement

“Listing Rules”	Rules Governing the Listing of Securities on the Main Board of the Stock Exchange

“Prohibition”	shall have the meaning ascribed to such term in the Agreement which has the effect of prohibiting or restraining the parties from consummating the Transaction

“Purchaser”	Vodafone International Holdings B.V., a company incorporated in the Netherlands and the purchaser under the Agreement

“Remaining Group”	the Group immediately following Completion

“Sale Group”	the group comprising CGP and its subsidiaries, including the Hutchison Essar Group

“Sale Loans”	all inter-company loans owing by CGP and Array to an indirect wholly owned subsidiary of the Company at Completion, including any accrued but unpaid interest (if any) on the date of Completion

“Sale Share”	the entire issued share capital of CGP

“SFO”	Hong Kong Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) as amended, supplemented or otherwise modified from time to time

“Share Option Scheme”	the share option plan conditionally approved and adopted by a resolution of the then sole shareholder of the Company passed on 17 September 2004 and further approved at an extraordinary general meeting of shareholders of HWL on 19 May 2005 and subsequently amended by written resolutions of the Directors passed on 12 July 2005 and 9 February 2006, respectively

“Shareholder(s)”	holder(s) of the Shares

“Share(s)”	ordinary share(s) in the capital of the Company with a nominal value of HK$0.25 each

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	has the meaning ascribed to that expression in Listing Rule 1.01

“substantial shareholder”	has the meaning ascribed to that expression in Listing Rule 1.01

“Transaction”	the proposed sale and purchase of the Sale Share and the Sale Loans on the terms and conditions set out in the Agreement

“Vodafone”	Vodafone Group Plc, a company incorporated in England

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“INR”	Indian Rupees, the lawful currency of India

“JPY”	Japanese Yen, the lawful currency of Japan

“NIS”	New Israeli Sheqel, the lawful currency of Israel

“THB”	Thai Baht, the lawful currency of Thailand

“US$”	United States dollars, the lawful currency of the United States of America

Note:	For the purpose of this circular and for reference only, unless otherwise specified, the exchange rates of US$1.00 to HK$7.8131 and HK$1.00 to INR5.6496 are adopted.

LETTER FROM THE BOARD

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

Executive Directors:	Independent Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON
Mr. Kevin WESTLEY
Non-executive Directors:
Mr. FOK Kin-ning, Canning (Chairman)	Alternate Directors:
Mr. Frank John SIXT	Mrs. CHOW WOO Mo Fong, Susan
Mr. Naguib SAWIRIS	(Alternate to Mr. Fok Kin-ning, Canning
Mr. Aldo MAREUSE	and Mr. Frank John Sixt)
Mr. Martin MICHLMAYR
(Alternate to Mr. Naguib Sawiris)
Mr. Ragy SOLIMAN
(Alternate to Mr. Aldo Mareuse)
Mr. CHAN Ting Yu
(Alternate to Mr. Dennis Pok Man Lui)
Mr. WOO Chiu Man, Cliff
(Alternate to Mr. Tim Pennington)

21 February 2007

To the Shareholders

VERY SUBSTANTIAL DISPOSAL

INTRODUCTION

On 12 February 2007, the Directors announced that the Company had entered into the Agreement to sell its entire direct and indirect equity and loan interests, held through subsidiaries, in its Indian mobile telecommunications operation comprising the Hutchison Essar Group to the Purchaser, a wholly owned subsidiary of Vodafone, for a total cash consideration of approximately US$11,080 million (approximately HK$86,570 million) (before costs, expenses and Interest) based on an enterprise value of US$18,800 million (approximately HK$146,890 million) for 100% of Hutchison Essar.

The Transaction constitutes a very substantial disposal for the Company under Chapter 14 of the Listing Rules and is subject to the approval of the Shareholders.

The purposes of this circular are to provide Shareholders with further details of the Transaction and to give notice to Shareholders of the EGM to consider and, if thought fit, to approve the Transaction.

THE AGREEMENT

Date

11 February 2007

Parties

(1)	Company

(2)	Purchaser

Transaction

The Company has agreed to procure the sale of, and the Purchaser has agreed to purchase, on Completion, the Sale Share and the Sale Loans on the terms and conditions set out in the Agreement.

Through the Transaction, the Purchaser will acquire all of the Company’s 66.9848% direct and indirect equity and loan interests, held through subsidiaries, in its Indian mobile telecommunications operation comprising the Hutchison Essar Group.

The Purchaser has agreed in the Agreement to make an offer to acquire from the Essar Group its entire interest in the Hutchison Essar Group at a price which values its interest on the same basis as the Sale Share.

Consideration

The Consideration for the Transaction is approximately US$11,080 million (approximately HK$86,570 million) (before costs, expenses and Interest) and is payable, together with Interest, in cash on Completion. The Consideration was arrived at after arm’s length negotiations and taking into account the prevailing commercial and business conditions in which the Sale Group operates.

The Transaction was based on an enterprise value of US$18,800 million (approximately HK$146,890 million) for 100% of Hutchison Essar which, after deducting relevant net debt in Hutchison Essar and in various holding companies that hold the Company’s interest in Hutchison Essar, resulted in a value of US$11,080 million (approximately HK$86,570 million) for the Sale Share and the Sale Loans.

Conditions Precedent

Completion of the Transaction is conditional upon the satisfaction or waiver of the following conditions (the “Conditions”):

(a)	all requisite consents of the FIPB to the sale and purchase of the Sale Share having been obtained, provided that such consents are not subject to a condition or other requirement which, if implemented, would require the disposal of, or cause an adverse effect on, the assets and/or liabilities of the Hutchison Essar Group taken as a whole, in an amount of US$500 million or more (the “FIPB Condition”); and

(b)	Shareholders’ approval for the Transaction having been obtained (the “Shareholders’ Condition”).

The FIPB Condition may be waived by the Purchaser by notice in writing to the Company. If the FIPB Condition is not satisfied or waived within 120 days of the date of the Agreement, the Company may, in its sole discretion, at any time thereafter terminate the Agreement. The Shareholders’ Condition is not capable of being waived by either the Purchaser or the Company.

Completion

Completion shall take place on the later of:

(a)	2 April 2007; and

(b)	the sixth Business Day after the day on which the last of the Conditions has been satisfied or waived.

If a Prohibition has been imposed before 2 April 2007 but subsequently ceases to exist, provided that the Conditions have been fulfilled or waived, then Completion shall take place no later than 15 days after the date upon which the Prohibition ceased to exist, provided that as at the date scheduled for Completion, there is no other Prohibition in existence at that time. The Agreement provides for certain termination rights arising as a result of circumstances tied to the existence of a Prohibition.

Restrictive Covenants

In connection with the Transaction, the Company has undertaken to the Purchaser in the Agreement that, save for certain exceptions or with the Purchaser’s consent (not to be unreasonably withheld or delayed), it will not, and will procure that its Affiliates will not:

(a)	for a period of three years from Completion, directly or indirectly, carry on or be engaged, concerned or economically interested in, within India, any business carried on in competition with the business as carried on by the Hutchison Essar Group as at the date of the Agreement, comprising the provision in India of telecommunications services for voice, data or video and/or the establishment and operation or maintenance in India of related infrastructure, facilities or equipment but specifically excluding, amongst others, operating call centre or data centre services, establishing, owning or leasing, and maintaining and operating, international telecommunications capacity of whatever transmission media outside India and up to any related landing points in India and providing India mobile roaming services to international customers of the Company or its Affiliates through agreements with telecommunications operators; and

(b)	from the date of the Agreement until the date falling six months from Completion, offer employment to any key employee of the Hutchison Essar Group or induce or entice any such key employee to terminate his employment with the Hutchison Essar Group.

REASONS FOR, AND THE BENEFITS OF, THE TRANSACTION

As stated in the Company’s announcement dated 22 December 2006, the Company had been approached by various potentially interested parties regarding a possible sale of the Company's interests in the Hutchison Essar Group. The Company has engaged in extensive discussions and negotiations with a view to eliciting the best possible offers and subsequently received several proposals.

Following a thorough assessment of these proposals, the Directors consider that the terms of the Transaction are fair and reasonable and in the interests of the Company and the Shareholders as a whole as the Consideration represents an attractive valuation for the Sale Group and a premium to comparable telecommunications assets in India. The Transaction will unlock substantial value for the benefit of the Shareholders and the Company will realise a substantial profit.

FINANCIAL EFFECTS OF THE TRANSACTION

Upon Completion, the Company is expected to realise an estimated before tax gain of approximately US$9,610 million (approximately HK$75,080 million) from the Transaction. The Transaction is expected to result in a net cash inflow to the Group of approximately US$11,000 million (approximately HK$85,900 million).

USE OF PROCEEDS FROM THE TRANSACTION

As at the Latest Practicable Date, the Directors had not made a final decision on the use of proceeds from the Transaction. The then intention remained to be that, subject to undertaking a detailed review of the Group’s capital needs, appropriate portions of such proceeds would be applied towards reduction of the Group's indebtedness, making distributions to the Shareholders by way of a special dividend and funding suitable investment opportunities including investments in existing growth markets and new markets to be identified with the balance to be retained by the Group for general working capital purposes. The Company shall further disclose to the Shareholders the intended use of the proceeds upon a final decision thereon being made.

INFORMATION ON THE SALE GROUP

The Sale Group is engaged in mobile telecommunications businesses in India.

For the financial year ended 31 December 2004, the audited consolidated profit before tax and the audited consolidated profit for the year of the Sale Group were approximately HK$1,038 million (approximately US$133 million) and HK$1,009 million (approximately US$129 million), respectively. For the financial year ended 31 December 2005, the audited consolidated profit before tax and the audited consolidated profit for the year of the Sale Group were approximately HK$2,185 million (approximately US$280 million) and HK$2,064 million (approximately US$264 million), respectively.

The audited consolidated net asset value of the Sale Group as at 31 December 2005 was approximately HK$1,790 million (approximately US$229 million).

The Sale Group’s financial information was prepared in accordance with the Hong Kong Financial Reporting Standards. Until Completion, the results of the Sale Group will continue to be consolidated with the results of the Group.

On Completion, the Sale Group will cease to be subsidiaries of the Company.

INFORMATION ON THE GROUP

The Group is a leading global provider of telecommunications services. It currently operates mobile and fixed telecommunications services in Hong Kong and operates or is rolling out mobile telecommunication services in Macau, India, Israel, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam.

INFORMATION ON THE PURCHASER

The Purchaser is a wholly owned subsidiary of Vodafone. Vodafone is one of the world’s leading international mobile communications group with operations in 25 countries across five continents and over 200 million proportionate customers by the end of January 2007. Vodafone's ordinary shares are listed on the London Stock Exchange and its American depository shares are listed on the New York Stock Exchange.

To the best of the knowledge, information and belief of the Directors, having made all reasonable enquiries, the Purchaser and its ultimate beneficial owner are third parties independent of the Company and of the connected persons of the Company.

LISTING RULES IMPLICATIONS FOR THE COMPANY

The Transaction constitutes a very substantial disposal for the Company under Chapter 14 of the Listing Rules and is subject to the approval of the Shareholders.

The Stock Exchange has granted the Company a waiver from strict compliance with the requirements of Listing Rule 4.06A which requires that the Accountants’ Report set out in Appendix I of this circular include the Group's results for the three financial years immediately preceding the issue of this circular on the basis that as the Group’s audited results for the financial year ended 31 December 2006 will not be available until late March 2007, strict compliance with Listing Rule 4.06A would (i) be unduly onerous and burdensome to the Company especially when the Shareholders have been made available 9 months audited financial results of the Group ended 30 September 2006; and (ii) result in a delay in the proposal of the Transaction being put to Shareholders for their approval by over one month. The above waiver was granted by the Stock Exchange on the condition that (a) this circular is despatched to the Shareholders on or before 28 February 2007 and the EGM is held no later than 16 March 2007 and (b) this circular includes the confirmation from the Directors as set out in Section D of Appendix III of this circular. All the above conditions have been fulfilled.

To the best of the knowledge, information and belief of the Directors, having made all reasonable enquiries, no Shareholder has a material interest in the Transaction and thus no Shareholder is required to abstain from voting at the EGM.

EGM

A notice convening the EGM to be held at the Grand Ballroom, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Friday, 9 March 2007 at 11:00 a.m. is set out on pages N-1 and N-2 of this circular. A form of proxy for use at the EGM is enclosed. Whether or not you are able to attend the EGM, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding of the EGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the EGM or any adjournment thereof should you so wish.

IRREVOCABLE UNDERTAKINGS

Certain wholly owned subsidiaries of HWL, which were the registered holders of an aggregate of 49.66% of the issued share capital of the Company as at the Latest Practicable Date, have given irrevocable undertakings to the Purchaser to vote in favour of the resolution to be proposed to the Shareholders at the EGM to approve the Transaction.

RECOMMENDATION

The Directors (including the Independent Non-executive Directors) consider the terms of the Agreement, which were reached based on arms’ length negotiations, to be fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend you vote in favour of the ordinary resolution to approve the Transaction to be proposed at the EGM.

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the Appendices to this circular.

Yours faithfully

By order of the Board

Fok Kin-ning, Canning

Chairman

APPENDIX I	ACCOUNTANTS’ REPORT

The following is the text of the accountants’ report from PricewaterhouseCoopers, the auditors and reporting accountants of the Company, for each of the three years ended 31 December 2003, 2004 and 2005 and for the nine months ended 30 September 2005 and 30 September 2006, prepared for the purpose of incorporation in this circular.

21 February 2007

The Directors

Hutchison Telecommunications International Limited

Dear Sirs,

We set out below our report on the financial information relating to Hutchison Telecommunications International Limited (the “Company”) and its subsidiaries (hereinafter collectively referred to as the “Group”) for each of the years ended 31 December 2003, 2004 and 2005 and the nine months ended 30 September 2005 and 2006 (the “Relevant Periods”) for inclusion in the circular of the Company dated 21 February 2007 (the “Circular”) in connection with the disposal of the Company’s direct and indirect equity and loan interests, held through subsidiaries, in its Indian mobile telecommunications operation comprising Hutchison Essar Limited and its subsidiaries.

The Company was incorporated in the Cayman Islands on 17 March 2004 with limited liability.

As at the date of this report, the Company had direct and indirect interests in the principal subsidiaries as set out on pages I-82 to I-83 below. All these companies have adopted 31 December as their financial year end date.

The consolidated financial statements of the Group for each of the years ended 31 December 2003, 2004 and 2005, prepared in accordance with Hong Kong Financial Reporting Standards, were audited by PricewaterhouseCoopers. No audited consolidated financial statements of the Group have been prepared for the nine months ended 30 September 2005 and 2006 prior to the preparation of this report.

Respective responsibilities of directors and reporting accountants

The financial information as set out on pages I-3 to I-88 below (the “Financial Information”) has been prepared based on the audited consolidated financial statements of the Group for each of the years ended 31 December 2003, 2004 and 2005 and the unaudited consolidated financial statements of the Group for the nine months ended 30 September 2005 and 2006, after making such adjustments as are appropriate.

The directors of the Company are responsible for preparing these consolidated financial statements which give a true and fair view. In preparing the consolidated financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently. The directors of the Company are responsible for the Financial Information which gives a true and fair view.

For the financial information for each of the years ended 31 December 2003, 2004 and 2005 and the nine months ended 30 September 2006, it is our responsibility to express an independent opinion, based on our examination, on the financial information and to report our opinion to you.

For the financial information for the nine months ended 30 September 2005, it is our responsibility to form an independent conclusion, based on our review, on the financial information and to report our conclusion to you.

Basis of opinion and review work performed

For the financial information for each of the years ended 31 December 2003, 2004 and 2005 and the nine months ended 30 September 2006, we have examined the audited consolidated financial statements of the Group for each of the years ended 31 December 2003, 2004 and 2005, and the unaudited consolidated financial statements of the Group for the nine months ended 30 September 2006, and carried out such additional procedures as are necessary in accordance with the Auditing Guidance 3.340 “Prospectuses and the Reporting Accountant” issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA:”).

For the financial information for the nine months ended 30 September 2005, we conducted our review on the financial information in accordance with Statement of Auditing Standards 700 “Engagements to review interim financial reports” issued by the HKICPA. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information for the nine months ended 30 September 2005.

Opinion and review conclusion

In our opinion, the financial information for each of the years ended 31 December 2003, 2004 and 2005 and the nine months ended 30 September 2006, for the purpose of this report, gives a true and fair view of the state of affairs of the Company and the Group as at 31 December 2003, 2004 and 2005 and 30 September 2006 and of the Group’s results and cash flows for the years/period then ended.

On the basis of our review which does not constitute an audit, for the purpose of this report, we are not aware of any material modifications that should be made to the financial information for the nine months ended 30 September 2005.

CONSOLIDATED INCOME STATEMENTS

		Year ended 31 December						Nine months ended 30 September
HK$ millions	Note	2003		2004		2005		2005		2006
								(Unaudited)
Continuing operations:
Turnover	6, 7		10,045		14,845		24,356		17,482		24,028
Cost of inventories sold			(524)		(1,373)		(2,331)		(1,725)		(1,730)
Staff costs	8		(1,061)		(1,586)		(2,319)		(1,679)		(1,890)
Depreciation and amortisation	7		(2,277)		(3,117)		(4,367)		(3,182)		(3,727)
Other operating expenses	9		(5,855)		(8,913)		(13,256)		(9,329)		(13,120)

Operating profit/(loss) before disposal of investments and others			328		(144)		2,083		1,567		3,561
Profit on disposal of investments and others, net	10		—		1,300		71		41		43

Operating profit			328		1,156		2,154		1,608		3,604
Interest and other finance costs, net	11		(824)		(1,015)		(1,604)		(1,181)		(1,941)
Share of results of associated companies	12		842		338		86		87		(1)

Profit before taxation			346		479		636		514		1,662
Current taxation charge	13		(22)		(105)		(229)		(160)		(587)
Deferred taxation credit/(charge)	13		(421)		(80)		(205)		(130)		58

Profit/(loss) for the year/period from continuing operations			(97)		294		202		224		1,133

Discontinued operations:
Loss from discontinued operations	14		(75)		(54)		(352)		(352)		—

Profit/(loss) for the year/period			(172)		240		(150)		(128)		1,133

Attributable to:
Equity holders of the Company:
- continuing operations			(321)		24		(416)		(209)		109
- discontinued operations			(75)		(54)		(352)		(352)		—

			(396)		(30)		(768)		(561)		109
Minority interest - continuing operations			224		270		618		433		1,024

			(172)		240		(150)		(128)		1,133

Dividends	15		—		—		—		—		—

Earnings/(loss) per share from continuing operations attributable to the equity holders of the Company:	16
- basic		HK$	(0.07)	HK$	0.01	HK$	(0.09)	HK$	(0.05)	HK$	0.02

- diluted		HK$	(0.07)	HK$	0.01	HK$	(0.09)	(HK$	0.05)	HK$	0.02

Loss per share from discontinued operations attributable to the equity holders of the Company:	16
- basic		HK$	(0.02)	HK$	(0.01)	HK$	(0.08)	HK$	(0.08)		N/A

- diluted		HK$	(0.02)	HK$	(0.01)	HK$	(0.08)	HK$	(0.08)		N/A

The accompanying notes are an integral part of the Financial Information.

CONSOLIDATED BALANCE SHEETS

	Note	As at 31 December			As at 30 September 2006
HK$ millions		2003	2004	2005
ASSETS
Current assets
Cash and cash equivalents		1,993	2,102	2,436	2,506
Restricted cash		6	10	1	—
Trade and other receivables	17	2,549	3,726	10,009	9,687
Stocks		628	485	688	664
Derivative financial assets	18	—	—	9	8

Total current assets		5,176	6,323	13,143	12,865

Non-current assets
Fixed assets	19	17,697	20,228	24,591	29,149
Goodwill	20	6,168	6,139	9,688	19,076
Other intangible assets	21	3,704	3,859	9,182	10,629
Other non-current assets	22	2,021	1,481	2,067	3,618
Deferred tax assets	23	820	844	918	968
Associated companies	24	1,581	1,846	2	2

Total non-current assets		31,991	34,397	46,448	63,442

Total assets		37,167	40,720	59,591	76,307

LIABILITIES
Current liabilities
Trade and other payables	25	5,987	6,763	10,535	12,084
Borrowings	26	5,483	13,844	7,690	16,680
Current income tax liabilities		29	89	130	150
Derivative financial liabilities	18	—	—	116	292

Total current liabilities		11,499	20,696	18,471	29,206

Non-current liabilities
Borrowings	26	7,485	3,582	19,002	21,690
Deferred tax liabilities	23	46	148	963	1,045
Other non-current liabilities	27	24,158	1,428	1,333	2,936

Total non-current liabilities		31,689	5,158	21,298	25,671

Total liabilities		43,188	25,854	39,769	54,877

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	28	—	1,125	1,188	1,189
Reserves	29	(6,716)	12,705	14,982	14,973

		(6,716)	13,830	16,170	16,162
Minority interest	30(d)	695	1,036	3,652	5,268

Total equity		(6,021)	14,866	19,822	21,430

Total equity and liabilities		37,167	40,720	59,591	76,307

Net current liabilities		6,323	14,373	5,328	16,341

Total assets less current liabilities		25,668	20,024	41,120	47,101

The accompanying notes are an integral part of the Financial Information.

CONSOLIDATED CASH FLOW STATEMENTS

	Note	Year ended 31 December			Nine months ended 30 September
HK$ millions		2003	2004	2005	2005	2006
					(Unaudited)
Cash flows from operating activities
Profit before taxation		346	479	636	514	1,662
Adjustments for:
- Interest income	11	(56)	(24)	(65)	(43)	(89)
- Interest and other finance costs	11	880	1,039	1,669	1,224	2,030
- Depreciation and amortisation	7	2,277	3,117	4,367	3,182	3,727
- Recognition of share-based payments	8	—	6	109	63	89
- Profit on disposal of investments and others, net	10	—	(1,300)	(71)	(41)	(43)
- Loss on disposal and impairment of fixed assets	9	29	144	7	2	15
- Write-off of customer acquisition and retention costs	9	234	150	99	93	17
- Share of results of associated companies	12	(842)	(338)	(86)	(87)	1
- Changes in working capital
- (Increase)/decrease in stocks		(570)	143	(42)	96	(34)
- Increase in trade and other receivables		(755)	(1,081)	(1,099)	(752)	(1,661)
- Decrease/(increase) in short-term receivable from related companies		—	(85)	(1)	(10)	52
- (Decrease)/increase in trade and other payables		351	970	1,581	695	(425)
- Increase/(decrease) in short-term payable to related companies		(111)	(5)	85	130	36

Cash generated from continuing operations		1,783	3,215	7,189	5,066	5,377

Loss for the year/period from discontinued operations		(75)	(54)	(352)	(352)	—
- Adjustment for depreciation and amortisation		40	33	16	16	—
- Loss on disposal of discontinued operations		—	—	336	336	—

Cash used in discontinued operations	14	(35)	(21)	—	—	—

Cash generated from operations		1,748	3,194	7,189	5,066	5,377
Interest received		56	24	65	43	84
Interest and other finance costs paid		(800)	(892)	(1,756)	(1,298)	(1,631)
Taxes paid		—	(82)	(221)	(169)	(555)

Net cash generated from operating activities		1,004	2,244	5,277	3,642	3,275

The accompanying notes are an integral part of the Financial Information.

CONSOLIDATED CASH FLOW STATEMENTS (continued)

	Note	Year ended 31 December			Nine months ended 30 September
HK$ millions		2003	2004	2005	2005	2006
					(Unaudited)
Cash flows from investing activities
Purchases of fixed assets		(5,573)	(5,138)	(4,046)	(2,844)	(5,050)
Upfront and fixed periodic payments for telecommunications licences		(343)	(249)	—	—	(111)
Additions to customer acquisition and retention costs		(490)	(728)	(650)	(481)	(343)
Additions to prepaid capacity and maintenance		—	—	—	—	(29)
Advanced payments for network roll out		—	—	—	—	(160)
Non-current loan to a related company		—	—	—	—	(110)
Prepayments for acquisition of subsidiaries		—	—	(4,011)	—	(788)
Decrease/(increase) in long-term deposits		13	14	(337)	(296)	15
Proceeds on disposal of fixed assets		63	34	16	16	20
Purchases of subsidiaries, net of cash acquired	30(a)	(89)	69	(926)	(926)	40
Purchase of transmission business	30(b)	—	—	—	—	(124)
Purchases of associated companies		(63)	—	—	—	—
Increase in investment in subsidiaries		—	—	(477)	(477)	(5,259)
Proceeds on disposal of subsidiaries, net of cash disposed of	30(c)	—	—	193	193	2
Proceeds on disposal of partial interest in subsidiaries		—	1,578	476	476	—

Net cash used in investing activities		(6,482)	(4,420)	(9,762)	(4,339)	(11,897)

Cash flows from financing activities
Net cash flows from financing activities	30(d)	3,851	3,802	4,568	1,716	7,634
(Increase)/decrease in amounts due from related companies		17	(1,513)	—	—	—
Proceeds from exercise of share options of the Company		—	—	—	—	21
Proceeds from exercise of share options of a subsidiary		—	—	—	—	54
Equity contribution from minority shareholders	30(d)	175	—	312	—	1,368
Dividend paid to minority shareholders	30(d)	—	—	(70)	—	(199)
Repayment of loan from minority shareholders	30(d)	—	—	—	—	(187)
Decrease/(increase) in restricted cash		569	(4)	9	9	1

Net cash provided by financing activities		4,612	2,285	4,819	1,725	8,692

Increase/(decrease) in cash and cash equivalents		(866)	109	334	1,028	70
Cash and cash equivalents at beginning of year/period		2,859	1,993	2,102	2,102	2,436

Cash and cash equivalents at end of year/period		1,993	2,102	2,436	3,130	2,506

The accompanying notes are an integral part of the Financial Information.

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

HK$ millions	Note	Year ended 31 December			Nine months ended 30 September
		2003	2004	2005	2005	2006
					(Unaudited)
Fair value changes arising from business combination	29	—	—	1,233	1,233	—
Currency translation differences		(248)	(73)	(467)	(331)	(145)
Actuarial gains/(losses) of defined benefit plans		37	(47)	47	—	8

Net (expense)/income recognised directly in equity		(211)	(120)	813	902	(137)
Profit/(loss) for the year/period		(172)	240	(150)	(128)	1,133

Total recognised income/(expense) for the year/period		(383)	120	663	774	996

Attributable to:
Equity holders of the Company		(444)	(73)	191	534	(100)
Minority interest		61	193	472	240	1,096

		(383)	120	663	774	996

Effect of change in accounting policies:
Equity holders of the Company		—	—	—	—	—
Minority interest		—	—	—	—	—

		—	—	—	—	—

The accompanying notes are an integral part of the Financial Information.

NOTES TO THE FINANCIAL INFORMATION

1.	General information

Hutchison Telecommunications International Limited (the “Company”) was incorporated in the Cayman Islands on 17 March 2004 as a company with limited liability. The address of its registered office is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The Company's ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (“SEHK”), and in the form of American Depositary Shares on New York Stock Exchange, Inc. (“NYSE”).

The Company and its subsidiaries (together the “Group”) are engaged in mobile telecommunications and related businesses in Hong Kong and Macau, India, Israel, Thailand, Indonesia, Vietnam, Sri Lanka and Ghana. The Group also has a fixed-line telecommunications business in Hong Kong.

The Restructuring

On 22 September 2004, the Company and Hutchison Whampoa Limited (“HWL”) undertook a restructuring (the “Restructuring”) in contemplation of the listing of the Company on SEHK and NYSE, whereby HWL transferred to the Company the operations and related assets and liabilities of its mobile telecommunications and related businesses in Hong Kong, India, Israel, Thailand, Sri Lanka, Paraguay, Ghana and Macau, and fixed-line telecommunications and other businesses in Hong Kong.

2.	Basis of preparation and principal accounting policies

The principal accounting policies adopted in the preparation of this financial information are set out below. These policies have been consistently applied to all the years/periods presented, unless otherwise stated.

(a)	Basis of preparation

The Restructuring was accounted for as a reorganisation of businesses under common control in a manner similar to a pooling of interests. The accompanying financial information was prepared as if the Restructuring had been consummated as of 1 January 2003, except that the capitalisation of net non-current amounts due to related companies and related interest expenses as share capital and share premium of the Company were not reflected until the restructuring occurred on 22 September 2004.

The financial information has been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”, which term collectively includes Hong Kong Accounting Standard (“HKAS”) and related interpretations) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). This financial information has been prepared under the historical cost convention, as modified by the financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of financial information in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial information, are disclosed in Note 4.

At 30 September 2006, the Group had net current liabilities of HK$16,341 million. Whilst the Group’s operations have generated cash during the period, investments in the Group’s businesses have consumed cash in excess of amounts generated from operations. The consequent financing requirement has been met by bank and other loans, including the Group’s HK$9 billion credit facility.

(b)	Changes in accounting policies

HKICPA has issued a number of new and revised HKFRS that are effective or available for early adoption for the financial year beginning 1 January 2005. In 2004, the Group early adopted HKFRS 3 “Business Combinations”, HKAS 36 “Impairment of Assets” and HKAS 38 “Intangible Assets”.

In 2005, the Group adopted retrospectively, where required, the remaining new or revised HKFRS that are currently in issue and effective for the financial year beginning 1 January 2005 and has elected to early adopt Amendment to HKAS 19 “Employee Benefits - Actuarial Gains and Losses, Group Plans and Disclosures” ahead of its effective date of 1 January 2006. The 2004 and 2003 comparatives have been restated as required. No comparatives have been restated for the changes in accounting policies for financial instruments because HKAS39 “Financial Instruments: Recognition and Measurement” does not permit to recognise, derecognise and measure financial assets and liabilities on a retrospective basis. Accordingly, the transitional reclassification adjustments are determined and recorded as at 1 January 2005 and are shown in Note 29 as “Adjustment in respect of changes in accounting policy for financial instruments”.

In 2006, the Group adopted the new or revised HKFRS standards below, which are relevant to its operations. Accordingly, the prior years/periods comparatives have been amended as required, in accordance with the relevant requirements and to conform with the current period’s presentation.

Amendment to HKFRS 4	Insurance contracts - financial guarantee contracts
Amendment to HKAS 21	The effects of changes in foreign exchange rates
- Net investment in a foreign operation
Amendments to HKAS 39	Financial instruments: recognition and measurement
- financial guarantee contracts
- cash flow hedges accounting of forecast intra-group transactions
- the fair value option
HKFRS Interpretation 4	Determining whether an arrangement contains a lease
HKFRS Interpretation 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds

The adoption of the amendment to HKFRS 4, amendments to HKAS 39, HKFRS Interpretation 4 and HKFRS Interpretation 5 did not result in substantial changes to the Group's accounting policies. In summary:

•

The amendments to HKFRS 4 and HKAS 39 on financial guarantee contracts introduce a requirement to recognise the fair value of financial guarantees issued under HKAS 39, unless the entity has previously asserted that it regards such contracts as insurance contracts.

•

The amendment to HKAS 39 on cash flow hedge accounting of forecast intra-group transactions specifically permits hedge accounting to be adopted in consolidated financial statements in respect of the foreign exchange risk of a highly probable forecast intra-group transaction, but only if the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and if the foreign currency risk will affect consolidated profit or loss.

•	The amendment to HKAS 39 on the fair value option restricts the circumstances under which the fair value option in HKAS 39 can be taken advantage of, compared to the original HKAS 39.

•

The HKFRS Interpretation 4 looks at the question as to whether certain supply arrangements contain in substance a lease that should be recognised by both the lessor and lessee in accordance with HKAS 17 “Leases”.

•

The HKFRS Interpretation 5 considers the situation where an entity is expected to incur costs in the future for decommissioning, restoration and/or environmental rehabilitation and contributes to a fund, which will later cover those costs.

The amendment to HKAS 21 relates to circumstances under which a loan from fellow subsidiaries can be regarded as part of net investment in a foreign operation, hence the exchange differences arising on those loans should be recorded directly in equity. The adoption of amendment to HKAS 21 has resulted in a change in accounting policy relating to foreign currency translation. The Group's loans to a subsidiary in Indonesia, which are denominated in US dollars, are regarded as part of net investment in a foreign operation and the exchange differences arising on those loans are recorded directly in equity. The effect of this change on income statements, earnings/(loss) per share, and the cumulative effect on various balance sheet items is summarised below:

(i)	There is no effect on the profit or loss and loss per share for the years ended 31 December 2003 and 2004 as the loans to the subsidiary in Indonesia were made in 2005.

(ii)	Effect on the profit or loss and loss per share for the year ended 31 December 2005

	Amendment to HKAS 21
	HK$ millions
Year ended 31 December 2005:
Increase in other operating expenses		9

Decrease in profit for the year		(9)

Increase in loss attributable to equity holders of the Company		(9)

Loss per share - basic	HK$	(0.00)

Loss per share - diluted		N/A

(iii)	Effect on the profit or loss and loss per share for the nine months ended 30 September 2005

Amendment to HKAS 21
HK$ millions
Nine months ended 30 September 2005:
Increase in other operating expenses		—

Decrease in profit for the period		—

Increase in loss attributable to equity holders of the Company		—

Loss per share - basic	HK$	(0.00)

Loss per share - diluted		N/A

(iv)	Effect on the profit or loss and earnings per share for the nine months ended 30 September 2006

	Amendment to HKAS 21
	HK$ millions
Nine months ended 30 September 2006:
Increase in other operating expenses		9

Decrease in profit for the period		(9)

Decrease in profit attributable to equity holders of the Company		(9)

Earnings per share - basic and diluted	HK$	(0.00)

(v)	There is no cumulative effect on various balance sheet items as at 31 December 2003 and 2004 as the loans to the subsidiary in Indonesia were made in 2005.

(vi)	Cumulative effect on various balance sheet items as at 31 December 2005

Amendment to HKAS 21
HK$ millions
Net assets	—

Capital and reserves attributable to equity holders of the Company
Cumulative impact of change in accounting policy as at 1 January 2005	—
Impact of change in accounting policy on the year ended 31 December 2005
Loss attributable to equity holders of the Company	(9)
Exchange reserve	9

Cumulative impact of change in accounting policy as at 31 December 2005	—

Minority interest	—

Total equity	—

(vii)	Cumulative effect on various balance sheet items as at 30 September 2006

Amendment to HKAS 21
HK$ millions
Net assets	—

Capital and reserves attributable to equity holders of the Company
Cumulative impact of change in accounting policy as at 1 January 2006	—
Impact of change in accounting policy on the nine months ended 30 September 2006
Profit attributable to equity holders of the Company	(9)
Exchange reserve	9

Cumulative impact of change in accounting policy as at 30 September 2006	—

Minority interest	—

Total equity	—

At the date of authorisation of this Financial Information, the following new standards, amendments to standards and interpretations have been issued but are not effective for the nine months ended 30 September 2006:

HKFRS 7	Financial instruments disclosures
Amendment to HKAS 1	Presentation of financial statements - capital disclosures
HK(IFRIC) Interpretation 7	Applying the restatement approach under HKAS 29 “Financial Reporting in Hyperinflationary Economies”
HK(IFRIC) Interpretation 8	Scope of HKFRS 2
HK(IFRIC) Interpretation 9	Reassessment of embedded derivatives
HK(IFRIC) Interpretation 10	Interim reporting and impairment

The Group did not early adopt any of these new standards, amendments to standards and interpretations. The adoption of these new standards, amendments to standards and interpretations in future periods is not expected to result in substantial changes to the Group's accounting policies.

(c)	Basis of consolidation

The financial information made up to 30 September/31 December include the accounts of the Company and all of its direct and indirect subsidiaries and also incorporate the Group’s interest in associated companies on the basis set out in Note 2(f) below. Results of subsidiaries and associated companies acquired or disposed of during the year/period are included as from their effective dates of acquisition to 30 September / 31 December or up to the dates of disposal as the case may be.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries and associated companies have been changed where necessary to ensure consistency with the policies adopted by the Group.

(d)	Subsidiaries

A company is a subsidiary if the Company, directly or indirectly, has more than 50% of the voting control or otherwise has governing power, or by virtue of the Company’s funding or financing arrangements bears the majority of the economic risks and is entitled to the majority of the rewards of that company on a long-term basis. In the consolidated accounts, subsidiaries are accounted for as described in Note 2(c) above. In the unconsolidated accounts of the Company, investments in subsidiaries are stated at cost less provision for impairment losses.

The particulars of the Group’s principal subsidiaries are set forth on pages I-82 to I-83.

(e)	Minority interest

Minority interest at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet separately from equity attributable to the equity shareholders of the Company. Minority interest in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interest and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority's interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group's interest except to the extent that minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group’s interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

(f)	Associated companies

An investee company is classified as an associated company if significant influence is exercised over its management but there is no contractual agreement between the shareholders to establish the Group’s control or joint control over the economic activities of the entity. Results of the associated companies are incorporated in the accounts to the extent of the Group’s share of the post acquisition results. Investments in associated companies represent the Group’s share of their net assets, after attributing fair values to their net assets as at the date of acquisition, less provision for impairment in value.

(g)	Business Co-operation Contract

The Group obtained an investment licence from the Ministry of Planning and Investment of Vietnam to engage in a business co-operation under a Business Co-operation Contract (“BCC”) with Hanoi Telecommunication Joint Stock Company to build, operate and develop a mobile telecommunications network in Vietnam. By virtue of the financing arrangements of the BCC, the Group bears the majority of the economic risks of the BCC and thus currently has accounted for the BCC as if it is a subsidiary of the Group. The Group has recognised in its accounts the assets that it controls and the liabilities that it incurs, as well as the expenses that it incurs and its share of income, if any, from the BCC.

(h)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the accounts of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The financial information is presented in Hong Kong dollars, which is the Company’s functional and presentation currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at balance sheet date exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Translation differences on non-monetary items, such as equity instruments held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation difference on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

(iii)	Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii)	income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii)	all resulting exchange differences are recognised as a separate component of equity (cumulative translation adjustments).

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders, equity. When a foreign operation is sold, such exchange differences are recognised in the consolidated income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(i)	Fixed assets

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Fixed assets are depreciated on a straight-line basis, at rates sufficient to write off their costs over their estimated useful lives.

Buildings	20 - 50 years
Telecommunications and network equipment	10 -35 years
Motor vehicles	4 - 5 years
Office furniture & equipment and computer equipment	3 - 7 years
Leasehold improvements	Over the unexpired period of the lease or 7 years, whichever is the shorter

Subsequent costs on fixed assets are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the period in which they are incurred.

Construction in progress is stated at cost, which includes borrowing costs incurred to finance the construction, and is proportionally attributed to the qualifying assets.

The assets’ residual values and useful lives are reviewed, and adjusted if applicable, at each balance sheet date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

(j)	Leased assets

Assets acquired pursuant to finance leases and hire purchase contracts that transfer to the Group substantially all the rewards and risks of ownership are accounted for as if purchased.

Finance leases are capitalised at the inception of the leases at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Lease payments are treated as consisting of capital and interest elements. The capital element of the leasing commitment is included as a liability and the interest element is charged to the consolidated income statement. All other leases are accounted for as operating leases and the rental payments are charged to the consolidated income statement on a straight-line basis.

(k)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired subsidiary or associated company at the date of acquisition.

Goodwill on acquisition is reported in the consolidated balance sheet as a separate asset or, as applicable, included within investment in associated company. Up to 31 December 2003, goodwill was amortised using the straight line method over its estimated useful life and assessed for impairment for each balance sheet date. From 1 January 2004, with the early adoption of HKFRS 3, goodwill is not subject to amortisation and the accumulated amortisation as at 31 December 2003 amounted to HK$2,232 million has been eliminated with a corresponding decrease in the cost of goodwill. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The Group allocates goodwill to each business segment in each country in which it operates.

(l)	Other intangible assets

(i)	Telecommunications licences

The Group owns the rights to use and operate specified spectrums in some jurisdictions over a certain period of time through annual minimum fees plus a variable portion depending on the future revenues from the services. Licence fees payments, the discounted value of the fixed annual fees to be paid over the licence period, and certain other direct costs incurred prior to the date the asset is ready for its intended use are capitalised. Capitalised licence fees are amortised from the date the asset is ready for its intended use until the expiration of the licence.

Interest is accreted on the fixed annual fees and charged to interest expense. Variable licence fees are recognised as period costs.

(ii)	Customer acquisition and retention costs

Costs to acquire or retain telecommunications customers pursuant to a contract with early termination penalties are capitalised and amortised over the minimum enforceable contractual period, which is generally a period of 12-18 months. In the event that a customer churns off the network within the minimum enforceable contractual period, any unamortised customer acquisition or retention costs are written off in the period in which the customer churns.

Costs to acquire prepaid telecommunications customers are expensed in the period incurred.

(iii)	Brand name and customer base

Brand name and customer base that are acquired by the Group are stated at cost less accumulated amortisation (where the estimated useful life is other than indefinite) and impairment losses. Amortisation of brand name and customer base is calculated on a straight-line basis over the assets’ estimated useful lives unless such lives are indefinite. Brand name and customer base with finite useful lives are amortised from the date they are available for use and their estimated useful lives are as follows:

Brand name	17 years
Customer base	5 -9 years

(m)	Prepaid capacity and maintenance

Prepaid capacity and maintenance is telecommunications capacity leased on an indefeasible right of use (“IRU”) basis and related maintenance services. Prepaid capacity and maintenance is stated at cost and amortised on a straight-line basis from the date that the related capacity is activated over the shorter of the term of the IRU agreement or estimated useful life.

(n)	Asset impairment

Up to 31 December 2003, intangible and tangibles assets were tested for impairment when an event that might affect asset carrying value has occurred. A provision for impairment in value was recognised to the extent that the carrying amount cannot be recovered either by selling the asset or from discounted future earnings from operating the asset. Such provision was recognised in the consolidated income statement.

From 1 January 2004, assets that have an indefinite useful life are not subject to amortisation, and are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

(o)	Financial assets

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, held-to-maturity investments, and loans and receivables. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

(i)	Financial assets at fair value through profit or loss

A financial asset is designated at fair value through profit or loss at inception if acquired principally for the purpose of selling in the short term or if so designated by management. Assets in this category are classified as current assets if they are expected to be realised within 12 months of the balance sheet date.

(ii)	Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments that the Group has the positive intention and ability to hold to maturity. They are included in non-current assets, except for those with maturities within 12 months after the balance sheet date which are classified as current assets.

(iii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and with no intention of trading. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets.

Purchases and sales of investments are recognised on trade-date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently carried at fair value. Held-to-maturity investments and loans and receivables are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the “financial assets at fair value through profit or loss” category are included in the income statement in the period in which they arise.

The Group assesses at each balance sheet date whether there is objective evidence that financial assets, loans, receivables, or a group of financial assets is impaired.

(p)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and in banks and all demand deposits placed with banks with original maturities of three months or less from the date of placement or acquisition.

(q)	Restricted cash

Restricted cash represents cash deposited with banks as collateral for the Group’s banking facilities.

(r)	Stocks

Stocks consist of handsets and phone accessories and are valued using the weighted average cost method. Stocks are stated at the lower of cost and net realisable value. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expense.

(s)	Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivable. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

(t)	Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method except for borrowing costs capitalised for qualifying assets (Note 2(i)).

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(u)	Provisions

Provisions for restructuring costs and legal claims are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

(v)	Deferred taxation

Deferred taxation is provided, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in the accounts. Deferred tax liabilities are provided in full on all taxable temporary differences while deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences (including tax losses) can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiary and associated companies, except when the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(w)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(x)	Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that an outflow of economic resources will be required or the amount of the obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the Financial Information unless the probability of outflow of resources embodying economic benefits is remote. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognised as a provision.

(y)	Employee benefits

(i)	Pension plans

Pension plans are classified into defined benefit and defined contribution plans.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in full in the year in which they occur in the statement of recognised income and expense.

Past-service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

The Group’s contributions to the defined contribution plans are charged to the income statement in the year incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. The Group has no further payment obligations once the contributions have been paid.

(ii)	Share-based payments

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(iii)	Termination benefits

Termination benefits are recognised when, and only when, the Group demonstrably committed itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(z)	Segment reporting

A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

(aa)	Revenue recognition

The Group recognises revenue on the following bases:

a.	Installation and connection fees are recognised on connection of the service.

b.	Sales of handsets are recognised upon delivery to the distributors, dealers or directly to the customers.

c.	Revenues from usage charges, software development services and technical services are recognised when services are rendered and collectibility can be reasonably assured.

d.	Revenues from prepaid recharges are recognised upon customer’s usage or upon the expiry of the service period.

e.	Revenues for monthly fees and value added services are recognised on a time proportion basis, taking into account customers’ usage of the services.

f.	Network interconnection with international carriers and roaming revenues are recognised as rendered/incurred and are presented on a gross basis.

(ab)	Interest income

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(ac)	Dilution of interest in subsidiaries or associated companies

Reduction in the Group’s proportionate share of the underlying equity of a subsidiary or associated company, including goodwill, which result from the issuance of additional equity by the entity, are recognised as gains or losses as incurred.

(ad)	Increase in proportionate share of subsidiaries

The increase in the Group’s proportionate share of the underlying equity of a subsidiary is accounted for using the carrying value of the subsidiary's assets and liabilities. The difference between the amount paid for the additional equity interest of a subsidiary and the increase in the share of the carrying values of the subsidiary’s assets and liabilities is recognised as goodwill or negative goodwill in accordance with Note 2(c) above.

3.	Financial risk management

(a)	Financial risk factors

The Group is exposed to market risk from changes in interest rates and currency exchange rates. Interest rate risk exists principally with respect to the Group’s financial liabilities bearing interest at floating rates. Interest rate risk also exists with respect to the fair value of fixed rate financial assets and liabilities. Exchange rate risk exists with respect to the Group’s financial assets and liabilities denominated in currencies other than Hong Kong dollars. The Group is also subject to exchange rate risks with respect to its operations and investments outside Hong Kong. The Group manages these risks by a variety of methods, including the use of a number of derivative financial instruments such as cross currency and interest rate swap contracts. All transactions in derivative financial instruments are undertaken for risk management purposes only. No instruments are held by the Group for trading or speculative purposes.

The Group enters into forward exchange contracts when it is deemed appropriate to manage its foreign currency exposures. Foreign currency swap agreements are used to manage exchange rate exposures mainly relating to certain debt instruments denominated in foreign currency. Foreign currency denominated borrowings are translated at the contracted swap rates where the Group has entered into currency swap arrangements.

The Group manages its fair value and interest rate risks by entering into interest rate swaps to manage the fixed and floating interest rate mix of the Group’s total debt portfolio and reduce the impact of fluctuating interest rates on its short-term and long-term debts. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. Interest expense on the debts is adjusted to include the payments made or received under the interest rate swaps.

(b)	Accounting for derivative financial instruments and hedging activities

Derivatives that do not qualify for hedge accounting under HKAS 39 are accounted for with the changes in fair value being recognised in the income statement.

(c)	Fair value estimation

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The carrying amounts of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

4.	Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a)	Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Notes 3, 20, 27(b) and 28 contain information about the assumption and their risk factors relating to financial instruments, goodwill impairment, defined benefits obligations, fair value of share options granted. Other key sources of estimation uncertainty are described below.

(i)	Estimated useful life for telecommunications and network equipment

The Group has substantial investments in the mobile and fixed-line telecommunications and network equipment. Changes in technology or changes in the intended use of these assets may cause the estimated period of use or value of these assets to change.

(ii)	Income taxes

The Group is subject to income taxes in jurisdictions in which the Group operates. Significant judgement is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(iii)	Asset impairment

Management judgement is required in the area of asset impairment, including goodwill, particularly in assessing whether: (1) an event has occurred that may affect asset values; (2) the carrying value of an asset can be supported by the net present value of future cash flows from the asset using estimated cash flow projections; and (3) the cash flow is discounted using an appropriate rate. Changing the assumptions selected by management to determine the level, if any, of impairment, including the discount rates or the growth rate assumptions in the cash flow projections, could significantly affect the Group’s reported financial condition and results of operations.

(b)	Critical judgements in applying the Company's accounting policies

(i)	Deferred taxation

Management has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the recognition criteria for deferred tax assets recorded in relation to cumulative tax loss carry forwards. The assumptions regarding future profitability of various subsidiaries and the anticipated timing of utilising the tax holiday period available to the India businesses require significant judgment, and significant changes in these assumptions from period to period may have a material impact on the Group's reported financial condition and results of operations. As at 30 September 2006, we had recognised HK$968 million (2005 – HK$918 million, 2004 – HK$844 million, 2003 – HK$820 million) in deferred tax assets.

5. Business combinations

(a)	Deemed acquisition of Partner Communications Company Ltd. ("Partner")

On 20 April 2005, the Group’s shareholding in Partner increased from 42.9% to 52.2% following the completion of a buyback of shares by Partner from certain of its shareholders (“Partner’s Share Buyback”). The Group is deemed to have acquired an additional 9.3% of the issued share capital of Partner and resulted in the consolidation of Partner as a subsidiary company for the first time.

Details of net assets acquired and goodwill are as follows:

HK$ millions
Purchase consideration	—
Investment held prior to the deemed acquisition	1,757
Fair value changes arising from business combination	1,233

2,990
Less: fair value of net assets acquired - shown as below	(2,105)

Goodwill (Note 20)	885

The assets and liabilities arising from the deemed acquisition are as follows:

	Fair value	Book value
	HK$ millions	HK$ millions
Fixed assets	3,402	3,402
Other intangible assets - telecommunications licence	2,402	2,402
Other intangible assets - brand name and customer base	4,088	—
Other non-current assets - other receivables	280	280
Deferred tax assets	—	523
Cash and cash equivalents	8	8
Stocks	168	168
Trade and other receivables	1,290	1,290
Trade and other payables	(1,566)	(1,566)
Borrowings	(3,436)	(3,326)
Other non-current liabilities	(58)	(58)
Deferred tax liabilities	(581)	—

Net assets	5,997	3,123

Additional borrowings for Partner's Share Buyback	(1,964)
Minority interest	(1,928)

Net assets acquired	2,105

The increase in the Group’s share of Partner's net assets at fair value, which is attributable to the pre-existing 42.9% shareholding, amounting to HK$1,233 million, has been credited to the revaluation reserve (Note 29).

The excess of the Group's share of the consideration of Partner’s Share Buyback over the additional 9.3% shareholding deemed acquired, amounting to HK$468 million, has been recognised as goodwill. Goodwill arising from the acquisition of Partner in prior years, amounting to HK$417 million, has been transferred from carrying value of associated companies to goodwill, increasing the goodwill on acquisition of Partner to HK$885 million. This goodwill is attributable to the high profitability of the acquired business.

(b)	Acquisition of PT. Cyber Access Communications, subsequently renamed PT. Hutchison CP Telecommunications (“HCPT”)

On 27 July 2005, the Group acquired 60% of the issued share capital of HCPT, a mobile operator in Indonesia that holds a combined nationwide 2G and 3G mobile telecommunications licence, for a cash consideration of approximately US$120 million (approximately HK$934 million).

Details of net liabilities acquired and goodwill are as follows:

HK$ millions
Purchase consideration (cash paid)	934
Less: fair value of net liabilities acquired – shown as below	3

Goodwill (Note 20)	937

The assets and liabilities arising from the acquisition are as follows:

	Fair value	Book value
	HK$ millions	HK$ millions
Fixed assets	2	2
Trade and other receivables	13	13
Trade and other payables	(9)	(9)
Borrowings	(9)	(9)
Loan from minority shareholders	(2)	(2)

Net liabilities	(5)	(5)

Minority interest	2

Net liabilities acquired	(3)

The goodwill is attributable to the premium paid for acceleration of the business into the Indonesia market.

(c)	Acquisition of BPL Mobile Cellular Limited, subsequently renamed Hutchison Essar Cellular Limited (“HECL”)

On 2 January 2006, the Group completed the acquisition of 100% shareholding in HECL, which operates in the three licence areas of Maharashtra, Tamil Nadu and Kerala in India, for a consideration of INR11,440 million (approximately HK$1,964 million). Additionally, the Company has agreed to assume the indebtedness owed to HECL by BPL Communications Limited (“BPL”), the sole shareholder of HECL prior to the acquisition.

Details of net liabilities acquired and goodwill are as follows:

HK$ millions
Purchase consideration (cash paid)	1,964
Less: fair value of net liabilities acquired - shown as below	2,664

Goodwill (Note 20)	4,628

The assets and liabilities arising from the acquisition are as follows:

	Fair value	Book value
	HK$ millions	HK$ millions
Fixed assets	874	1,405
Other intangible assets - telecommunications licence	264	689
Other intangible assets - brand name and customer base	108	—
Cash and cash equivalents	40	40
Stocks	3	3
Trade and other receivables	259	259
Trade and other payables	(974)	(959)
Borrowings	(3,238)	(3,238)

Net liabilities acquired	(2,664)	(1,801)

The goodwill is attributable to the premium paid for acceleration of business into the three licence areas of Maharashtra, Tamil Nadu and Kerala in India.

(d)	Acquisition of transmission business of Med-1 I.C.1 (1999) Ltd. (“Med-1”)

On 3 July 2006, Partner Communications Company Ltd. (“Partner”), a subsidiary of the Group in Israel, completed the acquisition of the transmission business of Med-1 for a consideration of NIS71 million (approximately HK$124 million). Med-1 is a private company that established a fibre-optic network, a national communication infrastructure deployed throughout Israel, and holds a licence from the Ministry of Communications to supply communication infrastructure services for Israel companies. This market has a regulatory barrier – its participants have to receive a licence from the Ministry of Communications in Israel to supply communication infrastructure. This regulatory demand results in a small number of market participants.

Details of net assets acquired and goodwill are as follows:

HK$ millions
Purchase consideration (cash paid)	124
Less: fair value of net assets acquired – shown as below	(169)

Negative goodwill recognised directly in the income statement (Note 10)	(45)

The assets and liabilities arising from the acquisition are as follows:

	Fair value	Book value
	HK$ millions	HK$ millions
Fixed assets	137	246
Other intangible assets – customer base	48	—
Deferred tax liabilities	(16)	—

Net assets acquired	169	246

Partner has negotiated a price which was lower than the fair value of the net assets acquired determined based on the valuation performed by an independent consulting firm, and recognised negative goodwill of HK$45 million, being the excess of the net assets acquired over the purchase consideration, directly in the income statement. The negative goodwill is justifiable and attributable to the severe competition which affected Med-1 more as its key competitors have competitive advantage in scope of economy of scale. In addition, Med-1 is limited in its ability to dispose of its transmission business due to the regulatory barrier pertaining to the industry in which it operates.

(e)	Impact of business combinations

The business combinations which occurred during the year ended 31 December 2005 ((a) and (b) above) contributed turnover of HK$6,612 million and profit for the period of HK$270 million to the Group. Had the business combinations during the year ended 31 December 2005 occurred on 1 January 2005, the results of the Group, which are prepared for information purposes only and do not purport to be indicative of future operating results, would have been as follows:

	Year ended 31 December 2005
	HK$ millions
Turnover from continuing operations		26,494

Profit for the year from continuing operations		293

Loss attributable to equity holders of the Company
- continuing operations		(412)

Loss per share from continuing operations attributable to the equity holders of the Company:
- basic	HK$	(0.09)

- diluted	HK$	(0.09)

The business combinations which occurred during the nine months ended 30 September 2006 ((c) and (d) above) contributed turnover of HK$936 million and loss for the period of HK$196 million to the Group. Had the business combinations during the nine months ended 30 September 2006 occurred on 1 January 2006, the results of the Group, which are prepared for information purposes only and do not purport to be indicative of future operating results, would have been as follows:

	Nine months ended 30 September 2006
	HK$ millions
Turnover from continuing operations		24,042

Profit for the year from continuing operations		1,116

Profit attributable to equity holders of the Company
- continuing operations		100

Earnings per share from continuing operations attributable to the equity holders of the Company:
- basic	HK$	0.02

- diluted	HK$	0.02

6.	Turnover

Turnover comprises revenues from the provision of mobile telecommunications services; handset and accessory sales; fixed-line telecommunications services in Hong Kong, and other non-telecommunications businesses. An analysis of turnover is as follows:

	Year ended 31 December			Nine months ended 30 September
HK$ millions	2003	2004	2005	2005	2006
				(Unaudited)
Mobile telecommunications services	7,972	11,743	20,986	15,045	20,980
Mobile telecommunications products	445	401	651	465	1,031
Fixed-line telecommunications services	1,628	1,870	2,204	1,625	1,772
Other non-telecommunications businesses	—	831	515	347	245

	10,045	14,845	24,356	17,482	24,028

7.	Segment information

Segmental information is provided on the basis of primary geographical regions which is the basis on which the Group manages its world-wide interests. The Hong Kong and Macau region is further subdivided into mobile telecommunications and fixed-line telecommunications business segments. Management of the Group measures the performance of its segments based upon operating profit.

	As at and for the year ended 31 December 2003
HK$ millions	Hong Kong and Macau - mobile	Hong Kong - fixed-line	India	Israel	Thailand	Others*	Total
Turnover	3,485	1,628	4,497	—	355	80	10,045
Operating costs	(2,310)	(960)	(2,955)	—	(1,138)	(77)	(7,440)
Depreciation and amortisation	(565)	(437)	(872)	—	(360)	(43)	(2,277)

Operating profit/(loss)	610	231	670	—	(1,143)	(40)	328

Other non-cash items included in income statement:
Write-off of customer acquisition and retention costs	—	—	—	—	(234)	—	(234)

Provision for trade receivables	(45)	(12)	(100)	—	(240)	—	(397)

Total assets	9,365	7,874	11,721	—	5,647	2,560	37,167

Total liabilities	(12,346)	(8,430)	(12,990)	—	(7,138)	(2,284)	(43,188)

Capital expenditures on
- fixed assets	1,280	1,257	1,617	—	1,344	20	5,518

- other intangible assets	52	—	291	—	490	—	833

*	“Others” segment as at and for the year ended 31 December 2003 is comprised of Sri Lanka, Ghana, Corporate as well as the Group's non-telecommunications businesses in Hong Kong, the People’s Republic of China, Malaysia and Singapore.

	As at and for the year ended 31 December 2004
HK$ millions	Hong Kong and Macau— mobile	Hong Kong - fixed-line	India	Israel	Thailand	Others*	Total
Turnover	3,714	1,870	7,093	—	1,219	949	14,845
Operating costs	(3,352)	(1,200)	(4,892)	—	(1,452)	(976)	(11,872)
Depreciation and amortisation	(886)	(476)	(857)	—	(846)	(52)	(3,117)

Operating (loss)/profit before disposal of investments and others	(524)	194	1,344	—	(1,079)	(79)	(144)
Profit on disposal of investments and others, net	—	1,300	—	—	—	—	1,300

Operating profit/(loss)	(524)	1,494	1,344	—	(1,079)	(79)	1,156

Other non-cash items included in income statement:
Write-off of customer acquisition and retention costs	(67)	—	—	—	(83)	—	(150)

Provision for trade receivables	2	(61)	(67)	—	(22)	(5)	(153)

Impairment loss on fixed assets	(142)	—	—	—	—	—	(142)

Share-based payments	—	(6)	—	—	—	—	(6)

Total assets	8,926	8,183	14,298	—	5,952	3,361	40,720

Total liabilities	(6,331)	(919)	(7,926)	—	(8,836)	(1,842)	(25,854)

Capital expenditures on

- fixed assets	557	704	2,463	—	876	58	4,658

- other intangible assets	433	—	128	—	299	117	977

*	“Others” segment as at and for the year ended 31 December 2004 is comprised of Sri Lanka, Ghana, Corporate as well as the Group’s non-telecommunications businesses in Hong Kong, the People’s Republic of China, Malaysia and Singapore.

	As at and for the year ended 31 December 2005
HK$ millions	Hong Kong and Macau - mobile	Hong Kong - fixed-line	India	Israel	Thailand	Others*	Total
Turnover	3,837	2,204	9,996	6,612	1,045	662	24,356
Operating costs	(3,068)	(1,508)	(6,759)	(4,631)	(1,060)	(880)	(17,906)
Depreciation and amortisation	(1,189)	(618)	(797)	(1,149)	(529)	(85)	(4,367)

Operating profit/(loss) before disposal of investments and others	(420)	78	2,440	832	(544)	(303)	2,083
Profit/(loss) on disposal of investments and others, net	—	—	76	(5)	—	—	71

Operating profit/(loss)	(420)	78	2,516	827	(544)	(303)	2,154

Other non-cash items included in income statement:
Write-off of customer acquisition and retention costs	(26)	—	—	—	(73)	—	(99)

Provision for trade receivables	(3)	(31)	(242)	(2)	(3)	—	(281)

Share-based payments	—	(18)	—	(38)	—	(53)	(109)

Total assets	8,117	10,785	20,363	11,746	5,057	3,523	59,591

Total liabilities	(6,386)	(1,245)	(10,873)	(6,814)	(8,905)	(5,546)	(39,769)

Capital expenditures on
- fixed assets	415	425	2,744	531	282	321	4,718

- other intangible assets	477	98	—	—	75	—	650

*	“Others” segment as at and for the year ended 31 December 2005 is comprised of Sri Lanka, Ghana, Indonesia, Vietnam, Corporate as well as the Group’s non-telecommunications businesses in Hong Kong, the People’s Republic of China, Malaysia and Singapore.

	As at and for the nine months ended 30 September 2005 (Unaudited)
HK$ millions	Hong Kong and Macau - mobile	Hong Kong - fixed-line	India	Israel	Thailand	Others*	Total
Turnover	2,875	1,625	7,228	4,508	795	451	17,482
Operating costs	(2,261)	(1,078)	(4,795)	(3,141)	(854)	(604)	(12,733)
Depreciation and amortisation	(852)	(461)	(584)	(771)	(437)	(77)	(3,182)

Operating profit/(loss) before disposal of investments and others	(238)	86	1,849	596	(496)	(230)	1,567
Profit/(loss) on disposal of investments and others, net	—	—	49	(8)	—	—	41

Operating profit/(loss)	(238)	86	1,898	588	(496)	(230)	1,608

Other non-cash items included in income statement:
Write-off of customer acquisition and retention costs	(20)	—	—	—	(73)	—	(93)

Provision for trade receivables	(3)	(10)	(184)	(19)	(4)	—	(220)

Share-based payments	—	—	—	(25)	—	(38)	(63)

Capital expenditures on

- fixed assets	348	277	1,708	384	217	198	3,132

- other intangible assets	337	88	—	—	56	—	481

*	“Others” segment as at and for the nine months ended 30 September 2005 is comprised of Sri Lanka, Ghana, Indonesia, Vietnam, Corporate as well as the Group’s non-telecommunications businesses in Hong Kong, the People’s Republic of China, Malaysia and Singapore.

	As at and for the nine months ended 30 September 2006
HK$ millions	Hong Kong and Macau - mobile	Hong Kong - fixed-line	India	Israel	Thailand	Others*	Total
Turnover	3,053	1,772	10,852	7,161	769	421	24,028
Operating costs	(2,063)	(1,124)	(7,359)	(4,824)	(738)	(632)	(16,740)
Depreciation and amortisation	(836)	(457)	(882)	(1,101)	(413)	(38)	(3,727)

Operating profit/(loss) before disposal of investments and others	154	191	2,611	1,236	(382)	(249)	3,561
Profit on disposal of investments and others, net	—	—	—	43	—	—	43

Operating profit/(loss)	154	191	2,611	1,279	(382)	(249)	3,604

Other non-cash items included in income statement:
Write-off of customer acquisition and retention costs	(17)	—	—	—	—	—	(17)

Provision for trade receivables	—	(15)	(151)	(40)	(11)	(4)	(221)

Share-based payments	(17)	(17)	—	(30)	—	(25)	(89)

Total assets	8,186	10,731	35,246	12,346	5,082	4,716	76,307

Total liabilities	(6,493)	(998)	(22,218)	(6,744)	(10,326)	(8,098)	(54,877)

Capital expenditures on

- fixed assets	165	290	4,677	442	93	198	5,865

- other intangible assets	320	23	—	1	—	1,299	1,643

*	“Others” segment as at and for the nine months ended 30 September 2006 is comprised of Sri Lanka, Ghana, Indonesia, Vietnam, Corporate as well as the Group’s non-telecommunications businesses in Hong Kong, the People’s Republic of China, Malaysia and Singapore up to the date of disposal in July 2006.

8.	Staff costs

	Year ended 31 December			Nine months ended 30 September
HK$ millions	2003	2004	2005	2005	2006
				(Unaudited)
Wages and salaries	998	1,430	2,117	1,538	1,734
Termination benefits	—	89	72	31	31
Pension costs
- defined benefits plans (Note 27(b)(i))	48	36	(18)	22	9
- defined contribution plans (Note 27(b)(ii))	15	25	39	25	27
Share-based payments	—	6	109	63	89

	1,061	1,586	2,319	1,679	1,890

(a)	Directors’ emoluments

No emoluments were paid to directors of the Company for the year ended 31 December 2003 as the Company was incorporated on 17 March 2004 and no director was appointed prior to the date of incorporation.

	Year ended 31 December 2004
Name of Director	Fees	Basic salaries, allowance and benefits- in-kind	Bonus	Provident fund contribution	Share-based payments	Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
FOK Kin-ning, Canning	0.28	—	—	—	—	0.28
CHOW WOO Mo Fong, Susan	0.28	—	—	—	—	0.28
Frank John SIXT	0.27	—	—	—	—	0.27
Dennis Pok Man LUI	0.21	3.63	8.60	0.26	—	12.70
Tim PENNINGTON	0.21	2.52	1.38	0.40	—	4.51
CHAN Ting Yu	0.21	2.95	2.04	0.19	—	5.39
KWAN Kai Cheong (a)	0.19	—	—	—	—	0.19
John W. STANTON (a)	0.19	—	—	—	—	0.19
Kevin WESTLEY (a)	0.19	—	—	—	—	0.19

	2.03	9.10	12.02	0.85	—	24.00

Note (a)	Mr. Kwan Kai Cheong, Mr. John W. Stanton and Mr. Kevin Westley were appointed as director of the Company on 23 August 2004.

	Year ended 31 December 2005
Name of Director	Fees	Basic salaries, allowance and benefits- in-kind	Bonus	Provident fund contribution	Share-based payments	Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
FOK Kin-ning, Canning	0.39	—	—	—	—	0.39
Dennis Pok Man LUI	0.27	3.52	10.00	0.27	9.40	23.46
Tim PENNINGTON	0.27	3.47	2.48	0.56	3.48	10.26
Frank John SIXT	0.31	—	—	—	—	0.31
Naguib SAWIRIS (b)	0.01	—	—	—	—	0.01
Aldo MAREUSE (b)	0.01	—	—	—	—	0.01
KWAN Kai Cheong	0.63	—	—	—	—	0.63
John W. STANTON	0.55	—	—	—	—	0.55
Kevin WESTLEY	0.63	—	—	—	—	0.63
CHOW WOO Mo Fong, Susan (c)	0.31	—	—	—	—	0.31
CHAN Ting Yu (d)	0.26	2.85	2.45	0.20	3.48	9.24
WOO Chiu Man, Cliff (e)	0.22	2.19	2.16	0.14	2.44	7.15
NARDI, Kar Wai Agnes (f)	0.10	2.85	2.00	0.19	2.78	7.92

	3.96	14.88	19.09	1.36	21.58	60.87

	Nine months ended 30 September 2005 (Unaudited)
Name of Director	Fees	Basic salaries, allowance and benefits- in-kind	Bonus	Provident fund contribution	Share-based payments	Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
FOK Kin-ning, Canning	0.30	—	—	—	—	0.30
Dennis Pok Man LUI	0.20	2.65	7.50	0.20	3.48	14.03
Tim PENNINGTON	0.20	2.60	1.86	0.41	1.29	6.36
Frank John SIXT	0.25	—	—	—	—	0.25
KWAN Kai Cheong	0.47	—	—	—	—	0.47
John W. STANTON	0.41	—	—	—	—	0.41
Kevin WESTLEY	0.47	—	—	—	—	0.47
CHOW WOO Mo Fong, Susan (c)	0.25	—	—	—	—	0.25
CHAN Ting Yu (d)	0.20	2.14	1.84	0.15	1.29	5.62
WOO Chiu Man, Cliff (e)	0.15	1.65	1.62	0.11	0.90	4.43
NARDI, Kar Wai Agnes (f)	0.04	2.14	1.50	0.15	1.03	4.86

	2.94	11.18	14.32	1.02	7.99	37.45

Note (b)	Mr. Naguib Sawiris and Mr. Aldo Mareuse were appointed as director of the Company on 21 December 2005.
Note (c)	Mrs. Chow Woo Mo Fong, Susan resigned as director of the Company and was appointed as alternate director of Mr. Fok Kin-ning, Canning on 21 December 2005.
Note (d)	Mr. Chan Ting Yu the Company resigned as director of the Company and was appointed as alternate director of Mr. Dennis Pok Man Lui on 21 December 2005.
Note (e)	Mr. Woo Chiu Man, Cliff was appointed as director of the Company on 8 March 2005; resigned as director of the Company and was appointed as alternate director of Mr. Tim Pennington on 21 December 2005.
Note (f)	Ms. Nardi, Kar Wai Agnes was appointed as director of the Company on 4 August 2005; resigned as director of the Company and was appointed as alternate director of Mr. Frank John Sixt on 21 December 2005.

	Nine months ended 30 September 2006
Name of Director	Fees	Basic salaries, allowance and benefits- in-kind	Bonus	Provident fund contribution	Share-based payments	Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
FOK Kin-ning, Canning	0.28	—	—	—	—	0.28
Dennis Pok Man LUI	0.20	2.69	8.25	0.21	10.19	21.54
Tim PENNINGTON	0.20	2.61	2.04	0.45	3.78	9.08
Frank John SIXT	0.20	—	—	—	—	0.20
Naguib SAWIRIS	0.20	—	—	—	—	0.20
Aldo MAREUSE	0.20	—	—	—	—	0.20
KWAN Kai Cheong	0.49	—	—	—	—	0.49
John W. STANTON	0.41	—	—	—	—	0.41
Kevin WESTLEY	0.49	—	—	—	—	0.49

	2.67	5.30	10.29	0.66	13.97	32.89

No emoluments were paid to any directors as inducements to join or upon joining the Group or as compensation for loss of office during the Relevant Periods.

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest for the Relevant Periods are as follows:

	Year ended 31 December			Nine months ended 30 September
	2003	2004	2005	2005	2006
	Number of individual	Number of individual	Number of individual	Number of individual	Number of individual
				(Unaudited)
Directors of the Company	—	2	2	2	2
Non-directors of the Company
Executive of the Company	2	1	—	—	1
Director of certain subsidiaries of the Company	3	2	3	3	2

The aggregate remuneration paid to these highest paid individuals, who are non-directors of the Company, is as follows:
	Year ended 31 December			Nine months ended 30 September
HK$ millions	2003	2004	2005	2005	2006
				(Unaudited)
Basic salaries, allowances and benefits-in-kind	13	9	8	6	7
Bonuses	19	8	11	8	10
Provident fund contributions	1	1	1	1	1
Share-based payments	—	—	13	9	8

	33	18	33	24	26

The emoluments of the above mentioned individuals, who are non-directors of the Company, with the highest emoluments fall within the following bands:

	Year ended 31 December			Nine months ended 30 September
	2003	2004	2005	2005	2006
Emolument bands	Number of individual	Number of individual	Number of individual	Number of individual	Number of individual
				(Unaudited)
HK$4,000,001 - HK$4,500,000	1	—	—	—	—
HK$5,000,001 - HK$5,500,000	1	1	—	—	—
HK$6,000,001 - HK$6,500,000	1	1	—	—	—
HK$6,500,001 - HK$7,000,000	—	—	—	1	—
HK$7,000,001 - HK$7,500,000	1	1	—	1	—
HK$7,500,001 - HK$8,000,000	—	—	—	—	1
HK$8,000,001 - HK$8,500,000	—	—	—	—	1
HK$9,500,001 - HK$10,000,000	—	—	1	1	1
HK$10,000,001 - HK$10,500,000	1	—	—	—	—
HK$10,500,001 - HK$11,000,000	—	—	1	—	—
HK$12,500,001 - HK$13,000,000	—	—	1	—	—

No emoluments were paid to any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office during the Relevant Periods.

9.	Other operating expenses

	Year ended 31 December			Nine months ended 30 September
HK$ millions	2003	2004	2005	2005	2006
				(Unaudited)
Cost of services provided	3,612	4,989	8,673	6,103	8,033
General administrative and distribution costs	956	1,857	2,087	1,669	3,311
Impairment loss on fixed assets	—	142	—	—	—
Loss on disposal of fixed assets	29	2	7	2	15
Write-off of customer acquisition and retention costs	234	150	99	93	17
Operating leases in respect of
- buildings	516	540	729	526	660
- hire of plant and machinery	399	453	458	346	332
Auditors’ remuneration	6	20	34	26	64
Provision for trade receivables	397	153	281	220	221
Exchange loss/(gain)	(42)	(79)	18	—	37
Others	(252)	686	870	344	430

	5,855	8,913	13,256	9,329	13,120

10.	Profit on disposal of investments and others, net

	Year ended 31 December			Nine months ended 30 September
HK$ millions	2003	2004	2005	2005	2006
				(Unaudited)
Net (loss)/profit on partial disposal of subsidiaries	—	1,300	44	41	(2)
Negative goodwill on additional equity interests in a subsidiary acquired	—	—	27	—	—
Negative goodwill on acquisition of transmission business	—	—	—	—	45

	—	1,300	71	41	43

(i)	Year ended 31 December 2004

During the year ended 31 December 2004, the Group, by way of a share placement, disposed of approximately 26.5% equity interest in a subsidiary, Hutchison Global Communications Holdings Limited, for a cash consideration of approximately HK$1,578 million and recorded a profit on partial disposal of a subsidiary of approximately HK$1,300 million (Note 24(a)).

(ii)	Year ended 31 December 2005

During the period from 20 April 2005 (the deemed acquisition date) to 31 December 2005, the Group’s shareholding in Partner was diluted by approximately 0.4% to 51.8% following the exercise of share options held by Partner's option holders, and recorded a loss on partial disposal of a subsidiary of approximately HK$5 million.

On 30 June 2005, Essar Teleholdings Limited (“ETH”, a shareholder of Hutchison Essar Limited (“Hutchison Essar”, a subsidiary of the Company)), exercised a call option to acquire approximately 4% of the issued share capital of Hutchison Essar at a price equal to approximately HK$476 million from Usha Martin Telematics Limited (“UMT”) and Jaykay Finholding (India) Private Limited (“JKF”), both of which are subsidiaries of the Group. As a result of the exercise of the call option by ETH, the Group recorded a gain on partial disposal of a subsidiary of approximately HK$49 million.

In December 2005, ETH transferred to UMT approximately 0.57% of the issued share capital of Hutchison Essar. Such transfer was effected in consideration of certain promises including the waiver of all purchase rights in respect of the shares of Hutchison Essar comprising approximately 3.16% of the issued share capital of Hutchison Essar previously owned by Max Telecom Ventures Limited, a shareholder of Hutchison Essar. In this connection, the fair value of the 0.57% equity interest in Hutchison Essar, being the negative goodwill arising from the acquisition of the 0.57% additional equity interest in Hutchison Essar, amounted to approximately HK$27 million and was recognised directly in the consolidated income statement for the year ended 31 December 2005.

As a result of foregoing, the Group recorded a profit on disposal of investments and others, net, of approximately HK$71 million for the year ended 31 December 2005.

(iii)	Nine months ended 30 September 2005

During the period from 20 April 2005 (the deemed acquisition date) to 30 September 2005, the Group's shareholding in Partner was diluted by approximately 0.4% to 51.8% following the exercise of share options held by Partner’s option holders. The Group recorded a loss on partial disposal of a subsidiary of approximately HK$8 million.

On 30 June 2005, ETH exercised a call option to acquire approximately 4% of the issued share capital of Hutchison Essar at a price equal to approximately HK$476 million from UMT and JKF, both of which are subsidiaries of the Group. As a result of the exercise of the call option by ETH, the Group recorded a gain on partial disposal of a subsidiary of approximately HK$49 million.

As a result of foregoing, the Group recorded a profit on disposal of investments and others, net, of approximately HK$41 million for the nine months ended 30 September 2005.

(iv)	Nine months ended 30 September 2006

During the nine months ended 30 September 2006, the Group's shareholding in Partner was diluted by approximately 0.5% to 51.3% following the exercise of share options held by Partner’s option holders. The Group recorded a loss on partial disposal of a subsidiary of approximately HK$2 million.

In July 2006, Partner completed the acquisition of the transmission business of Med-1 and recorded a negative goodwill of HK$45 million (see Note 5(d)).

As a result of foregoing, the Group recorded a profit on disposal of investments and others, net, of approximately HK$43 million for the nine months ended 30 September 2006.

11.	Interest and other finance costs, net

	Year ended 31 December			Nine months ended 30 September
HK$ millions	2003	2004	2005	2005	2006
				(Unaudited)
Interest and other finance costs
Bank loans	373	393	911	601	1,321
Other loans repayable within 5 years	82	71	37	36	241
Other loans not wholly repayable within 5 years	1	1	1	1	18
Obligations under finance leases	—	—	3	2	2
Notes and debentures repayable within 5 years	79	58	3	—	—
Notes and debentures not wholly repayable within 5 years	—	—	359	300	175
Amounts due to related companies	208	178	92	92	—
Notional non-cash interest accretion	80	147	149	111	139
Guarantee and other finance fees	211	219	206	161	101
Net exchange loss on borrowings	—	—	—	—	40

	1,034	1,067	1,761	1,304	2,037
Less: interest capitalised	(154)	(28)	(5)	(6)	(22)

	880	1,039	1,756	1,298	2,015
Fair value (gain)/loss on derivative instruments:
Currency swap	—	—	(4)	12	(8)
Cross-currency interest rate swap	—	—	(5)	(4)	—
Forward foreign exchange contracts	—	—	(78)	(82)	23

	880	1,039	1,669	1,224	2,030
Interest income	(56)	(24)	(65)	(43)	(89)

Interest and other finance costs, net	824	1,015	1,604	1,181	1,941

The capitalisation rate applied to funds borrowed for the funding of assets is as follows:

	Year ended 31 December			Nine months ended 30 September
	2003	2004	2005	2005	2006
				(Unaudited)
Capitalisation rate applied to funds borrowed for the funding of assets	1.9% - 5.4%	1.9% - 6.6%	2.2% - 4.6%	2.2% - 5.0%	4.8% - 7.5%

Notional non-cash interest accretion represents the notional adjustments to accrete the carrying amount of certain obligations recognised in balance sheet such as licence fees liabilities and assets retirement obligation to the present value of the estimated future cash flows expected to be required for their settlement in the future.

12.	Share of results of associated companies

	Year ended 31 December			Nine months ended 30 September
HK$ millions	2003	2004	2005	2005	2006
				(Unaudited)
Share of profits less losses of associated companies	584	738	173	172	(1)
Share of interest and other finance costs of associated companies	(226)	(186)	(40)	(38)	—
Share of taxation (charge)/credit of associated companies	484	(214)	(47)	(47)	—

	842	338	86	87	(1)

13.	Taxation

	Year ended 31 December 2003			Year ended 31 December 2004			Year ended 31 December 2005
HK$ millions	Current taxation	Deferred taxation	Total	Current taxation	Deferred taxation	Total	Current taxation	Deferred taxation	Total
Hong Kong	—	88	88	4	102	106	31	6	37
Outside Hong Kong	22	333	355	101	(22)	79	198	199	397

	22	421	443	105	80	185	229	205	434

	Nine months ended 30 September 2005 (Unaudited)			Nine months ended 30 September 2006
HK$ millions	Current taxation	Deferred taxation	Total	Current taxation	Deferred taxation	Total
Hong Kong	7	5	12	9	—	9
Outside Hong Kong	153	125	278	578	(58)	520

	160	130	290	587	(58)	529

Hong Kong profits tax has been provided for at the rate of 17.5% on the estimated assessable profits less available tax losses for the Relevant Periods. Taxation outside Hong Kong has been provided for at the applicable current rates of taxation ruling in the relevant countries on the estimated assessable profits less available tax losses. The differences between the Group’s expected tax charge at respective applicable tax rate and the Group’s tax charge for the Relevant Periods were as follows:

	Year ended 31 December			Nine months ended 30 September
HK$ millions	2003	2004	2005	2005	2006
				(Unaudited)
Tax calculated at the domestic rates applicable to profits in the country concerned	19	(146)	1,143	1,174	459
Income not subject to taxation	(14)	(202)	(803)	(858)	(361)
Expenses not deductible for taxation purposes	61	156	126	137	224
Recognition of previously unrecognised tax losses of subsidiaries	(30)	(268)	(729)	(508)	(20)
(Over)/under provision in prior year/period	4	2	22	21	(46)
Tax losses not recognised	450	643	673	323	273
Effect of change in tax rate	(47)	—	2	1	—

Total taxation charge	443	185	434	290	529

The change in average applicable tax rate is caused by a change in the profitability of the Group’s subsidiaries in respective countries.

14.	Loss from discontinued operations

In May 2005, the Group entered into a contract to sell its mobile operations in Paraguay to a subsidiary of América Móvil S.A. The disposal was subject to regulatory approval and other conditions and was completed on 14 July 2005. In this connection, the Group’s mobile operations in Paraguay were presented as discontinued operations in accordance with HKFRS 5 “Non-current Assets held for Sale and Discontinued Operations”. An analysis of the result of the discontinued operations, and the loss on disposal of discontinued operations, is as follows:

	Year ended 31 December			Nine months ended 30 September
HK$ millions	2003	2004	2005	2005	2006
				(Unaudited)
Turnover	59	115	60	60	—
Cost of inventories sold	(23)	(27)	(11)	(11)	—
Staff costs	(15)	(17)	(9)	(9)	—
Depreciation and amortisation	(40)	(33)	(16)	(16)	—
Other operating expenses	(56)	(92)	(40)	(40)	—
Taxation charge	—	—	—	—	—

Loss of discontinued operations	(75)	(54)	(16)	(16)	—
Loss on disposal of discontinued operations	—	—	(336)	(336)	—

Loss from discontinued operations	(75)	(54)	(352)	(352)	—

Cash used in operating activities	(35)	(21)	—	—	—
Cash flows generated from/(used in) investing activities	(28)	(19)	190	190	—

Total cash flows	(63)	(40)	190	190	—

15.	Dividends

The Company did not declare any dividends for the Relevant Periods.

Except as permitted under the Companies Law and the common law of the Cayman Islands, the Company is not permitted to distribute dividends unless it has a profit, realised or unrealised, or a reserve set aside from profits which the Directors of the Company determine is no longer needed. As at 30 September 2006, the Group had consolidated accumulated losses of HK$7,007 million, representing accumulated losses in a majority of the Company’s subsidiaries. In relation to the HK$9 billion credit facility with a group of international banks (Note 26), the Company is restricted in its ability to pay dividends. As at 30 September 2006, HK$5,874 million was outstanding under this facility.

Certain of the Company’s subsidiaries in Hong Kong and India have entered into loan agreements or credit facilities that restrict their ability to pay dividends or make loans or advances to the Company, conditional either on obtaining prior approval or on meeting certain financial thresholds. Certain of the Company's subsidiaries in Hong Kong and India are also parties or subject to shareholder agreements with non-affiliated shareholders that require the non-affiliated shareholder to approve dividend distributions, advances or loans to the Company. India also restricts the transfer of assets from a member of the Group in that country to a foreign entity such as the Company under certain circumstances. These restrictions could limit the Company’s ability to pay dividends in the future.

16.	Earnings/(loss) per share

Basic

Basic earnings/(loss) per share for the years ended 31 December 2004 and 2005 and nine months ended 30 September 2005 and 2006 is calculated by dividing the profit/(loss) attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year/period. Basic loss per share for the year ended 31 December 2003 is calculated by dividing the loss attributable to equity holders of the Company by 4.5 billion ordinary shares as if such shares had been outstanding for the year ended 31 December 2003.

	Year ended 31 December			Nine months ended 30 September
	2003	2004	2005	2005	2006
				(Unaudited)
Weighted average number of shares in issue	4,500,000,000	4,500,000,000	4,602,460,429	4,551,882,070	4,752,731,801

Profit/(loss) from continuing operations attributable to the equity holders of the Company (HK$ million)	(321)	24	(416)	(209)	109

Basic earnings/(loss) per share from continuing operations (HK$ per share)	(0.07)	0.01	(0.09)	(0.05)	0.02

Loss from discontinued operations attributable to the equity holders of the Company (HK$ million)	(75)	(54)	(352)	(352)	—

Basic loss per share from discontinued operations (HK$ per share)	(0.02)	(0.01)	(0.08)	(0.08)	N/A

Diluted

Diluted earnings/(loss) per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of the share options, the dilutive potential ordinary shares of the Company. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s shares over the period) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Year ended 31 December			Nine months ended 30 September
	2003	2004	2005	2005	2006
				(Unaudited)
Weighted average number of shares in issue	4,500,000,000	4,500,000,000	4,602,460,429	4,551,882,070	4,752,731,801
Adjustment for share options (note)	—	—	—	—	19,747,361

	4,500,000,000	4,500,000,000	4,602,460,429	4,551,882,070	4,772,479,162

Diluted earnings/(loss) per share from continuing operations (HK$ per share)	(0.07)	0.01	(0.09)	(0.05)	0.02

Diluted loss per share from discontinued operations (HK$ per share)	(0.02)	(0.01)	(0.08)	(0.08)	N/A

Note:	There were no potential ordinary shares as at 31 December 2003 and 2004. The conversion of all potential ordinary shares arising from share options granted by the Company would have an anti-dilutive effect on the loss per share for the year ended 31 December 2005 and for the nine months ended 30 September 2005. Accordingly, the weighted average number of shares were not adjusted for the years ended 31 December 2003 to 2005 and the nine months ended 30 September 2005 for computing the diluted earnings/(loss) per share.

17.	Trade and other receivables

	Note	As at 31 December			As at 30 September 2006
HK$ millions		2003	2004	2005
Trade receivables		1,381	2,358	4,087	4,404
Less: provision for trade receivables	(a)	(486)	(639)	(822)	(966)

Trade receivables, net of provision	(a)	895	1,719	3,265	3,438
Other receivables and prepayments	(b)	1,654	1,922	6,658	6,215
Receivables from related companies (Note 34(iii))		—	85	86	34

		2,549	3,726	10,009	9,687

(a)	Trade receivables, net of provision

The Group has established credit policies for customers. The average credit period granted for trade receivables ranges from 30 to 45 days.

	As at 31 December			As at 30 September 2006
HK$ millions	2003	2004	2005
The ageing analysis of the trade receivables, net of provision for trade receivables is as follows:
Current	488	1,092	2,442	2,089
31-60 days	182	251	347	635
61-90 days	78	115	161	143
Over 90 days	147	261	315	571

	895	1,719	3,265	3,438

Analysis of provision for trade receivables is as follows:
At the beginning of year/period	368	486	639	822
Relating to subsidiaries acquired	—	—	158	54
Charge to other operating expense	397	153	281	221
Write-off during the year/period	(291)	(5)	(237)	(128)
Exchange translation differences	12	5	(19)	(3)

	486	639	822	966

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

(b)	Included in other receivables and prepayments are certain purchase consideration paid in advance for the acquisition of subsidiaries, details as follows:

	As at 31 December			As at 30 September 2006
HK$ millions	2003	2004	2005
Consideration paid in advance for the acquisition of:
HECL and BPL Mobile Communications Limited	—	—	3,967	2,744
Essar Spacetel Limited (“Spacetel”)	—	—	44	87

	—	—	4,011	2,831

On 2 January 2006, the Group completed the acquisition of 100% shareholding in HECL (Note 5(c)).

Subsequent to 30 September 2006, the Group completed the acquisition of 100% shareholding in Spacetel on 5 October 2006 (Note on “Events after the balance sheet date”).

18.	Derivative financial assets and liabilities

(a)	Derivative financial assets

	As at 31 December			As at 30 September 2006
HK$ millions	2003	2004	2005
Forward foreign exchange contract	—	—	8	1
Cross currency interest rate swap	—	—	1	7

	—	—	9	8

As at 30 September 2006, the fair value of forward foreign exchange contract and cross currency interest rate swap are approximately HK$1 million (2005 - HK$8 million, 2004 - nil, 2003 - nil) and HK$7 million (2005 - HK$1 million, 2004 - nil, 2003 - nil) respectively.

(b)	Derivative financial liabilities

	As at 31 December			As at 30 September 2006
HK$ millions	2003	2004	2005
Currency swap	—	—	107	274
Forward foreign exchange contracts	—	—	9	18

	—	—	116	292

The Group has entered into currency swap arrangements with banks to swap Japanese Yen borrowings of JPY24,195 million or HK$1,858 million (2005 - JPY24,195 million or HK$1,595 million) and US dollar borrowings of US$17 million or HK$151 million (2005 - US$22 million or HK$175 million) into Thai Baht borrowings to match currency exposure of the underlying business.

As at 30 September 2006, the fair value of currency swap and forward foreign exchange contracts are approximately HK$274 million (2005 - HK$107 million) and HK$18 million (2005 - HK$9 million) respectively.

19.	Fixed assets

The movement of fixed assets for the year ended 31 December 2003 is as follows:

HK$ millions	Buildings	Telecom- munications and network equipment	Construction in progress	Others	Total
Cost
At 1 January 2003	126	15,696	1,670	3,139	20,631
Additions - continuing operations	6	2,964	1,686	862	5,518
Additions - discontinued operations	—	—	—	28	28
Disposals	(2)	(328)	(46)	(60)	(436)
Relating to subsidiaries acquired (Note 30(a))	3	23	—	1	27
Transfer to other assets	—	—	(32)	—	(32)
Transfer between categories	9	620	(961)	332	—
Exchange translation differences	—	288	24	50	362

At 31 December 2003	142	19,263	2,341	4,352	26,098

Accumulated depreciation and impairment losses
At 1 January 2003	10	5,243	—	1,839	7,092
Charge for the year - continuing operations	5	1,166	—	397	1,568
Charge for the year - discontinued operations	—	19	—	10	29
Disposals	—	(294)	—	(50)	(344)
Exchange translation differences	5	38	—	13	56

At 31 December 2003	20	6,172	—	2,209	8,401

Net book value
At 31 December 2003	122	13,091	2,341	2,143	17,697

The movement of fixed assets for the year ended 31 December 2004 is as follows:

HK$ millions	Buildings	Telecom- munications and network equipment	Construction in progress	Others	Total
Cost
At 1 January 2004	142	19,263	2,341	4,352	26,098
Additions - continuing operations	7	2,903	1,222	526	4,658
Additions - discontinued operations	—	10	—	9	19
Disposals	(19)	(59)	(3)	(424)	(505)
Relating to subsidiaries acquired (Note 30(a))	45	28	—	11	84
Transfer from other assets	—	23	13	77	113
Transfer between categories	—	2,579	(2,319)	(260)	—
Exchange translation differences	16	152	3	61	232

At 31 December 2004	191	24,899	1,257	4,352	30,699

Accumulated depreciation and impairment losses
At 1 January 2004	20	6,172	—	2,209	8,401
Charge for the year - continuing operations	12	1,663	—	614	2,289
Charge for the year - discontinued operations	—	25	—	8	33
Disposals	(13)	(48)	—	(408)	(469)
Impairment	—	126	—	16	142
Exchange translation differences	8	20	—	47	75

At 31 December 2004	27	7,958	—	2,486	10,471

Net book value
At 31 December 2004	164	16,941	1,257	1,866	20,228

During the year ended 31 December 2004, the Office of the Telecommunications Authority of Hong Kong (“OFTA”) proposed to grant 3 years moratorium upon expiry of the Group’s CDMA licence in 2005, in order for the Group to migrate its CDMA customers to 2G or 3G networks. In addition, as part of the Group’s cost saving initiatives, certain network and information technology services and maintenance were outsourced. As a result of the foregoing, the Group recorded an impairment loss on telecommunications and network equipment of HK$142 million for the year ended 31 December 2004.

The movement of fixed assets for the year ended 31 December 2005 is as follows:

HK$ millions	Buildings	Telecom- munications and network equipment	Construction in progress	Others	Total
Cost
At 1 January 2005	191	24,899	1,257	4,352	30,699
Additions - continuing operations	—	1,147	3,116	455	4,718
Additions - discontinued operations	—	10	8	2	20
Disposals	—	(625)	(1)	(94)	(720)
Relating to subsidiaries acquired (Note 30(a))	16	6,971	—	1,771	8,758
Relating to subsidiaries disposed of (Note 30(c))	—	(253)	(13)	(45)	(311)
Transfer to other assets	—	(90)	(1)	(23)	(114)
Transfer between categories	6	2,987	(3,042)	49	—
Exchange translation differences	(3)	(686)	(24)	(152)	(865)

At 31 December 2005	210	34,360	1,300	6,315	42,185

Accumulated depreciation and impairment losses
At 1 January 2005	27	7,958	—	2,486	10,471
Charge for the year - continuing operations	6	2,303	—	753	3,062
Charge for the year - discontinued operations	—	14	—	2	16
Disposals	—	(577)	—	(120)	(697)
Relating to subsidiaries acquired (Note 30(a))	16	4,418	—	920	5,354
Relating to subsidiaries disposed of (Note 30(c))	—	(95)	—	(26)	(121)
Transfer to other assets	—	(59)	—	(18)	(77)
Transfer between categories	—	16	—	(16)	—
Exchange translation differences	—	(315)	—	(99)	(414)

At 31 December 2005	49	13,663	—	3,882	17,594

Net book value
At 31 December 2005	161	20,697	1,300	2,433	24,591

The movement of fixed assets for the nine months ended 30 September 2006 is as follows:

HK$ millions	Buildings	Telecom- munications and network equipment	Construction in progress	Others	Total
Cost
At 1 January 2006	210	34,360	1,300	6,315	42,185
Additions - continuing operations	—	680	4,945	240	5,865
Disposals	—	(78)	—	(154)	(232)
Relating to subsidiaries acquired (Note 30(a))	44	526	272	32	874
Relating to transmission business acquired (Note 30(b))	—	137	—	—	137
Relating to subsidiaries disposed of (Note 30(c))	(44)	—	—	(61)	(105)
Transfer to other assets	—	(20)	(49)	(8)	(77)
Transfer between categories	13	3,802	(3,972)	157	—
Exchange translation differences	(1)	593	75	198	865

At 30 September 2006	222	40,000	2,571	6,719	49,512

Accumulated depreciation and impairment losses
At 1 January 2006	49	13,663	—	3,882	17,594
Charge for the period - continuing operations	7	1,966	—	679	2,652
Disposals	—	(67)	—	(130)	(197)
Relating to subsidiaries disposed of (Note 30(c))	(6)	—	—	(52)	(58)
Transfer to other assets	—	(3)	—	(5)	(8)
Exchange translation differences	—	271	—	109	380

At 30 September 2006	50	15,830	—	4,483	20,363

Net book value
At 30 September 2006	172	24,170	2,571	2,236	29,149

The carrying values of all fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses.

Other assets include motor vehicles, office furniture and equipment, computer equipment and leasehold improvements.

	As at 31 December			As at 30 September 2006
HK$ millions	2003	2004	2005
Net book value of buildings comprises:
Hong Kong Long leasehold (not less than 50 years)	2	8	1	1
Medium leasehold (less than 50 years but not less than 10 years)	59	95	55	53
Outside Hong Kong
Freehold	35	32	34	75
Long leasehold	18	17	18	18
Medium leasehold	—	—	38	—
Short leasehold (less than 10 years)	8	12	15	25

	122	164	161	172

The fixed assets of the Group held under finance lease arrangements are as follows:

		As at and for the year ended 31 December			As at and for the nine months ended 30 September 2006
HK$ millions		2003	2004	2005
(i)	Telecommunications and network equipment held under defeased finance leases
	Cost	3,222	3,222	3,222	3,251
	Accumulated depreciation and impairment losses	(2,298)	(2,513)	(2,639)	(2,740)

	Net book value	924	709	583	511

	Depreciation during the year/period	119	132	126	99

	Impairment loss during the year/period	—	83	—	—

(ii)	Other assets held under finance leases
	Cost	—	—	73	52
	Accumulated depreciation and impairment losses	—	—	(5)	(7)

	Net book value	—	—	68	45

	Depreciation during the year/period	—	—	5	4

	Impairment loss during the year/period	—	—	—	—

20.	Goodwill

		As at and for the year ended 31 December			As at and for the nine months ended 30 September 2006
HK$ millions	Note	2003	2004	2005
Gross carrying amount and net book value at beginning of year/period		6,030	6,168	6,139	9,688
Adjustment on goodwill	(a)	(8)	(5)	—	—
Relating to additional equity interests in subsidiaries acquired	(b)	—	—	2,398	4,736
Relating to subsidiaries acquired (Note 30(a))		544	—	1,822	4,628
Relating to subsidiaries partially disposed of		—	(30)	(340)	(9)
Relating to subsidiaries disposed of (Note 30(c))		—	—	(177)	—
Charge for the year/period		(398)	—	—	—
Exchange translation differences		—	6	(154)	33

Gross carrying amount and net book value at end of year/period		6,168	6,139	9,688	19,076

Accumulated impairment losses at beginning and end of year/period		—	—	—	—

(a)	During the year ended 31 December 2004, the Group finalised its valuation of the fair value of identifiable assets and liabilities of a subsidiary acquired in the prior year and recorded a reduction in goodwill of HK$5 million (2003 - HK$8 million).
(b)	Goodwill relating to acquisition of additional equity interests in subsidiaries

(i)	Year ended 31 December 2005

In January 2005, the Group’s shareholding in Kasapa Telecom Limited increased from 80% to 100% following the transfer of the remaining 20% shareholding from the minority shareholders at no consideration. In this connection, the Group recorded goodwill of HK$46 million.

In July 2005, the Group privatised, by way of scheme of arrangement (“Scheme”), Hutchison Global Communications Holdings Limited (“HGCH”), which holds the Group's Hong Kong fixed-line business. The Supreme Court of Bermuda sanctioned the Scheme on 8 July 2005 and the Scheme became effective on 15 July 2005. Holders of over 99% of HGCH shares not held by the Group, elected (or were deemed to have elected) to receive shares in the Company as the consideration for the cancellation of their HGCH shares. This, together with those who elected cash and the consideration under an offer made on behalf of the Company in relation to previously outstanding share options of HGCH, resulted in a total of HK$475 million of cash drawn from the Group's debt facilities, approximately 253 million new shares (representing 5.3% of the Company's enlarged issued share capital and 5.6% of the Company’s pre-privatisation issued share capital) being issued by the Company, and approximately 60 million existing shares in the Company originally held by the HWL group being transferred to certain previous HGCH shareholders and optionholders. In this connection, the Group’s shareholding in HGCH increased from 52.53% to 100% and recorded goodwill of HK$2,352 million.

As a result of foregoing, the Group recorded goodwill of HK$2,398 million relating to acquisition of the additional equity interests in subsidiaries for the year ended 31 December 2005.

(b)	Goodwill relating to acquisition of additional equity interests in subsidiaries (continued)

(ii)	Nine months ended 30 September 2006

In February 2006, the Group reorganised its holding structure in Hutchison Essar (the “Reorganisation”) in the light of the changes in the rules governing foreign direct investment in telecommunications operators in India. Following the Reorganisation, the Group’s equity interest in Hutchison Essar increased by 8.33% at a total consideration of HK$1,767 million and recorded goodwill of HK$1,716 million.

In June 2006, the Group entered into an agreement to acquire IndusInd Telecom Network Limited, subsequently renamed Omega Telecom Holdings Private Limited, which holds 5.11% in Hutchison Essar, for a total consideration of US$450 million (approximately HK$3,493 million). The Group recorded goodwill of HK$3,020 million arising from the acquisition of the additional equity interest in Hutchison Essar.

As a result of foregoing, the Group recorded goodwill of HK$4,736 million relating to the acquisition of additional equity interests in subsidiaries for the nine months ended 30 September 2006.

Impairment test for goodwill

Goodwill is allocated to the Group’s cash-generating units (“CGUs”) identified according to country of operation and business segment. A segment-level summary of the goodwill allocation is presented below.

	As at 31 December			As at 30 September 2006
HK$ millions	2003	2004	2005
Hong Kong and Macau
Mobile telecommunications	1,465	1,465	1,465	1,465
Fixed-line telecommunications services	63	33	2,385	2,385
India	4,254	4,255	3,782	13,063
Israel	—	—	870	918
Indonesia	—	—	932	991
Others (Note a)	386	386	254	254

	6,168	6,139	9,688	19,076

Note (a)	“Others” segment as at 31 December 2005 and 30 September 2006 is currently comprised of Sri Lanka and Ghana. “Others” segment as at 31 December 2003 and 2004 was comprised of Sri Lanka, Ghana and Paraguay.

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. The weighted average growth rates were based on past performance of the Group’s respective CGUs and its expectations for the market development and do not exceed the long-term average growth rate in which the CGU operates. The pre-tax discount rate applied to the cash flow projections reflects specific risks relating to the relevant segments and range from 7.5% - 13%.

21.	Other intangible assets

HK$ millions	Telecom- munications licences	Customer acquisition and retention costs	Brand name	Customer base	Total
As at 1 January 2003
Cost	3,369	—	—	—	3,369
Accumulated amortisation	(176)	—	—	—	(176)

Net book value	3,193	—	—	—	3,193

Year ended 31 December 2003
Opening net book value	3,193	—	—	—	3,193
Additions	343	490	—	—	833
Write off during the year	—	(234)	—	—	(234)
Relating to subsidiaries acquired (Note 30(a))	158	—	—	—	158
Amortisation for the year	(216)	(54)	—	—	(270)
Exchange translation differences	24	—	—	—	24

Closing net book value	3,502	202	—	—	3,704

As at 1 January 2004
Cost	3,891	256	—	—	4,147
Accumulated amortisation	(389)	(54)	—	—	(443)

Net book value	3,502	202	—	—	3,704

Year ended 31 December 2004
Opening net book value	3,502	202	—	—	3,704
Additions	249	728	—	—	977
Write off during the year	—	(150)	—	—	(150)
Relating to subsidiaries acquired (Note 30(a))	—	—	—	—	—
Amortisation for the year	(286)	(480)	—	—	(766)
Exchange translation differences	91	3	—	—	94

Closing net book value	3,556	303	—	—	3,859

As at 1 January 2005
Cost	4,638	728	—	—	5,366
Accumulated amortisation	(1,082)	(425)	—	—	(1,507)

Net book value	3,556	303	—	—	3,859

Year ended 31 December 2005
Opening net book value	3,556	303	—	—	3,859
Additions	—	650	—	—	650
Write off during the year	—	(99)	—	—	(99)
Relating to subsidiaries acquired (Note 30(a))	2,402	—	726	3,362	6,490
Amortisation for the year	(384)	(533)	(30)	(264)	(1,211)
Exchange translation differences	(238)	(20)	(44)	(205)	(507)

Closing net book value	5,336	301	652	2,893	9,182

The movement of other intangible assets for the nine months ended 30 September 2006 is as follows:

HK$ millions	Telecom- munications licences	Customer acquisition and retention costs	Brand name	Customer base	Total
As at 1 January 2006
Cost	7,961	851	682	3,157	12,651
Accumulated amortisation	(2,625)	(550)	(30)	(264)	(3,469)

Net book value	5,336	301	652	2,893	9,182

Nine months ended 30 September 2006
Opening net book value	5,336	301	652	2,893	9,182
Additions	1,300	343	—	—	1,643
Write off during the period	(14)	(17)	—	—	(31)
Relating to subsidiaries acquired (Note 30(a))	264	—	3	105	372
Relating to transmission business acquired (Note 30(b))	—	—	—	48	48
Amortisation for the period	(339)	(307)	(33)	(315)	(994)
Exchange translation differences	194	—	39	176	409

Closing net book value	6,741	320	661	2,907	10,629

At 30 September 2006
Cost	9,809	1,046	728	3,514	15,097
Accumulated amortisation	(3,068)	(726)	(67)	(607)	(4,468)

Net book value	6,741	320	661	2,907	10,629

22.	Other non-current assets

		As at 31 December			As at 30 September 2006
HK$ millions	Note	2003	2004	2005
Prepaid capacity and maintenance	(a)	1,278	1,238	1,344	1,289
Other receivables and prepayments	(b)	107	164	307	788
Advanced payments for network rollout	(b)	—	—	—	474
Held-to-maturity debt securities	(c)	—	—	—	551
Long-term deposits	(d)	93	79	416	401
Loan to a related company (Note 34(iii))		543	—	—	115

		2,021	1,481	2,067	3,618

(a)	The movement of prepaid capacity and maintenance is as follows:

	As at and for the year ended 31 December			As at and for the nine months ended 30 September 2006
HK$ millions	2003	2004	2005
Net book value at beginning of year/period	1,288	1,278	1,238	1,344
Additions	42	22	200	17
Amortisation for the year/period	(52)	(62)	(94)	(72)

Net book value at end of year/period	1,278	1,238	1,344	1,289

(b)	Other receivables and prepayments and advance payments for network rollout are carried at amortised cost. The fair value of other receivables and advance payments for network rollout, which approximates their carrying amount, at the balance sheet date are based on cash flows discounted using a rate based on the borrowing rate of 4.3% to 7.5% per annum (2005 – 5% to 5.4% per annum).
(c)	The held-to-maturity debt securities, representing investment in corporate and other bonds, are carried at amortised cost. The corporate and other bonds, and interest thereon, are restricted to be used for repayment of amounts due under the defeased finance lease arrangement. The fair value, determined based on the quoted market price, amounted to approximately HK$690 million. The coupon rates of the corporate and other bonds was zero to 7% per annum.
(d)	Long-term deposits are carried at amortised costs, which approximate their fair value as the deposits carry floating interest rates and are repriced every two to three months based on prevailing market interest rates. The effective interest rate on long-term deposits as at 30 September 2006 was 4.1% to 4.9% per annum (2005 - 3.2% to 3.9% per annum). The long-term deposits are pledged to a bank as collateral to secure a subsidiary’s obligations under the defeasance of finance lease and certain performance bonds required by the Office of Telecommunications Authority (“OFTA”) in Hong Kong under the terms of the mobile telecommunications licence granted to a subsidiary.

23.	Deferred taxation

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheets:

	As at 31 December			As at 30 September 2006
HK$ millions	2003	2004	2005
Deferred tax assets	820	844	918	968
Deferred tax liabilities	(46)	(148)	(963)	(1,045)

Net deferred tax (liabilities)/assets	774	696	(45)	(77)

	As at and for the year ended 31 December			As at and for the nine months ended 30 September 2006
HK$ millions	2003	2004	2005
Movements in net deferred tax (liabilities)/assets are as follows:
At beginning of year/period	1,176	774	696	(45)
Net charge for the year/period	(421)	(80)	(205)	58
Relating to subsidiaries acquired (Note 30(a))	—	—	(581)	—
Relating to transmission business acquired (Note 30(b))	—	—	—	(16)
Exchange translation differences	19	2	45	(74)

At end of year/period	774	696	(45)	(77)

Analysis of net deferred tax (liabilities)/assets:
Tax losses	1,681	2,125	1,454	2,313
Accelerated depreciation allowances	(907)	(1,429)	(635)	(1,563)
Fair value adjustment arising from business combination	—	—	(937)	(918)
Other temporary differences	—	—	73	91

	774	696	(45)	(77)

The potential deferred tax assets which have not been recognised in the accounts are as follows:
Arising from unused tax losses	718	1,401	2,578	3,183
Arising from depreciation allowances	—	35	—	—

The utilisation of unused tax losses depends on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences.

Out of the total unrecognised tax losses of HK$12,652 million (2005 - HK$10,405 million, 2004 - HK$5,760 million, 2003 - HK$5,916 million) carried forward, an amount of HK$6,947 million (2005 - HK$6,392 million, 2004 - HK$4,553 million, 2003 - HK$3,984 million) can be carried forward indefinitely. The remaining HK$5,705 million (2005 - HK$4,013 million, 2004 - HK$1,207 million, 2003 - HK$1,932 million) will expire in the following years:

	As at 31 December			As at 30 September 2006
HK$ millions	2003	2004	2005
In the first year	12	1	99	484
In the second year	90	7	393	1,303
In the third year	102	6	1,335	1,333
In the forth year	389	3	1,006	1,285
In the fifth to tenth years inclusive	1,339	1,190	1,180	1,300

	1,932	1,207	4,013	5,705

24. Associated companies

	As at 31 December			As at 30 September 2006
HK$ millions	2003	2004	2005
Investments at cost:
Listed shares, Hong Kong (Note (a))	171	—	—	—
Listed shares, outside Hong Kong (Note (b))	586	586	—	—
Unlisted shares, Hong Kong (Note (c))	—	8	6	3
Share of undistributed post acquisition profit/(loss)	824	1,252	(4)	(1)

	1,581	1,846	2	2

Market value of listed investments	5,329	5,289	—	—

(a)	This represented the Group’s investment in Hutchison Global Communications Holdings Limited (“HGCH”). As at 31 December 2003, the Group owned 37% of HGCH, which was then accounted for as an associated company. In March 2004, HGCH acquired 100% of the Group’s fixed-line and date centre businesses. The Group’s stake in HGCH increased to 79% of the enlarged share capital of HGCH as a result of HGCH’s acquisition of the fixed-line and date centre businesses. As of March 2004, HGCH was accounted for as a subsidiary of the Group. Subsequently, following a placement of the HGCH shares in HGCH, the Group’s interest in HGCH decreased to 52.5% and recorded a gain on partial disposal of a subsidiary of approximately HK$1,300 million (Note 10(iv)).
(b)	This represented the Group’s investment in Partner, the Group’s mobile telecommunications operation in Israel. As at 31 December 2003 and 2004, the Group held a 42.9% shareholding in Partner. On 20 April 2005, the buy back of shares by Partner lifted the Group’s shareholding in Partner to 52.2%, resulting in the consolidation of Partner as a subsidiary (Note 5(a)).
(c)	This represented the Group’s investment in other associates, which have no material effect on the results or assets of the Group.

25.	Trade and other payables

		As at 31 December			As at 30 September 2006
HK$ millions	Note	2003	2004	2005
Trade payables	(a)	941	1,192	2,206	2,411
Accrued expenses and other payables		2,765	3,945	5,320	5,516
Deferred revenue		882	382	564	419
Receipts in advance		534	781	1,181	1,537
Capital expenditure accruals		719	258	950	1,765
Payables to related companies (Note 34(iii))		73	68	153	189
Current portion of licence fees liabilities (Note 27(a))		73	137	161	247

		5,987	6,763	10,535	12,084

(a) The ageing analysis of the trade payables is as follows:
Current		613	487	586	854
31-60 days		133	106	560	638
61-90 days		84	125	660	335
Over 90 days		111	474	400	584

		941	1,192	2,206	2,411

26.	Borrowings

	As at 31 December			As at 30 September 2006
HK$ millions	2003	2004	2005
Current
Bank loans	3,723	12,281	7,677	13,891
Other loans	1,556	1,316	11	2,789
Notes and debentures	204	247	2	—

	5,483	13,844	7,690	16,680

Non-current
Bank loans	7,111	3,550	14,844	14,465
Other loans	16	30	791	3,578
Notes and debentures	358	2	3,367	3,647

	7,485	3,582	19,002	21,690

Total borrowings	12,968	17,426	26,692	38,370

The maturity of borrowings is as follows:

	As at 31 December			As at 30 September 2006
HK$ millions	2003	2004	2005
Bank loans
Repayable within 5 years	10,571	15,604	22,521	28,356
Not wholly repayable within 5 years	263	227	—	—

	10,834	15,831	22,521	28,356

Other loans
Repayable within 5 years	1,556	1,331	789	5,948
Not wholly repayable within 5 years	16	15	13	419

	1,572	1,346	802	6,367

Notes and debentures
Repayable within 5 years	562	249	2	—
Not wholly repayable within 5 years	—	—	3,367	3,647

	562	249	3,369	3,647

Total borrowings	12,968	17,426	26,692	38,370

The non-current borrowings are repayable as follows:

	As at 31 December			As at 30 September 2006
HK$ millions	2003	2004	2005
Bank loans
After 1 year, but within 2 years	4,581	3,045	1,775	6,192
After 2 years, but within 5 years	2,469	484	13,069	8,273
After 5 years	61	21	—	—
Other loans
After 1 year, but within 2 years	2	1	14	17
After 2 years, but within 5 years	5	22	772	3,558
After 5 years	9	7	5	3
Notes and debentures
After 1 year, but within 2 years	358	2	—	—
After 2 years, but within 5 years	—	—	1,947	1,520
After 5 years	—	—	1,420	2,127

	7,485	3,582	19,002	21,690

Included in the other loans are obligations under finance lease repayable as follows:

	As at 31 December			As at 30 September 2006
HK$ millions	2003	2004	2005
Finance lease obligations - minimum lease payments:
Not later than 1 year	—	—	10	12
After 1 year, but within 2 years	—	—	10	12
After 2 years, but within 5 years	—	—	15	568

	—	—	35	592
Future finance charges on finance lease obligations	—	—	(3)	(8)

	—	—	32	584

The present value of finance lease obligations is as follows:
Not later than 1 year	—	—	9	10
After 1 year, but within 2 years	—	—	9	11
After 2 years, but within 5 years	—	—	14	563

	—	—	32	584

The Group’s outstanding borrowings are denominated in the following currencies:

	As at 31 December			As at 30 September 2006
HK$ millions	2003	2004	2005
Hong Kong dollars	3,696	5,195	6,260	5,421
New Israeli Shekel	—	—	4,515	4,238
Indian Rupees	4,150	5,045	5,230	13,453
Thai Baht	3,196	2,530	5,421	6,697
Japanese Yen	1,600	4,326	1,595	1,605
US dollars	326	276	3,626	6,956
Singapore dollars	—	27	14	—
Malaysian Ringgit	—	11	15	—
Renminbi	—	16	16	—

	12,968	17,426	26,692	38,370

The Group‘s borrowings, including interest rates and maturities, are summarised as follows:

		As at 31 December			As at 30 September 2006
HK$ millions	Maturity date	2003	2004	2005
Secured bank loans
Fixed, 5.58% - 7.70% per annum	2006 - 2008	89	16	1,257	6,026
Variable, 4.78% - 8.30% per annum	2006 - 2011	3,264	3,815	12,960	11,922
Unsecured bank loans
Fixed, 7.95% - 9.05% per annum	2006 - 2007	178	38	27	763
Variable, 4.71%- 9.0% per annum	2006 - 2010	7,303	11,962	8,277	9,645
Other secured loans
Finance lease obligations	2007 - 2010	—	—	32	584
Fixed, 7.70% per annum	2006	—	—	—	601
Variable, 6.87% - 10.61% per annum	2007 - 2009	—	—	—	4,280
Other unsecured loans
Fixed, 7.5% per annum	2014	800	524	14	12
Variable, 6.05% - 9.05% per annum	2007 - 2009	772	822	756	890
Notes and debentures
Fixed, NIL% per annum	2006	562	249	2	—
Variable, 4.25% per annum	2012	—	—	3,367	3,647

Total borrowings		12,968	17,426	26,692	38,370
Less: total borrowings repayable within twelve months		(5,483)	(13,844)	(7,690)	(16,680)

Total non-current borrowings		7,485	3,582	19,002	21,690

The fair values of the Group‘s total borrowings at 30 September 2006 are based on cash flows discounted using the effective interest rates of the Group‘s total borrowings, excluding obligations under finance lease, ranging from 4.25% to 10.61% (2005 - 2.63% to 8.25%).

The fair values of the Group‘s total borrowings as at 30 September 2006 were approximately HK$38,370 million (2005 - HK$26,692 million).

As at 30 September 2006, total borrowings of HK$8,515 million (2005 - HK$7,488 million, 2004 - HK$11,224 million, 2003 - HK$8,051 million) are guaranteed by HWL and other related companies. Under the terms of a credit support agreement between the Company and HWL, the Company will pay a guarantee fee charged at normal commercial rates and will provide a counter-indemnity in favour of HWL and other related companies in respect of guarantees provided by them for so long as they are not discharged.

As at 30 September 2006, fixed assets and current assets of certain subsidiaries amounting to HK$23,864 million (2005 - HK$11,520 million, 2004 - HK$5,236 million, 2003 - HK$16,347 million) and HK$28,718 million (2005 - HK$6,756 million, 2004 - HK$95 million, 2003 - HK$20,341 million), respectively were used as collateral for certain of the borrowings. The current portion of borrowings of the Group as at 30 September 2006 is secured to the extent of HK$6,368 million (2005 - HK$868 million, 2004 - HK$3,830 million, 2003 - HK$1,422 million). The non-current portion of borrowings of the Group as at 30 September 2006 is secured to the extent of HK$17,045 million (2005 - HK$16,748 million, 2004 - HK$1 million, 2003 - HK$2,135 million).

27.	Other non-current liabilities

		As at 31 December			As at 30 September 2006
HK$ millions	Note	2003	2004	2005
Non-current licence fees liabilities	(a)	1,206	1,293	1,225	2,541
Pension obligations	(b)	47	94	12	16
Employee retirement obligations		—	—	52	59
Deferred revenue		—	30	30	30
Accrued expenses and other payables		2	11	14	290
Amounts due to related companies (Note 34(iii))		22,903	—	—	—

		24,158	1,428	1,333	2,936

(a)	Licence fees liabilities

	As at 31 December			As at 30 September 2006
HK$ millions	2003	2004	2005
Licence fees liabilities - minimal annual fees payments:
Not later than 1 year	96	155	186	266
After 1 year, but within 5 years	682	865	895	1,952
After 5 years	1,945	1,735	1,446	2,562

	2,723	2,755	2,527	4,780
Future finance charges on licence fees liabilities	(1,444)	(1,325)	(1,141)	(1,992)

Present value of licence fees liabilities	1,279	1,430	1,386	2,788

The present value of licence fees liabilities is as follows:
Current licence fees liabilities	73	137	161	247

Non-current licence fees liabilities:
After 1 year, but within 5 years	368	427	386	1,409
After 5 years	838	866	839	1,132

	1,206	1,293	1,225	2,541

Total licence fees liabilities	1,279	1,430	1,386	2,788

(b)	Pension obligations

The Group operates a number of defined benefit and defined contribution plans, the assets of which are held independently of the Group’s assets in trustee administered funds.

(i)	Defined benefit plans

The Group’s principal benefit plans represent contributory final salary pension plans in Hong Kong. At 30 September 2006, the Group’s plans were valued by the independent qualified actuaries using the projected unit credit method to account for the Group's pension accounting costs.

The principal actuarial assumptions used for accounting purposes are as follows:

	As at and for the year ended 31 December			As at and for the nine months ended 30 September 2006
	2003	2004	2005
Discount rate applied to defined benefit plan obligations	4.5%-9.5%	3.5%-3.75%	4.5%	3.75%-11.0%
Expected return on plan assets	8.0%	8.0%	8.0%	8.0%
Future salary increases	3.0%-7.0%	3.0%-4.0%	3.0%-4.0%	3.0%-10.0%
Interest credited on plan accounts	Nil-6.0%	5.0%-6.0%	5.0%-6.0%	5.0%-6.0%

	As at and for the year ended 31 December			As at and for the nine months ended 30 September 2006
HK$ millions	2003	2004	2005
The amount recognised in the consolidated balance sheet at end of year/period:
Present value of funded plans’ obligations	312	409	205	187
Present value of unfunded plans’ obligations	—	—	—	8
Less: fair value of plan assets	(265)	(315)	(193)	(179)

	47	94	12	16

The limit of net assets to be recognised:
Cumulative unrecognised net actuarial losses and past service cost	36	82	—	—
Present value of available future refunds or reduction in future contribution	5	1	11	8

Limit per HKAS 19 paragraph 58/58A/58B	41	83	11	8
Net pension liabilities recognised in consolidated balance sheet	47	94	12	16

Reduction of net asset due to the limit	—	—	—	—

	As at and for the year ended 31 December			As at and for the nine months ended 30 September 2006
	2003	2004	2005
The amount recognised in the consolidated income statement:
Current service cost	48	44	39	20
Interest cost	15	15	11	6
Expected return on scheme assets	(20)	(24)	(20)	(11)
(Gains)/losses on curtailments and settlements	5	1	(48)	(6)

Total, included in staff costs	48	36	(18)	9

	As at and for the year ended 31 December		As at and for the nine months ended 30 September 2006
HK$ millions	2004	2005
Changes in present value of the defined benefit obligation
Present value of obligation at beginning of the year/period	312	409	205
Current service cost net of employee contribution	44	39	20
Actual employee contribution	4	2	1
Interest cost	15	11	6
Actuarial losses/(gains) on obligation	38	(34)	3
Gains on curtailments and settlements	—	(48)	(6)
Actual benefits paid	(25)	(172)	(31)
Net transfer (out)/in liabilities	21	(2)	(3)

Present value of obligation at end of the year/period	409	205	195

Changes in the fair value of the plan assets
Fair value of plan assets at beginning of the year/period	265	315	193
Expected return on plan assets	24	20	11
Actuarial gains/(losses) on plan assets	(9)	13	11
Assets distributed on settlements	—	(120)	—
Actual company contributions	36	17	4
Actual employee contributions	—	—	1
Actual benefits paid	3	2	(31)
Net transfer out assets	(25)	(52)	(10)
Exchange differences	21	(2)	—

Fair value of plan assets at end of the year/period	315	193	179

The analysis of the fair value of plan assets is as follows:

	As at 31 December		As at 30 September 2006
HK$ millions	2004	2005
Equity instruments	217	132	129
Debt instruments	67	34	36
Other assets	31	27	14

	315	193	179

The experience adjustments are as follows:

	As at 31 December		As at 30 September 2006
HK$ millions	2004	2005
Fair value of plan assets	315	193	179
Present value of funded plans’ obligations	(409)	(205)	(187)
Present value of unfunded plans’ obligations	—	—	(8)

Deficit	(94)	(12)	(16)

Experience adjustments on plan assets	(8)	12	16

Percentage of plan assets (%)	3	6	9

Experience adjustments on plan obligations	(7)	(13)	(12)

Percentage of plan obligations (%)	2	6	6

The actual return on plan assets during the nine months ended 30 September 2006 was HK$22 million (2005 - HK$32 million, 2004 - loss of HK$16 million, 2003 - loss of HK$32 million).

The accumulated actuarial losses recognised in the statement of recognised income and expense as at 30 September 2006 was HK$20 million (2005 - HK$28 million, 2004 - HK$70 million, 2003 - nil).

There is no immediate requirement for the Group to fund the deficit between the fair value of defined benefit plan assets and the present value of the defined benefit plan obligations disclosed as at 30 September 2006. Contributions to fund the obligations are based upon the recommendations of independent qualified actuaries for each of the Group’s pension plans to fully fund the relevant schemes on an ongoing basis. The realisation of the deficit is contingent upon the realisation of the actuarial assumptions made which is dependent upon a number of factors including the market performance of plan assets. Funding requirements of the Group's major defined benefit plans are detailed below.

The Group operates two principal plans in Hong Kong. One plan, which has been closed to new entrants since 1994, provides benefits based on the greater of the aggregate of the employee and employer vested contributions plus a minimum interest thereon of 6% per annum, and a benefit derived by a formula based on the final salary and years of service. A formal independent actuarial valuation, undertaken for funding purposes under the provision of Hong Kong’s Occupational Retirement Schemes Ordinance (“ORSO”), at 29 February 2004 reported a funding level of 99% of the accrued actuarial liabilities on an ongoing basis. The employers’ annual contributions were adjusted to fully fund the plan as advised by the independent actuaries. The valuation used the aggregate cost method and the main assumptions in the valuation are an investment return of 8.0% per annum and salary increases of 3.0%. The valuation was performed by Tian Keat Aun, a Fellow of The Institute of Actuaries, of Watson Wyatt Hong Kong Limited. The funding of the plan will be reassessed based upon the results of next formal actuarial valuation to be completed by 28 February 2007 in accordance with the requirements of ORSO. The second plan provides benefits equal to the employer vested contributions plus a minimum interest thereon of 5% per annum. As at 30 September 2006, the plan is fully funded for the funding of vested benefits in accordance with the ORSO funding requirements.

(ii)	Defined contribution plans

The employees of certain subsidiaries are entitled to receive benefits from a provident fund, which is a defined contribution plan. The employee and the employer both make monthly contributions to the plan at a predetermined rate of the employees’ basic salary. The Group has no further obligations under the plan beyond its monthly contributions. The Fund is administered and managed by the relevant government agencies. Forfeited contributions totaling HK$1 million (2005 - HK$3 million, 2004 - HK$1 million, 2003 - HK$1 million) were used to reduce the current period’s level of contribution.

28.	Share capital

(a)	Share capital of the Company

(i)	Authorised share capital of the Company

The authorised share capital of the Company is comprised of 10 billion ordinary shares of HK$0.25 each (2005 - 10 billion ordinary shares of HK$0.25 each, 2004 - 10 billion ordinary shares of HK$0.25 each, 2003 - nil) and 1 million preference shares of US$0.01 each (2005 - 1 million preference shares of US$0.01 each, 2004 - 1 million preference shares of US$0.01 each, 2003 - nil).

(ii)	Issued share capital of the Company

	Number of shares	Issued and fully paid
		HK$ millions
Upon incorporation on 17 March 2004	—	—
Issued during the period (Note)	4,500,000,000	1,125

Balance at 31 December 2004	4,500,000,000	1,125

Balance at 1 January 2005	4,500,000,000	1,125
Issued during the year (Notes 20(b)(i) and 30(e))	252,546,209	63

Balance at 31 December 2005	4,752,546,209	1,188

Balance at 1 January 2006	4,752,546,209	1,188
Issued during the period (Note 28(b))	2,000,000	1

Balance at 30 September 2006	4,754,546,209	1,189

Note:	On 25 March 2004, one ordinary share of US$1.00 was allotted and issued for cash at par to the initial subscriber who immediately transferred the said one share to Hutchison Telecommunications Investment Holdings Limited (“HTIHL”). On 3 September 2004, four ordinary shares of US$1.00 each were allotted and issued for cash at par to HTIHL. On the same day, the nominal value of the Company’s shares was changed from US$1.00 to HK$0.25 through the following steps:

(i)	the issued share capital of US$5.00 were re-denominated to HK$39 by adopting the exchange rate of US$1.00 to HK$7.8;

(ii)	every issued and unissued share of HK$7.8 was subdivided into 780 shares of HK$0.01 each;

(iii)	every 25 shares of HK$0.01 each in the Company’s issued and unissued share capital were consolidated into one share of HK$0.25.

On 22 September 2004, 804,917,650 shares were allotted and issued, credited as fully paid, to HTIHL for a consideration of HK$6,975,953,205.54. On the same day, 3,695,082,194 shares were allotted and issued, credited as fully paid, to HTIHL as consideration for the acquisition of the entire issued share capital of Hutchison Telecommunications International (Cayman) Holdings Limited (“HTICHL”) and for the capitalisation of the loans extended to HTICHL.

(b)	Share options of the Company

On 17 September 2004, the Company approved and adopted by a resolution of the then sole shareholder of the Company a share option scheme (the “Share Option Scheme”). The Share Option Scheme was further approved at an extraordinary general meeting of shareholders of HWL on 19 May 2005 and subsequently amended by written resolutions of the Directors of the Company passed on 12 July 2005 and 9 February 2006 respectively.

Share options are granted to directors and employees. The exercise price of the granted options is equal to the market price of the shares on the date of the grant. Options are conditional on the employee completing, at a minimum, one year;s service (the vesting period). The options are exercisable starting one year from the grant date; the options have a contractual option term of ten years. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

No options were granted during 2003 and 2004. On 8 August 2005, 76,300,000 options were granted to directors and employees of the Group at an exercise price of HK$8.70 per share. One third of these options are exercisable on the expiry of each of the first, second and third year after the date of which the option was accepted. The movements in the number of share options outstanding and their related weighted average exercise price are as follows:

	Year ended 31 December 2005			Nine months ended 30 September 2005 (Unaudited)			Nine months ended September 2006
	Exercise price per share		Options (thousands)	Exercise price per share		Options (thousands)	Exercise price per share		Options (thousands)
At beginning of year/period		—	—		—	—	HK$	8.70	76,300
Granted	HK$	8.70	76,300	HK$	8.70	76,300		—	—
Forfeited		—	—		—	—	HK$	8.70	(11,750)
Exercised (Note 28(a))		—	—		—	—	HK$	8.70	(2,333)

At beginning of year/period	HK$	8.70	76,300	HK$	8.70	76,300	HK$	8.70	62,217

Of the 62,217 thousand (2005 - 76,300 thousand, 2004 - nil, 2003 - nil) options outstanding at 30 September 2006, 20,517 thousand (2005 - nil, 2004 - nil, 2003 - nil) options are exercisable. Of the 2,333 thousand options exercised during the nine months ended 30 September 2006, 2 million shares (2005 - nil, 2004 - nil, 2003 - nil) shares were issued at HK$8.70 each during the nine months ended 30 September 2006. The ordinary shares for the remaining 333 thousand options exercised during the nine months ended 30 September 2006 were not issued until October 2006. The related weighted average share price at the time of exercise was HK$13.68 per share. All the share options outstanding at 30 September 2006 are expiring on 7 August 2015.

The weighted average fair value of options granted during 2005 determined using the Black-Scholes valuation model was HK$3.05 at the measurement date. The significant inputs into the model were a share price of HK$8.70, grant date on 8 August 2005, exercise price of HK$8.70 per share, standard deviation of expected share price returns of 27.76%, expected life of options of 5.5 to 6.5 years, zero expected dividend paid out rate, annual risk-free interest rate of 3.68% and an expected workforce turnover rate of 5%. The volatility measured at the standard deviation of expected share price returns was based on statistical analysis of daily share prices of comparable telecommunication companies over the last three years.

29.	Reserves

HK$ millions	Share premium	Accumulated losses	Cumulative translation adjustments	Fair value and other reserves	Investment revaluation reserves	Total
Balance at 1 January 2003	—	(6,134)	(145)	—	—	(6,279)
Currency translation differences	—	—	(88)	—	—	(88)
Loss attributable to equity holders of the Company for the year	—	(396)	—	—	—	(396)
Employee share option scheme - value of services provided	—	—	—	7	—	7
Actuarial gains and losses of defined benefits plans	—	40	—	—	—	40

Balance at 31 December 2003	—	(6,490)	(233)	7	—	(6,716)

Balance at 1 January 2004	—	(6,490)	(233)	7	—	(6,716)
Currency translation differences	—	—	(9)	—	—	(9)
Issuance of ordinary shares	19,744	—	—	—	—	19,744
Shares issuance expenses	(414)	—	—	—	—	(414)
Waiver of loan from an intermediate holding company	—	146	—	—	—	146
Loss attributable to equity holders of the Company for the year	—	(30)	—	—	—	(30)
Employee share option scheme - value of services provided	—	—	—	18	—	18
Actuarial gains and losses of defined benefits plans	—	(34)	—	—	—	(34)

Balance at 31 December 2004	19,330	(6,408)	(242)	25	—	12,705

Balance at 31 December 2004	19,330	(6,408)	(242)	25	—	12,705
Adjustment in respect of changes in accounting policy for financial instruments	—	20	—	—	—	20

Balance at 1 January 2005	19,330	(6,388)	(242)	25	—	12,725
Currency translation differences	—	—	(318)	2	—	(316)
Relating to subsidiaries acquired	1,857	—	—	—	1,233	3,090
Relating to subsidiaries disposed of	—	—	119	—	—	119
Loss attributable to equity holders of the Company for the year	—	(768)	—	—	—	(768)
Employee share option scheme - value of services provided	—	—	—	90	—	90
Actuarial gains and losses of defined benefits plans	—	42	—	—	—	42

Balance at 31 December 2005	21,187	(7,114)	(441)	117	1,233	14,982

Balance at 1 January 2005	19,330	(6,388)	(242)	25	—	12,725
Currency translation differences	—	—	(138)	—	—	(138)
Relating to subsidiaries acquired	1,857	—	—	—	1,233	3,090
Relating to subsidiaries disposed of	—	—	119	—	—	119
Loss attributable to equity holders of the Company for the period	—	(561)	—	—	—	(561)
Employee share option scheme - value of services provided	—	—	—	53	—	53
Actuarial gains and losses of defined benefits plans	—	—	—	—	—	—

Balance at 30 September 2005 (Unaudited)	21,187	(6,949)	(261)	78	1,233	15,288

HK$ millions	Share premium	Accumulated losses	Cumulative translation adjustments	Fair value and other reserves	Investment revaluation reserves	Total
Balance at 1 January 2006, as previously reported	21,187	(7,114)	(441)	117	1,233	14,982
Retrospective adjustment in respect of adoption of amendments to HKAS 21	—	(9)	9	—	—	—

Balance at 1 January 2006, as restated	21,187	(7,123)	(432)	117	1,233	14,982
Currency translation differences	—	—	(217)	1	—	(216)
Profit attributable to equity holders of the Company for the period	—	109	—	—	—	109
Employee share option scheme - value of services provided	—	—	—	74	—	74
Issuance of ordinary shares arising from exercise of employee share options	23	—	—	(6)	—	17
Actuarial gains and losses of defined benefits plans	—	7	—	—	—	7

Balance at 30 September 2006	21,210	(7,007)	(649)	186	1,233	14,973

The accumulated losses of the Group include accumulated losses of HK$3 million by associated companies as at 30 September 2006 (2005 - HK$4 million, 2004 - HK$1,132 million, 2003 - HK$743 million).

30.	Notes to consolidated cash flow statements

		Year ended 31 December			Nine months ended 30 September
HK$ millions		2003	2004	2005	2005	2006
					(Unaudited)
(a)	Purchases of subsidiaries
	Net assets acquired (excluding cash and cash equivalents):
	Fixed assets (Note 19)	27	84	3,404	3,404	874
	Goodwill (Note 20)	544	—	1,822	1,822	4,628
	Other intangible assets
	- telecommunications licences (Note 21)	158	—	2,402	2,402	264
	- brand name and customer base (Note 21)	—	—	4,088	4,088	108
	Other non-current assets - other receivables	—	—	280	280	—
	Associated companies	—	3	—	—	—
	Stocks	—	—	168	168	3
	Trade and other receivables	361	282	1,303	1,303	259
	Borrowings (Note (d))	—	(128)	(5,409)	(5,409)	(3,238)
	Trade and other payables	(868)	(304)	(1,574)	(1,574)	(974)
	Other non-current liabilities	—	—	(58)	(58)	—
	Deferred tax liabilities	—	—	(581)	(581)	—
	Loan from minority shareholders (Note (d))	—	—	(3)	(3)	—
	Minority interest (Note (d))	(133)	8	(1,926)	(1,926)	—

		89	(55)	3,916	3,916	1,924
	Less: Investments amount held prior to purchase	—	(14)	(1,757)	(1,757)	—
	Less: Investments revaluation reserve upon acquisition	—	—	(1,233)	(1,233)	—

		89	(69)	926	926	1,924

	Discharged by:
	Cash payment	151	—	934	934	—
	Less: Cash and cash equivalents acquired	(62)	(69)	(8)	(8)	(40)

	Total net cash consideration	89	(69)	926	926	(40)
	Prepayment for acquisition of subsidiaries	—	—	—	—	1,964

		89	(69)	926	926	1,924

	Year ended 31 December			Nine months ended 30 September
HK$ millions	2003	2004	2005	2005	2006
				(Unaudited)
(b) Purchase of transmission business
Net assets acquired:
Fixed assets (Note 19)	—	—	—	—	137
Other intangible assets - customer base (Note 21)	—	—	—	—	48
Deferred tax liabilities (Note 23)	—	—	—	—	(16)

	—	—	—	—	169

Discharged by:
Cash payment	—	—	—	—	124
Negative goodwill recognised directly in the consolidated income statement (Note 5(d))	—	—	—	—	45

	—	—	—	—	169

(c) Disposal of subsidiaries
Net assets disposed of (excluding cash and cash equivalents):
Fixed assets (Note 19)	—	—	190	190	47
Goodwill (Note 20)	—	—	177	177	—
Other non-current assets	—	—	22	22	—
Stocks	—	—	7	7	61
Deferred tax assets	—	—	—	—	3
Trade and other receivables	—	—	66	66	250
Borrowings (Note (d))	—	—	—	—	(63)
Trade and other payables	—	—	(50)	(50)	(273)
Current income tax liabilities	—	—	—	—	(20)
Deferred tax liabilities	—	—	—	—	(3)
Exchange reserve	—	—	119	119	—
Minority interest (Note (d))	—	—	(2)	(2)	—

	—	—	529	529	2

Loss on disposal of subsidiaries	—	—	(336)	(336)	—

	—	—	193	193	2

Satisfied by:
Cash payment	—	—	198	198	105
Less: Cash and cash equivalents disposed of	—	—	(5)	(5)	(103)

	—	—	193	193	2

(d)	Analysis of changes in financing during the year/period

HK$ millions	Amounts due to related companies	Borrowings	Minority interest	Total
At 1 January 2003	18,805	12,902	326	32,033
New loans	4,098	13,065	—	17,163
Repayment of loans	—	(13,312)	—	(13,312)

Net cash flows from financing activities	4,098	(247)	—	3,851
Minority interest in profit	—	—	224	224
Exchange translation differences	—	313	(160)	153
Relating to subsidiaries acquired (Note (a))	—	—	133	133
Equity contribution from minority shareholders	—	—	175	175
Actuarial losses of defined benefits plans	—	—	(3)	(3)

At 31 December 2003	22,903	12,968	695	36,566

At 1 January 2004	22,903	12,968	695	36,566
New loans	479	9,142	—	9,621
Repayment of loans	(725)	(5,094)	—	(5,819)

Net cash flows from financing activities	(246)	4,048	—	3,802
Minority interest in profit	—	—	270	270
Exchange translation differences	—	282	(64)	218
Relating to subsidiaries acquired (Note (a))	—	128	(8)	120
Relating to a subsidiary partially disposed of	—	—	153	153
Shareholders’ loans capitalisation	(22,925)	—	—	(22,925)
Share issuance expenses	414	—	—	414
Waiver of loan from an intermediate holding company	(146)	—	—	(146)
Share of other reserves	—	—	3	3
Actuarial losses of defined benefits plans	—	—	(13)	(13)

At 31 December 2004	—	17,426	1,036	18,462

At 31 December 2004	—	17,426	1,036	18,462
Adjustment in respect of changes in accounting policy for financial instruments	—	129	(36)	93

At 1 January 2005	—	17,555	1,000	18,555
New loans	—	26,779	—	26,779
Repayment of loans	—	(22,208)	(3)	(22,211)

Net cash flows from financing activities	—	4,571	(3)	4,568
Minority interest in profit	—	—	618	618
Exchange translation differences	—	(652)	(151)	(803)
Relating to subsidiaries acquired (Note (a))	—	5,409	1,929	7,338
Relating to additional interest in subsidiaries acquired	—	—	(26)	(26)
Relating to a subsidiary disposed of (Note (c))	—	—	(2)	(2)
Relating to a subsidiary partially disposed of	—	—	17	17
Equity contribution from minority shareholders	—	—	312	312
Dividends paid to minority shareholders	—	—	(70)	(70)
Share of other reserves	—	—	27	27
Actuarial gains of defined benefits plans	—	—	5	5
Transfer of loans	—	4	(4)	—
Net off of loan facility fees	—	(195)	—	(195)

At 31 December 2005	—	26,692	3,652	30,344

HK$ millions	Amounts due to related companies	Borrowings	Minority interest	Total
At 1 January 2005	—	17,555	1,000	18,555
New loans	—	13,846	—	13,846
Repayment of loans	—	(12,130)	—	(12,130)

Net cash flows from financing activities	—	1,716	—	1,716
Minority interest in profit	—	—	433	433
Exchange translation differences	—	(569)	(193)	(762)
Relating to subsidiaries acquired (Note (a))	—	5,409	1,929	7,338
Relating to additional interest in subsidiaries acquired	—	—	1	1
Relating to a subsidiary disposed of (Note (c))	—	—	(2)	(2)
Relating to a subsidiary partially disposed of	—	—	21	21
Share of other reserves	—	—	22	22
Transfer of loans	—	4	(4)	—
Net off of loan facility fees	—	(135)	—	(135)

At 30 September 2005 (Unaudited)	—	23,980	3,207	27,187

At 1 January 2006	—	26,692	3,652	30,344
New loans	—	18,954	—	18,954
Repayment of loans	—	(11,320)	—	(11,320)

Net cash flows from financing activities	—	7,634	—	7,634
Minority interest in profit	—	—	1,024	1,024
Exchange translation differences	—	813	71	884
Relating to subsidiaries acquired (Note (a))	—	3,238	—	3,238
Relating to additional interest in subsidiaries acquired	—	—	(524)	(524)
Relating to a subsidiary disposed of (Note (c))	—	(63)	—	(63)
Relating to exercise of share options of a subsidiary	—	—	47	47
Equity contribution from minority shareholders	—	—	1,368	1,368
Dividend paid to minority shareholders	—	—	(199)	(199)
Repayment of loan from minority shareholders	—	—	(187)	(187)
Share of other reserves	—	—	15	15
Actuarial gains of defined benefits plans	—	—	1	1
Amortisation of loan facility fees	—	56	—	56

At 30 September 2006	—	38,370	5,268	43,638

(e)	Significant non-cash transactions

During the year ended 31 December 2004, as part of the Restructuring, HK$22,925 million of the amounts due to related companies was offset with HK$2,056 million amounts due from related companies, and the net amount of HK$20,869 million was capitalised on 22 September 2004 as share capital and share premium of the Company.

During the year ended 31 December 2005, the Group privatised HGCH by way of scheme of arrangement (Note 20(b)(i)). In this connection, the Group issued approximately 253 million new ordinary shares with an imputed value of HK$7.60 per ordinary share and resulting in an increase of share capital and share premium by HK$63 million and HK$1,857 million respectively.

31.	Contingent liabilities

As at 30 September 2006, the Group had contingent liabilities in respect of the following:

(a)	performance guarantees amounting to approximately HK$397 million.

(b)	a claim against the Group’s subsidiaries in Israel, together with a motion to certify this claim as a class action, alleging a variety of consumer complaints. The claim to date amounts to approximately HK$981 million. At this stage, and until the claim is recognised as a class action, the Group and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made. In addition, the Group and its legal counsel are of the opinion that even if the request to recognise this claim as a class action is granted, and even if the plaintiff’s arguments are accepted, the outcome of the claim will likely be significantly lower than the abovementioned amount.

(c)	claims against the Group’s subsidiaries in India in respect of certain taxes (income tax, service tax and Central Excise), duties and other demands under adjudication, dispute and/or appeal. The claims to date amount to approximately HK$227 million. The Group and its legal counsel are vigorously defending all claims. No amounts have been recognised in respect of the contingent liabilities as it is expected that the Group will meet the requisite performance criteria and will be successful in its defence against the claims.

32.	Commitments

Outstanding commitments not provided for in the accounts are as follows:

(a)	Capital commitments

	As at 31 December			As at 30 September 2006
HK$ millions	2003	2004	2005
Telecommunication mobile network
Contracted but not provided for	1,987	1,565	3,792	7,902
Authorised but not contracted for (Note)	9,284	4,503	11,787	7,653

	11,271	6,068	15,579	15,555

Telecommunication fixed-line network
Contracted but not provided for	1,129	638	606	399
Authorised but not contracted for (Note)	1,102	901	316	236

	2,231	1,539	922	635

Note:	The Group, as part of its budgeting process, estimates future capital expenditures as shown above. These estimates are subject to vigorous authorisation process before the expenditure is committed.

(b)	Operating lease commitments

The Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	As at 31 December			As at 30 September 2006
HK$ millions	2003	2004	2005
Land and buildings
Not later than one year	376	343	561	694
Later than one year and not later than five years	490	448	816	1,429
Later than five years	596	547	810	1,812

	1,462	1,338	2,187	3,935

Other assets
Not later than one year	278	201	174	204
Later than one year and not later than five years	98	123	130	177
Later than five years	2	51	57	87

	378	375	361	468

(c)	Acquisition of telecommunications licence for third generation mobile services

In October 2001, a subsidiary of the Company was issued a 3G licence in the 1900-2200-MHz radio spectrum for Hong Kong (“Licence”) for a duration of 15 years. For the first five years of the term of the License, fixed annual licence fees were payable. Beginning from the sixth year of the Licence, variable licence fees payable amount to 5% of network turnover (as defined in the Licence) in respect of the relevant year; or the Appropriate Fee (as defined in the Licence) in respect of the relevant year whichever is greater. The net present value of the Appropriate Fee has already been recorded as licence fees liabilities as at 31 December 2005.

(d)	Royalties commitments

Partner is committed to pay royalties to the Government of Israel at 3.5% on its “income from cellular services” as defined in the “Telecommunications (Royalties) Regulations, 2001” which includes all kinds of income of Partner from the granting of Bezeq services under the licence - including airtime, roaming services and non-recurring connection fees, but excluding income transferred to another holder of a communications licence and deducting bad debts, payments to another communication licence in respect of interconnection, payments for roaming services to foreign operators and expenses related to the sale of equipment. The rate of royalty payments paid by cellular operators will be reduced annually by 0.5%, starting 1 January 2006, to a level of 1%.

(e)	Funding commitments

The Group has agreed to provide or arrange necessary funding for its Thailand operations in the event additional equity funding is to be contributed.

GMRP (Thailand) Limited (“GMRP”) has granted a call option to the Group and the Group has granted a put option to GMRP in respect of up to all of the shares in Hutchison Wireless MultiMedia Holdings Limited (“HWMHL”), the holding company of Hutchison CAT Wireless MultiMedia Limited, held by GMRP.

HWMHL has granted an option to the CAT Telecom Public Company Limited (“CAT Telecom”) to swap the shares which CAT Telecom holds in Hutchison CAT Wireless MultiMedia Limited with the shares of HWMHL or BFKT (Thailand) Limited.

DPBB (Thailand) Limited (“DPBB”) has granted a call option to the Group and the Group has granted a put option to DPBB in respect of up to all the preference shares in the share capital of PKNS (Thailand) Limited, the holding company of BFKT (Thailand) Limited, held by DPBB.

The Group holds an option to acquire the Hutchison Group’s mobile telecommunications related interests in Hutchison Telecommunications Argentina S.A..

The Group holds call options, both directly and indirectly, which, if exercised, would entitle the Group to additional equity interests in the non-wholly owned investment holding companies in India through which the Group holds indirect interests in the Group’s Indian operating companies, in each case subject to applicable regulatory approvals. Conversely, some Indian shareholders hold put options that could, again subject to applicable regulatory approvals, require the Group to purchase additional equity interests in those investment holding companies. Some of the call and put options are exercisable at fair market value of the investment holding companies to be determined or agreed by the parties (and if no agreement is reached, as determined in accordance with a pre-agreed formula or by a specified independent investment bank, as the case may be) at the time of exercise of the relevant option. Other call and put options are exercisable at a price determined in accordance with a formula specified in the relevant option agreement.

33.	Substantial shareholders

As at 31 December 2003 and 2004, the Directors regarded HWL, a company incorporated in Hong Kong and listed on the Main Board of Hong Kong Stock Exchange, as being its ultimate holding company.

As at 31 December 2005 and 30 September 2006, the Company is owned as to 49.8% by HWL and 19.3% by Orascom Telecom Holding S.A.E.. The remaining shares are widely held. As there was no shareholder, directly or indirectly, which has more than 50% of the voting control or otherwise has governing power over the Company, the Directors consider that the Company has no ultimate holding company.

34.	Related party transactions

For the purposes of this Financial Information, parties are considered to be related to the Group if the party has the ability, directly or indirectly, to exercise significant influence over the Group in making financial and operating decisions, or vice versa. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related party of the Group where those parties are individuals.

Related Party Group:

•	Hutchison Group - HWL together with its direct and indirect subsidiaries.

Transactions between the Company and its subsidiaries have been eliminated on consolidation. Transactions between the Group and other related parties during the year/period are summarised below:

(i)	Key management personnel remuneration

No transaction has been entered with the directors of the Company (being the key management personnel) during the year/period other than the emoluments paid to them (being the key management personnel remuneration) as disclosed in Note 8(a).

(ii)	Transactions with Hutchison Group

	Year ended 31 December			Nine months ended 30 September
HK$ millions	2003	2004	2005	2005	2006
				(Unaudited)
Provision for fixed telecommunications and other services	(33)	(51)	(72)	(54)	(50)
Provision for mobile telecommunications services income	(11)	(14)	(19)	(14)	(16)
Rental expenses on lease arrangements	83	85	72	55	42
Bill collection services fee expenses	5	8	11	8	9
Roaming arrangement fee income	(8)	(14)	(1)	—	(2)
Sharing of services arrangements	39	22	30	21	22
Dealership services fee expenses	8	10	11	8	13
Global procurement services arrangements expense	99	82	26	20	13
Provision of data center services	(16)	(20)	(17)	(13)	(15)
Sales of handsets	—	(46)	—	—	—
3G handset development costs recharge income	—	(47)	—	—	—
Purchase of handset and accessories	—	32	965	596	874
Purchase of office supplies	—	6	6	4	5
Advertising and promotion expenses	—	5	6	4	16
Guarantee and other finance fees	126	152	142	97	75
Interest expense on amounts due to related companies	208	178	92	92	—
Waiver of loan	—	146	—	—	—

(iii)	Balances with Hutchison Group

		As at 31 December			As at 30 September 2006
HK$ millions	Note	2003	2004	2005
Receivables from related companies	(a)	—	85	86	34
Payables to related companies	(b)	(73)	(68)	(153)	(189)
Non-current amounts due from related companies	(c)	543	—	—	115
Non-current amounts due to related companies	(d)	(22,903)	—	—	—

(a)	The receivables from related companies are unsecured, interest free and repayable on demand.
(b)	The payables to related companies, arose during the ordinary course of business, are unsecured, interest free and payable on demand.

(c)	As at 30 September 2006, the non-current amount due from a related company of HK$115 million represents a loan to Hutchison Call Centre Holdings Limited (“HCCHL”), a subsidiary of HWL, which is unsecured and bears interest at LIBOR plus 1% per annum. HCCHL holds a call option while the Group holds a put option exercisable between 3 to 5 years from March 2006, which if exercised, would entitle HCCHL to acquire the business owned by 3 Global Services Private Limited (“3GS”), a subsidiary of the Group, at an exercise price based on the aggregate of the consideration paid for the acquisition of Hutchison Tele-Services (India) Holdings Limited (“HTSI”) from HCCHL and investment cost plus interest accrued and after deduction of any distribution made by HTSI for the period from the date of acquisition to the date of transfer of the 3GS business. The loan is repayable upon the exercise of the said call/put options, or if the options were not exercised during the exercise period, the said loan together with the accrued interest income will be accounted for as the consideration for the acquisition of HTSI upon expiry of the options.

As at 31 December 2003, the non-current amounts due from related companies of HK$543 million were unsecured. The maximum interest bearing amounts outstanding during the year ended 31 December 2003 was HK$52 million. On 22 September 2004, as part of the Restructuring, the then outstanding amounts due from related companies were offset with amounts due to related companies (see Note (d) below).

(d)	As at 31 December 2003, the non-current amounts due to related companies of HK$22,903 million were unsecured, of which HK$7,176 million was interest bearing and carried interest at normal commercial terms. On 22 September 2004, as part of the Restructuring, the amounts due from related companies were offset with amounts due to related companies, and the net amount of HK$20,869 million was capitalised as share capital and share premium of the Company.

35.	Balance sheets of the Company, unconsolidated

	As at 31 December		As at 30 September 2006
HK$ millions	2004	2005
ASSETS
Current assets
Cash and cash equivalents	10	111	16
Other receivable and prepayments	21	2	5
Amounts due from subsidiaries (Note (b))	671	867	198
Loans to subsidiaries (Note (c))	20,870	26,079	23,694

Total current assets	21,572	27,059	23,913

Non-current assets
Unlisted shares, at costs (Note (d))	—	—	—

Total assets	21,572	27,059	23,913

LIABILITIES
Current liabilities
Borrowings (Note (e))	1,000	—	1,400
Amount due to a related company (Note (b))	43	7	—
Amounts due to subsidiaries (Note (b))	—	172	13
Accrued expenses and other payables	77	10	24

Total current liabilities	1,120	189	1,437

Non-current liabilities
Loan from a subsidiary (Note (f))	—	4,480	—

Total liabilities	1,120	4,669	1,437

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital (Note 28)	1,125	1,188	1,189
Reserves (Note (g))	19,327	21,202	21,287

Total equity	20,452	22,390	22,476

Total equity and liabilities	21,572	27,059	23,913

Net current assets	20,452	26,870	22,476

Total assets less current liabilities	20,452	26,870	22,476

(a)	The Company was incorporated in the Cayman Islands on 17 March 2004 as a company with limited liability. As the Company had not been incorporated as at 31 December 2003, the balance sheet as at 31 December 2003 is not presented.
(b)	Amounts due from/to subsidiaries and a related company are unsecured, interest free and repayable on demand.
(c)	Except for loan to subsidiaries of HK$888 million (2005 - HK$3,868 million, 2004 - nil) which are unsecured, interest bearing and repayable on demand, other loans to subsidiaries are unsecured, interest free and repayable on demand.

(d)	As at 30 September 2006, the Company’s cost of investment in its subsidiaries was amounted to HK$25.40 (2005 - HK$25.40, 2004 - HK$17.60). These investment costs were rounded down to zero and not presented in the Company’s balance sheet.
(e)	The Company’s Hong Kong dollar denominated secured bank loans bear interest at HIBOR plus 0.75% per annum and are repayable within one year. As at 30 September 2006, the fair values of the Company’s bank loans were approximately HK$1,400 million (2005 - nil, 2004 - HK$1,000 million).
(f)	The loan from a subsidiary was secured, interest bearing and not repayable within twelve months from 31 December 2005. The effective interest on the loan from a subsidiary was 5.41% at 31 December 2005. The fair value of the loan from a subsidiary as at 31 December 2005 was approximately HK$4,480 million.
(g)	Reserves

HK$ millions	Share premium	Accumulated losses	Fair value and other reserves	Total
Upon incorporation on 17 March 2004	—	—	—	—
Issuance of ordinary shares (Note 29)	19,744	—	—	19,744
Shares issuance expenses	(414)	—	—	(414)
Loss for the period	—	(3)	—	(3)

At 31 December 2004	19,330	(3)	—	19,327

At 1 January 2005	19,330	(3)	—	19,327
Issuance of ordinary shares (Note 29)	1,857	—	—	1,857
Loss for the year	—	(35)	—	(35)
Employee share option scheme - value of services provided	—	—	53	53

At 31 December 2005	21,187	(38)	53	21,202

At 1 January 2006	21,187	(38)	53	21,202
Issuance of ordinary shares arising from exercise of employee share options (Note 29)	23	—	(6)	17
Profit for the period	—	12	—	12
Employee share option scheme - value of services provided	—	—	56	56

At 30 September 2006	21,210	(26)	103	21,287

– I-81

Particulars of the principal subsidiaries and associates

	Place of incorporation/ registration and operation	Currency	Nominal value of issued ordinary share capital/ registered capital	Percentage of beneficial interest attributable to the Group			Principal activities
				At 31 December		At 30 September 2006
				2004	2005
Aircel Digilink India Limited (Notes 1, 2)	India	INR	1,011,000,000	59	54	67	Mobile telecommunications services
BFKT (Thailand) Limited (Note 3)	Thailand	THB	5,000,000	49	49	49	Network leasing
Fascel Limited (Notes 1, 2)	India	INR	5,000,000,000	66	54	67	Mobile telecommunications services
HCL Network Partnership	Hong Kong	HK$	10,000	53	100	100	Telecommunications network equipment leasing and provision of ancillary services
HTI (BVI) Finance Limited	British Virgin Islands	US$	1	—	100	100	Finance
Hutchison CAT Wireless MultiMedia Limited (Note 3)	Thailand	THB	950,000,000	36	36	36	Marketing of mobile telecommunications services
Hutchison Essar Cellular Limited (Notes 1, 2)	India	INR	10,726,826,260	—	—	67	Mobile telecommunications services
Hutchison Essar Limited (Notes 1, 2)	India	INR	4,140,868,500	49	54	67	Mobile telecommunications services
Hutchison Essar Mobile Services Limited (Notes 1, 2)	India	INR	1,997,164,690	49	54	67	Mobile telecommunications services
Hutchison Essar South Limited (Notes 1, 2)	India	INR	5,396,075,000	74	53	67	Mobile telecommunications services
Hutchison Global Communications Limited	Hong Kong	HK$	20	53	100	100	Fixed line communications
Hutchison GlobalCentre Limited	Hong Kong	HK$	2	53	100	100	Data centre facilities services
Hutchison MultiMedia Services (Thailand) Limited	Thailand	THB	230,000,000	100	100	100	Provision of call centre and distribution channel
Hutchison MultiMedia Services Limited	Hong Kong	HK$	20	53	100	100	Provision of internet services
Hutchison Telecom East Limited (Notes 1, 2)	India	INR	1,934,416,370	59	54	67	Mobile telecommunications services
Hutchison Telecommunication Services Limited	Hong Kong	HK$	20	100	100	100	Mobile telecommunications retail operations
Hutchison Telecommunications (Hong Kong) Limited	Hong Kong	HK$	20	100	100	100	Provision of management and treasury services
Hutchison Telecommunications Information Technology (Shenzhen) Limited	China	HK$	10,000,000	100	100	100	Provision of information technology services
Hutchison Telecommunications International (HK) Limited	Hong Kong	HK$	2	100	100	100	Provision of management services
Hutchison Telecommunications Lanka (Private) Limited	Sri Lanka	LKR	875,000,000	100	100	100	Mobile telecommunications services
Hutchison Telephone (Macau) Company Limited	Macau	MOP	10,000,000	71	71	71	Mobile telecommunications services
Hutchison Telephone Company Limited	Hong Kong	HK$	1,258,120	71	71	71	Mobile telecommunications services

Particulars of the principal subsidiaries and associates (continued)

	Place of incorporation /registration and operation	Currency	Nominal value of issued ordinary share capital / registered capital	Percentage of beneficial interest attributable to the Group			Principal activities
				At 31 December		At 30 September
				2004	2005	2006
Kasapa Telecom Limited	Ghana	GHC	13,165,886,000	80	100	100	Mobile telecommunications services
Partner Communications Company Ltd.	Israel	NIS	1,539,952	43	52	51	Mobile telecommunications services
PT. Hutchison CP Telecommunications	Indonesia	IDR	649,890,000,000	—	60	60	Mobile telecommunications services
3 Global Services Private Limited (“3GS”, Note 4)	India	INR	494,920	—	—	100	Investment holding

Note 1:	The Group holds 49% or less of direct equity interest in each of these companies. The percentages disclosed above include the Group’s indirect equity interests.

Note 2:	In the case where the Group’s shareholding in each of these companies is less than 50%, these companies are accounted for as subsidiaries of the Group as the Group, by virtue of its funding or financing arrangement, bears the majority of the economic risks and is entitled to the majority of its rewards on a long-term basis from a combination of some of the following factors:

*	The Group’s direct and indirect economic shareholdings which results in the Group holding in some cases more than 50% of the economic interest in the operation.

*	Non-voting preference shareholdings with redemption premium features that provides the Group with additional economic rewards.

*	The Group’s sole counter-indemnity to HWL Group for the guarantees it has solely provided to the Group’s non-wholly owned Indian operating businesses disproportionate to the Group’s economic interest in these businesses.

*	Commitment to provide financial support for third party shareholders of the operating companies.

Note 3:	In addition to the Group’s 49% and 36% beneficial interest in each of BFKT (Thailand) Limited and Hutchison CAT Wireless MultiMedia Limited respectively as disclosed above, the Group also holds call options over 51% and 30% beneficial interest in each of BFKT (Thailand) Limited and Hutchison CAT Wireless MultiMedia Limited, respectively.

Note 4:	As described in Note 34(iii)(c), the beneficial interest in the business of 3GS is subject to a call option held by Hutchison Call Centre Holdings Limited (“HCCHL”), a subsidiary of HWL, which if exercised, would entitle HCCHL to acquire the business owned by 3GS at a predetermined price.

EVENTS AFTER THE BALANCE SHEET DATE

(a)	Performance Bonus Right Plan (“PBRP”)

On 27 September 2006, Hutchison Essar approved the adoption of the Performance Bonus Right Plan (“PBRP”), an employee retention plan which aims to reward and provide incentives to the prescribed classes of participants who may contribute to the growth and development of Hutchison Essar. The PBRP was subsequently approved by the shareholders of Hutchison Essar at an Extraordinary General Meeting held on 20 October 2006. The adoption of the PBRP would have the effect of reducing the net profit attributable to the equity shareholders of the Company by HK$335 million for the period from October 2006 to April 2009.

(b)	Acquisition of Spacetel

On 5 October 2006, Hutchison Essar completed the acquisition of 100% shareholding in Spacetel, a company that had licence applications for the licence areas of Madhya Pradesh, North East, Himachal Pradesh, Bihar, Orissa, Assam, and Jammu and Kashmir. In December 2006, Hutchison Essar received licences from the Department of Telecommunications in India for six of the licence areas, North East, Himachal Pradesh, Bihar, Orissa, Assam, and Jammu and Kashmir.

HK$ millions
Details of net liabilities acquired and goodwill are as follows:
Purchase consideration (cash paid)	43
Less: fair value of net liabilities acquired - shown as below	10

Goodwill	53

The assets and liabilities arising from the acquisition are as follows:

	Fair value	Book value
	HK$ millions	HK$ millions
Fixed assets	32	32
Cash and cash equivalents	1	1
Trade and other receivables	3	3
Trade and other payables	(46)	(46)

Net liabilities acquired	(10)	(10)

The goodwill is attributable to the premium paid for acceleration of the business into the remaining seven licence areas of Madhya Pradesh, North East, Himachal Pradesh, Bihar, Orissa, Assam, and Jammu and Kashmir where Hutchison Essar is not presently operating.

(c)	Banking facilities

In December 2006, the Group’s Thailand operations extended six commercial loan facilities totalling JPY117,530 million and THB5,000 million (together approximately HK$8,833 million) by one year with international lenders. All the Japanese Yen loan drawings and repayments were converted to Thai Baht through cross currency swaps and forward foreign currency contracts.

On 15 January 2007, the Group’s Indian operations entered into an External Commercial Borrowing loan facility of JPY35,700 million (approximately US$300 million or HK$2,340 million) with a syndicate of international banks.

(d)	Disposal of the Company’s Indian mobile telecommunications operation (the “Sale Group”)

On 11 February 2007, the Company entered into an agreement to sell its entire direct and indirect equity and loan interests, held through subsidiaries, in the Sale Group to Vodafone International Holdings B.V., a wholly owned subsidiary of Vodafone Group Plc, for a cash consideration of approximately US$11,080 million (approximately HK$86,570 million).

The revenue and expenses, assets and liabilities, and cash flows of the Sale Group are set out as follows:

(i)	Revenue and expenses of the Sale Group

	Year ended 31 December			Nine months ended 30 September
HK$ millions	2003	2004	2005	2005	2006
				(Unaudited)
Turnover	4,497	7,093	9,996	7,228	10,852
Cost of inventories sold	(11)	(73)	(82)	(61)	(139)
Staff costs	(205)	(309)	(460)	(341)	(468)
Depreciation and amortisation	(872)	(857)	(797)	(584)	(882)
Other operating expenses	(2,739)	(4,510)	(6,217)	(4,393)	(6,752)

Operating profit before disposal of investments and others	670	1,344	2,440	1,849	2,611
Profit on disposal of investments and others	—	—	76	49	—

Operating profit	670	1,344	2,516	1,898	2,611
Interest and other finance costs, net	(295)	(306)	(331)	(238)	(750)

Profit before taxation	375	1,038	2,185	1,660	1,861
Current taxation charge	(21)	(100)	(198)	(153)	(207)
Deferred taxation credit/(charge)	(280)	71	77	44	96

Profit for the year/period	74	1,009	2,064	1,551	1,750

(d)	Disposal of the Sale Group (continued)

(ii)	Assets and liabilities of the Sale Group

	Year ended 31 December			As at 30 September
HK$ millions	2003	2004	2005	2005	2006
				(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	585	742	1,027	2,042	1,472
Trade and other receivables	1,004	1,446	5,841	1,671	5,846
Stocks	12	10	12	11	39
Derivative financial assets	—	—	—	—	7

Total current assets	1,601	2,198	6,880	3,724	7,364

Non-current assets
Fixed assets	4,007	5,792	7,674	6,966	12,433
Goodwill	4,253	4,255	3,782	3,919	13,063
Other intangible assets	1,574	1,669	1,495	1,568	1,690
Other non-current assets	—	10	—	—	115
Deferred tax assets	286	374	532	626	581

Total non-current assets	10,120	12,100	13,483	13,079	27,882

Total assets	11,721	14,298	20,363	16,803	35,246

LIABILITIES
Current liabilities
Trade and other payables	2,266	2,810	4,844	3,302	6,678
Borrowings	2,321	4,393	1,796	2,265	8,193
Current income tax liabilities	27	71	85	97	126
Derivative financial liabilities	—	—	—	18	—

Total current liabilities	4,614	7,274	6,725	5,682	14,997

Non-current liabilities
Borrowings	1,892	652	4,057	2,950	6,967
Amounts due to related companies	6,482	6,484	7,700	6,414	8,986
Deferred tax liabilities	—	—	91	210	50
Other non-current liabilities	2	—	—	—	204

Total non-current liabilities	8,376	7,136	11,848	9,574	16,207

Total liabilities	12,990	14,410	18,573	15,256	31,204

(d)	Disposal of the Sale Group (continued)

(iii)	Cash flows of the Sale Group

	Year ended 31 December			Nine months ended 30 September
HK$ millions	2003	2004	2005	2005	2006
				(Unaudited)
Cash flows from operating activities
Cash generated from operations	1,553	2,352	4,292	2,492	2,828
Interest received	36	18	28	19	38
Interest and other finance costs paid	(331)	(324)	(390)	(271)	(737)
Taxes paid	—	(81)	(217)	(166)	(164)

Net cash generated from operating activities	1,258	1,965	3,713	2,074	1,965

Cash flows from investing activities
Purchases of fixed assets	(1,547)	(2,333)	(2,052)	(1,414)	(4,029)
Payments for telecommunication licences	(291)	(128)	—	—	—
Non-current loan to a related party	—	—	—	—	(110)
Increase in prepayments for acquisition of a subsidiary	—	—	(4,011)	—	(788)
Proceeds on disposal of fixed assets	14	5	9	9	2
Purchases of subsidiaries, net of cash acquired	(89)	—	—	—	40
Increase in investment in subsidiaries	—	—	—	—	(5,259)
Proceeds on disposal of partial interest in a subsidiary	—	—	476	476	—

Net cash used in investing activities	(1,913)	(2,456)	(5,578)	(929)	(10,144)

Cash flows from financing activities
Net cash flows from loans	(483)	646	934	225	6,165
Equity contribution from minority shareholders	—	—	—	—	1,173
Decrease in restricted cash	571	—	—	—	—
Increase/(decrease) in amounts due from related companies	571	2	1,216	(70)	1,286

Net cash provided by financing activities	659	648	2,150	155	8,624

Increase in cash and cash equivalents	4	157	285	1,300	445
Cash and cash equivalents at beginning of year/period	581	585	742	742	1,027

Cash and cash equivalents at end of year/period	585	742	1,027	2,042	1,472

SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared for the Company and its subsidiaries in respect of any period subsequent to 30 September 2006 and up to the date of this report.

Yours faithfully,

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong

APPENDIX II	PRO FORMA FINANCIAL INFORMATION OF
THE REMAINING GROUP

A.	UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following is an illustrative and pro forma consolidated balance sheet, consolidated income statement and consolidated cash flow statement of the Group which has been prepared on the basis of the notes set out below for the purpose of illustrating the effect of the disposal of the Company’s entire direct and indirect equity and loan interests, held through subsidiaries, in its Indian mobile telecommunications operation comprising Hutchison Essar and its subsidiaries (the “Transaction”) as if it had taken place on 30 September 2006 for the pro forma consolidated balance sheet and 1 January 2006 for the pro forma consolidated income statement and consolidated cash flow statement. This pro forma financial information has been prepared for illustrative purposes only and because of its hypothetical nature, it may not give a true picture of the financial position and financial results of the Group had the Transaction been completed as at 30 September 2006 and 1 January 2006 respectively or at any future date.

I.	Unaudited Pro Forma Consolidated Balance Sheet

HK$ millions	Unadjusted consolidated balance sheet of the Group as at 30 September 2006	Pro forma adjustments		Pro forma Remaining Group
		Note (a)	Note (b)
ASSETS
Current assets
Cash and cash equivalents	2,506	(1,472)	85,900	86,934
Trade and other receivables	9,687	(5,846)		3,841
Stocks	664	(39)		625
Derivative financial assets	8	(7)		1

Total current assets	12,865			91,401

Non-current assets
Fixed assets	29,149	(12,433)		16,716
Goodwill	19,076	(13,063)		6,013
Other intangible assets	10,629	(1,690)		8,939
Other non-current assets	3,618	(115)		3,503
Deferred tax assets	968	(581)		387
Associated companies	2			2

Total non-current assets	63,442			35,560

Total assets	76,307			126,961

LIABILITIES
Current liabilities
Trade and other payables	12,084	(6,678)		5,406
Borrowings	16,680	(8,193)		8,487
Current income tax liabilities	150	(126)		24
Derivative financial liabilities	292			292

Total current liabilities	29,206			14,209

A.	UNAUDITED PRO FORMA FINANCIAL INFORMATION (continued)

I.	Unaudited Pro Forma Consolidated Balance Sheet (continued)

HK$ millions	Unadjusted consolidated balance sheet of the Group as at 30 September 2006	Pro forma adjustments		Pro forma Remaining Group
		Note (a)	Note (b)
Non-current liabilities
Borrowings	21,690	(6,967)		14,723
Amounts due to related companies	—	(8,986)	8,986	—
Deferred tax liabilities	1,045	(50)		995
Other non-current liabilities	2,936	(204)		2,732

Total non-current liabilities	25,671			18,450

Total liabilities	54,877			32,659

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	1,189			1,189
Reserves	14,973	(747)	1,014	91,140

			75,900
	16,162			92,329
Minority interest	5,268	(3,295)		1,973

Total equity	21,430			94,302

Total equity and liabilities	76,307			126,961

II.	Unaudited Pro Forma Consolidated Income Statement

HK$ millions	Unadjusted consolidated income statement of the Group for the nine months ended 30 September 2006	Pro forma adjustments		Pro forma Remaining Group
		Note (c)	Note (d)
Continuing operations:
Turnover	24,028	(10,852)		13,176
Cost of inventories sold	(1,730)	139		(1,591)
Staff costs	(1,890)	468		(1,422)
Depreciation and amortisation	(3,727)	882		(2,845)
Other operating expenses	(13,120)	6,752		(6,368)

Operating profit before disposal of investments and others	3,561			950
Profit on disposal of investments and others	43		78,167	78,210

Operating profit	3,604			79,160
Interest and other finance costs, net	(1,941)	750		(1,191)
Share of results of associated companies	(1)			(1)

Profit before taxation	1,662			77,968
Current taxation charge	(587)	207		(380)
Deferred taxation (charge)/credit	58	(96)		(38)

Profit for the period	1,133			77,550

III.	Unaudited Pro Forma Consolidated Cash Flow Statement

HK$ millions	Unadjusted consolidated cash flow statement of the Group for the nine months ended 30 September 2006	Pro forma adjustments		Pro forma Remaining Group
		Note (e)	Note (f)
Cash generated from operations	5,377	(2,828)		2,549
Interest received	84	(38)		46
Interest and other finance costs paid	(1,631)	737		(894)
Taxes paid	(555)	164		(391)

Net cash generated from operating activities	3,275			1,310

Cash flows from investing activities
Purchases of fixed assets	(5,050)	4,029		(1,021)
Upfront and fixed periodic payments for telecommunication licences	(111)			(111)
Additions to customer acquisition and retention costs	(343)			(343)
Additions to prepaid capacity and maintenance	(29)			(29)
Advanced payments for network roll out	(160)			(160)
Non-current loan to a related company	(110)	110		—
Prepayments for acquisition of subsidiaries	(788)	788		—
Decrease in long-term deposits	15			15
Proceeds on disposal of fixed assets	20	(2)		18
Purchases of subsidiaries, net of cash acquired	40	(40)		—
Purchase of transmission business	(124)			(124)
Increase in investment in subsidiaries	(5,259)	5,259		—
Proceeds on disposal of subsidiaries, net of cash disposed of	2		85,900	85,902

Net cash used in investing activities	(11,897)			84,147

HK$ millions	Unadjusted consolidated cash flow statement of the Group for the nine months ended 30 September 2006	Pro forma adjustments		Pro forma Remaining Group
		Note (e)	Note (f)
Cash flows from financing activities
Net cash flows from financing activities	7,634	(7,451)		183
Proceeds from exercise of share options of the Company	21			21
Proceeds from exercise of share options of a subsidiary	54			54
Equity contribution from minority shareholders	1,368	(1,173)		195
Dividend paid to minority shareholders of a subsidiary	(199)			(199)
Repayment of loan from minority shareholders of a subsidiary	(187)			(187)
Decrease in restricted cash	1			1

Net cash provided by financing activities	8,692			68

Increase in cash and cash equivalents	70	(445)	85,900	85,525
Cash and cash equivalents at beginning of period	2,436	(1,027)		1,409

Cash and cash equivalents at end of period	2,506	(1,472)	85,900	86,934

IV. Notes to the Unaudited Pro Forma Financial Information

Notes:

(a)	The adjustment reflects the de-consolidation of the assets and liabilities of the Sale Group, assuming that the Transaction had taken place on 30 September 2006.

(b)	The adjustment reflects (i) the net cash inflow amounting to approximately HK$85,900 million for the Company's economic interests in the Sale Group, calculated based on the enterprise value of US$18,800 million (approximately HK$146,890 million) for 100% of Hutchison Essar and after the estimated costs and expenses directly attributable to the Transaction, and (ii) the estimated gain before tax of approximately HK$75,900 million resulting from the Transaction, calculated after deducting the carrying value (including goodwill) of the Sale Group as at 30 September 2006, assuming that the Transaction had taken place on 30 September 2006.

(c)	The adjustment reflects the de-consolidation of the results of the Sale Group for the nine months ended 30 September 2006, assuming that the Transaction had taken place on 1 January 2006.

(d)	The adjustment reflects the estimated gain before tax of HK$78,167 million resulting from the Transaction, calculated after deducting the carrying value (including goodwill) of the Sale Group as at 1 January 2006, assuming that the Transaction had taken place on 1 January 2006.

(e)	The adjustment reflects the exclusion of the cash flows of the Sale Group for the nine months ended 30 September 2006, assuming that the Transaction had taken place on 1 January 2006.

(f)	The adjustment reflects the net cash inflow amounting to approximately HK$85,900 million for the Company's economic interests in the Sale Group, calculated based on the enterprise price of US$18,800 million (approximately HK$146,890 million) for 100% of Hutchison Essar and after the estimated costs and expenses directly attributable to the Transaction, assuming that the Transaction had taken place on 1 January 2006.

(g)	No adjustment has been made to reflect any result or other transaction of the Group and the Sale Group entered into subsequent to 30 September 2006.

(h)	The final amount of consideration, assets and liabilities of the Sale Group and the gain from the Transaction will be different from those amounts as presented above.

(i)	The unadjusted consolidated balance sheet of the Group as at 30 September 2006, and the unadjusted consolidated income statement and cash flow statement of the Group for the nine months ended 30 September 2006 are extracted from the accountants' report set out in Appendix I of this Circular.

B.	REPORT ON UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following is the text of a report received from PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, for the purpose of incorporation in this circular.

REPORT FROM ACCOUNTANTS ON

UNAUDITED PRO FORMA FINANCIAL INFORMATION

TO THE DIRECTORS OF HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

We report on the unaudited pro forma financial information of Hutchison Telecommunications International Limited (the “Company”) and its subsidiaries (hereinafter collectively referred to as the “Group”) set out on pages II-1 to II-6 under the heading of “Unaudited Pro Forma Financial Information” (the “Unaudited Pro Forma Financial Information”) in Appendix II of the Company's circular dated 21 February 2007 (the “Circular”) in connection with the disposal of the Company's entire direct and indirect equity and loan interests, held through subsidiaries, in its Indian mobile telecommunications operation comprising Hutchison Essar Limited and its subsidiaries (the “Transaction”). The Unaudited Pro Forma Financial Information has been prepared by the directors of the Company, for illustrative purposes only, to provide information about how the Transaction might have affected the relevant financial information of the Group. The basis of preparation of the Unaudited Pro Forma Financial Information is set out on pages II-1 to II-6 of the Circular.

Respective Responsibilities of Directors of the Company and Reporting Accountants

It is the responsibility solely of the directors of the Company to prepare the Unaudited Pro Forma Financial Information in accordance with rule 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and Accounting Guideline 7 “Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars” issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”).

It is our responsibility to form an opinion, as required by rule 4.29(7) of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of Opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 “Accountants' Reports on Pro Forma Financial Information in Investment Circulars” issued by the HKICPA. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted consolidated balance sheet of the Group as at 30 September 2006, unadjusted consolidated income statement and unadjusted consolidated cash flow statement of the Group for the nine months ended 30 September 2006 with the financial information of the Group as at and for the nine months ended 30 September 2006 as set out in Appendix I of this Circular, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Financial Information with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to rule 4.29(1) of the Listing Rules.

Our work has not been carried out in accordance with auditing standards or other standards and practices generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

The Unaudited Pro Forma Financial Information is for illustrative purposes only, based on the judgements and assumptions of the directors of the Company, and because of its hypothetical nature, it does not provide any assurance or indication that any event will take place in the future and may not be indicative of:

•	the financial position of the Group as at 30 September 2006 or any future date, or

•	the results and cash flows of the Group for the nine months ended 30 September 2006 or any future period.

Opinion

In our opinion:

(a)	the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated;

(b)	such basis is consistent with the accounting policies of the Group; and

(c)	the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to rule 4.29(1) of the Listing Rules.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 21 February 2007

APPENDIX III	ADDITIONAL FINANCIAL INFORMATION ON THE GROUP

A.	INDEBTEDNESS

Borrowings

At the close of business on 5 January 2007, being the latest practicable date for the purpose of this statement of indebtedness prior to the printing of this Circular, the Group had total borrowings as follows:

As at 5 January 2007
HK$ millions
Current
Bank loans	12,935
Other loans	3,309

16,244

Non-current
Bank loans	16,406
Other loans	3,209
Notes and debentures	3,666

23,281

Total borrowings	39,525

The maturity of borrowings is as follows:
As at 5 January 2007
HK$ millions
Bank loans
Repayable within 5 years	29,341
Other loans
Repayable within 5 years	6,503
Not wholly repayable within 5 years	15
Notes and debentures
Not wholly repayable within 5 years	3,666

Total borrowings	39,525

– III-1 –

A.	INDEBTEDNESS (continued)

Borrowings (continued)

The non-current borrowings are repayable as follows:

As at 5 January 2007
HK$ millions
Bank loans
After 1 year, but within 2 years	15,047
After 2 years, but within 5 years	1,359
Other loans
After 1 year, but within 2 years	1,420
After 2 years, but within 5 years	1,784
After 5 years	5
Notes and debentures
After 2 years, but within 5 years	3,360
After 5 years	306

23,281

Included in the other loans are obligations under finance lease repayable as follows:

As at 5 January 2007
HK$ millions
Finance lease obligations - minimum lease payments:
Not later than 1 year	15
After 1 year, but within 2 years	564
After 2 years, but within 5 years	14

593
Future finance charges on finance lease obligations	(8)

585

The present value of finance lease obligations is as follows:
Not later than 1 year	13
After 1 year, but within 2 years	562
After 2 years, but within 5 years	10

585

– III-2 –

Borrowings (continued)

The Group’s outstanding borrowings are denominated in the following currencies:

As at 5 January 2007
HK$ millions
Hong Kong dollars	5,315
New Israeli Shekel	4,212
Indian Rupees	14,727
Thai Baht	1,999
Japanese Yen	6,599
US dollars	6,673

39,525

The Group’s borrowings, including interest rates and maturities, are summarised as follows:

	Maturity Date	As at 5 January 2007
		HK$ millions
Secured bank loans
Fixed, 7% - 7.70% per annum	2007 - 2008	6,281
Variable, 4.78% - 9.50% per annum	2007 - 2011	12,140
Unsecured bank loans
Fixed, 8.92% - 9.05% per annum	2007	791
Variable, 1.19% - 8.0% per annum	2007 - 2010	10,129
Other secured loans
Finance lease obligations	2007 - 2015	585
Fixed, 7.70% - 9.77% per annum	2007	2,878
Variable, 6.72% - 10.39% per annum	2007 - 2009	3,040
Other unsecured loans
Fixed, 7.5% per annum	2014	12
Variable, 7.37% per annum	2009	3
Notes and debentures
Variable, 4.25% per annum	2012	3,666

Total borrowings		39,525
Less: total borrowings repayable within twelve months		(16,244)

Total non-current borrowings		23,281

– III-3 –

Borrowings (continued)

As at 5 January 2007, total borrowings of HK$8,089 million are guaranteed by Hutchison Whampoa Limited (“HWL”) and other related companies. Under the terms of a credit support agreement between the Company and HWL, the Company will pay a guarantee fee charged at normal commercial rates and will provide a counter-indemnity in favour of HWL and other related companies in respect of guarantees provided by them for so long as they are not discharged.

As at 5 January 2007, fixed assets and current assets of certain subsidiaries amounting to HK$24,447 million and HK$28,788 million, respectively, were used as collateral for certain of the borrowings. The finance leases were secured by the respective underlying assets. The current portion of borrowings of the Group as at 5 January 2007 is secured to the extent of HK$7,046 million. The non-current portion of borrowings of the Group as at 5 January 2007 is secured to the extent of HK$17,878 million. The total secured bank borrowings were HK$18,421 million.

Contingent liabilities

As at 5 January 2007, the Group had contingent liabilities in respect of the following:

(a)	performance guarantees amounting to approximately HK$319 million.

(b)	a claim against the Group's subsidiaries in Israel, together with a motion to certify this claim as a class action, alleging a variety of consumer complaints. The claim to date amount to approximately HK$1,003 million. At this stage, and until the claim is recognised as a class action, the Group and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made. In addition, the Group and its legal counsel are of the opinion that even if the request to recognise this claim as a class action is granted, and even if the plaintiff's arguments are accepted, the outcome of the claim will likely be significantly lower than the abovementioned amount.

(c)	claims against the Group's subsidiaries in India in respect of certain taxes (income tax, service tax and Central Excise), duties and other demands under adjudication, dispute and/or appeal. The claims to date amount to approximately HK$255 million. The Group and its legal counsel are vigorously defending all claims. No amounts have been recognised in respect of the contingent liabilities as it is expected that the Group will meet the requisite performance criteria and will be successful in its defence against the claims.

Disclaimer

Save as aforesaid and apart from inter-group liabilities, the Group did not have any debt securities, any other outstanding loan capital, any other borrowings or indebtedness in the nature of borrowings, including bank overdrafts and liabilities under acceptance (other than normal trade bills) or other similar indebtedness, debentures, mortgages, charges, loans, acceptance credits, hire purchase commitments, guarantees or other material contingent liabilities at the close of business on 5 January 2007.

For the purpose of the above statement of indebtedness, foreign currency amounts have been translated into Hong Kong dollars at the rates of exchange prevailing at the close of business on 5 January 2007.

– III-4 –

B.	WORKING CAPITAL

Taking into account financial resources available to the Group, including internally generated funds, available banking facilities and the estimated net proceeds from the Transaction, the Directors are of the opinion that the Group will have sufficient working capital for its present requirements, that is for at least the next twelve months from the date of this Circular.

C.	FINANCIAL AND TRADING PROSPECTS

On completion of the Transaction, the Group will cease to be engaged in mobile telecommunications and related businesses in India. The Group will continue to engage in mobile telecommunications and related businesses in Hong Kong and Macau, Israel, Thailand, Indonesia, Vietnam, Sri Lanka and Ghana. The Group will also continue to have a fixed-line telecommunications business in Hong Kong.

D.	NO MATERIAL ADVERSE CHANGE

The Directors confirm that they have conducted sufficient due diligence to ensure that from 30 September 2006 to the date of this circular, there has been no material adverse change in the financial position or prospects of the Group and that there is no event since 30 September 2006 which would materially affect the information shown in the Accountants' Report.

E.	FURTHER FINANCIAL INFORMATION ON THE REMAINING GROUP

(i)	Liquidity and financial resources of the Remaining Group

Assuming that the Transaction had taken place on 30 September 2006, the capital and reserves attributable to equity holders of the Remaining Group, including the profit generated during the nine months ended 30 September 2006 and the gain (net of estimated expenses) from the Transaction would be approximately HK$92,329 million.

The net cash of the Remaining Group would be approximately HK$63,724 million, comprising the cash and cash equivalent of approximately HK$86,934 million and borrowings of approximately HK$23,210 million, as follows:

	As at 30 September 2006
	Total debts	Cash and cash equivalents	Net debt/ (cash)
	HK$ millions	HK$ millions	HK$ millions
Hong Kong and Macau:
Mobile telecommunications	4,177	150	4,027
Fixed-line telecommunications	89	206	(117)
Israel	4,258	9	4,249
Thailand	8,435	33	8,402
Others	6,251	86,536	(80,285)

	23,210	86,934	(63,724)

– III-5 –

(i)	Liquidity and financial resources of the Remaining Group (continued)

The Remaining Group's borrowings at 30 September 2006 are denominated and repayable as follows:

	HK$	THB	JPY	USD	NIS	Total
Within 1 year	0.3%	28.9%	6.9%	0.2%	0.3%	36.6%
In year 2	15.6%	—	—	0.2%	1.3%	17.1%
In year 3	7.4%	—	—	22.1%	1.0%	30.5%
In year 4	—	—	—	0.1%	1.3%	1.4%
In year 5	—	—	—	—	5.2%	5.2%
Beyond 5 years	—	—	—	—	9.2%	9.2%

	23.3%	28.9%	6.9%	22.6%	18.3%	100.0%

The Remaining Group’s gearing ratio as at 30 September 2006 would be approximately 0.25, which was calculated based on the Remaining Group's borrowings and the capital and reserves attributable to equity holders of the Remaining Group.

The Remaining Group is exposed to market risk from changes in interest rates and currency exchange rates. Interest rate risk exists principally with respect to the Remaining Group's financial liabilities bearing interest at floating rates. Interest rate risk also exists with respect to the fair value of fixed rate financial assets and liabilities. Exchange rate risk exists with respect to the Remaining Group's financial assets and liabilities denominated in currencies other than Hong Kong dollars. The Remaining Group is also subject to exchange rate risks with respect to its operations and investments outside Hong Kong. The Remaining Group manages these risks by a variety of methods, including the use of a number of derivative financial instruments such as cross currency and interest rate swap contracts. All transactions in derivative financial instruments are undertaken for risk management purposes only. No instruments are held by the Remaining Group for trading or speculative purposes.

As at 30 September 2006, the Remaining Group has currency swap arrangements with banks to swap the Japanese Yen borrowings of JPY24,195 million or HK$1,858 million and US dollar borrowings of US$17 million or HK$151 million into Thai Baht borrowings to match currency exposure of the underlying business.

As at 30 September 2006, total borrowings of HK$7,891 million are guaranteed by HWL and other related companies. Under the terms of a credit support agreement between the Company and HWL, the Company will pay a guarantee fee charged at normal commercial rates and will provide a counter-indemnity in favour of HWL and other related companies in respect of guarantees provided by them for so long as they are not discharged.

As at 30 September 2006, fixed assets and current assets of certain subsidiaries of the Remaining Group amounting to HK$12,802 million and HK$7,574 million, respectively were used as collateral for certain of the borrowings. The current portion of borrowings of the Remaining Group is secured to the extent of HK$61 million. The non-current portion of borrowings of the Remaining Group is secured to the extent of HK$14,601 million.

– III-6 –

(ii)	Contingent liabilities of the Remaining Group

As at 30 September 2006, the Remaining Group had contingent liabilities in respect of the following:

(a)	performance guarantees amounting to approximately HK$351 million.

(b)	a claim against the Remaining Group's subsidiaries in Israel, together with a motion to certify this claim as a class action, alleging a variety of consumer complaints. The claim to date amounts to approximately HK$981 million. At this stage, and until the claim is recognised as a class action, the Remaining Group and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made. In addition, the Remaining Group and its legal counsel are of the opinion that even if the request to recognise this claim as a class action is granted, and even if the plaintiff's arguments are accepted, the outcome of the claim will likely be significantly lower than the abovementioned amount.

(iii)	Capital structure of the Remaining Group

There was no change in the capital structure of the Remaining Group during the nine months ended 30 September 2006. No option had been granted during the period. All the 62,217 thousands share options outstanding as at 30 September 2006 will expire on 7 August 2015.

During the nine months ended 30 September 2006, neither the Company nor any of its subsidiaries has purchased or sold any of the Company's listed securities. In addition, the Company has not redeemed any of its listed securities during the period.

(iv)	Acquisition or disposal of subsidiaries or associates

There was no significant acquisition or disposal of subsidiaries or associates during the nine months ended 30 September 2006.

(v)	Segmental information

A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments. Segmental information is provided on the basis of primary geographical regions which is the basis on which the Remaining Group manages its world-wide interests. The Hong Kong and Macau region is further subdivided into mobile telecommunications and fixed-line telecommunications business segments. Management of the Remaining Group measures the performance of its segments based upon operating profit.

– III-7 –

(vi)	Staff

At the end of September 2006, the Remaining Group‘s team of worldwide staff stood at over 8,000.

In meeting its objectives, the Remaining Group seeks to attract talented individuals who will contribute to the Remaining Group‘s businesses around the world. At the same time, its commitment to rapid growth and cutting-edge technology means that staff are able to gain exposure to the latest technology and evolving market conditions while enjoying ample opportunities for personal growth and development. The Remaining Group also promotes the sharing of cross-cultural experiences to build a diverse ethnic and cultural workforce. In addition to growing with the Remaining Group, staff also have the opportunity to extend their knowledge beyond local boundaries and gain exposure to global services and practices.

The salary and benefit levels of the Remaining Group‘s employees are kept at a competitive level and employees are rewarded on a performance related basis within the general framework of the Remaining Group‘s salary and bonus system, which is designed by reference to the salaries paid by comparable companies, responsibilities of the relevant employees and employment conditions elsewhere in the Remaining Group, and is reviewed annually. The Company and certain of its subsidiaries offer equity-linked compensation elements appropriate to their market. A wide range of benefits including medical coverage, provident funds, retirement plans and long service awards are also provided to employees.

The Remaining Group is also aware of the value of maintaining staff satisfaction. With over 20 years‘ of experience and a focus on staff development, it has been able to cultivate an excellent staff morale and motivation, resulting in the Remaining Group‘s ability to maintain its impressive performance.

– III-8 –

APPENDIX IV	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.	LITIGATION

As at the Latest Practicable Date and save as disclosed below, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and, so far as the Directors are aware, no litigation or claims of material importance is pending or threatened against the Company or any of its subsidiaries.

India

The sales tax authorities of each of the state governments where the Group operates in India have instituted proceedings (or are in the process of completing their assessments with a view to doing so) against the Group, claiming that sales taxes are payable in respect of revenues earned from airtime, activation fees and/or monthly subscription fees. The claims to date amount to approximately HK$130 million. The Group has been successful in obtaining Court orders restraining any further action by the sales tax authorities pending a final ruling on this matter by the Supreme Court of India. The Supreme Court of India has issued a ruling on similar claims in favour of other telecommunication operators and the Group considers that the sales authorities’ claims are without foundation. The Group is now proceeding to have all such claims dismissed on the basis of the Supreme Court’s ruling. No provision has been made as it is expected that the Group will be successful in its action for dismissal.

On 23 December 2005, Hutchison Essar entered into a share purchase agreement (the “BPL Mumbai Share Purchase Agreement”) with BPL Communications Limited, Capital Global Limited and Essar Teleholdings Limited (“ETH”) (together, the “BPL Mumbai Vendors”) to acquire 99.998% of the issued share capital of BPL Mobile Communications Limited (“BPL Mumbai”), a licensee for GSM mobile services in the telecommunications license area of Mumbai, India. The parties subsequently agreed to extend the date for satisfaction or waiver of all relevant conditions precedent to the completion of the BPL Mumbai acquisition (“BPL Completion”) from 30 June 2006 to 31 July 2006. On 31 July 2006, Hutchison Essar issued a notice to the BPL Mumbai Vendors notifying them that all conditions precedent to BPL Completion had been fulfilled and satisfied or waived for the purposes of BPL Completion and called upon the BPL Mumbai Vendors to undertake BPL Completion on 31 July 2006. Hutchison Essar had already paid approximately INR16 billion (approximately HK$2,832 million) to the BPL Mumbai Vendors, representing substantially all of the consideration for BPL Mumbai. The BPL Mumbai Vendors failed to undertake BPL Completion and on 1 August 2006, each of the BPL Mumbai Vendors issued a notice to Hutchison Essar purporting to terminate the BPL Mumbai Share Purchase Agreement. Hutchison Essar subsequently obtained an injunction restraining the BPL Mumbai Vendors from selling or otherwise dealing in the shares of BPL Mumbai until four weeks after constitution of an arbitration panel. The arbitral panel was constituted as of 5 February 2007. Hutchison Essar considers the BPL Mumbai Vendors to be under an obligation to undertake BPL Completion and the attempt to terminate the

BPL Mumbai Share Purchase Agreement to be wrongful. Hutchison Essar is taking all necessary steps and action to pursue BPL Completion in accordance with the terms of the BPL Mumbai Share Purchase Agreement.

3.	DIRECTORS’ INTERESTS AND SHORT POSITIONS IN THE SHARE CAPITAL OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which had been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which were required to be and were recorded in the register required to be kept pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules adopted by the Company (the “Model Code”) were as follows:

(I)	Interests and short positions in the Shares, underlying shares and debentures of the Company

Long positions in the Shares/underlying shares of the Company

Name of Director/ Alternate Director	Capacity	Nature of interests	Number of Shares held	Number of underlying shares held	Approximate % of shareholding

Fok Kin-ning, Canning	Interest of a controlled corporation	Corporate interest	1,202,380 (Note 1)	—	0.0252%

Frank John Sixt	Beneficial owner	Personal interest	—	255,000 (Note 2)	0.0054%

Naguib Sawiris	Beneficiary of a trust	Other interest	917,759,172 (Note 3)	—	19.26%

Dennis Pok Man Lui	Beneficial owner	Personal interest	100,000	—	0.0021%

John W. Stanton	Interest held jointly with spouse	Other interest	—	105,000 (Note 4)	0.0022%

Chow Woo Mo Fong, Susan	Beneficial owner	Personal interest	250,000	—	0.0052%

Chan Ting Yu	Beneficial owner	Personal interest	100,000	—	0.0021%

Notes:

1.	Such Shares were held by a company which is equally controlled by Mr. Fok Kin-ning, Canning and his spouse.
2.	17,000 ADSs (each representing 15 Shares) were held by Mr. Frank John Sixt.

3.	Such Shares were held by a wholly owned subsidiary of Orascom Telecom Holding S.A.E. (“OTH”) which is an indirect non wholly owned subsidiary of February Private Trust Company Limited (“FPT”), which in turn is the trustee of a discretionary trust (“DT”) whose founder is Mr. Nassef Onsi Naguib Sawiris. Mr. Naguib Sawiris, his spouse and children are beneficiaries of the DT. Please also see Note 11 to Section 4 below.
4.	7,000 ADSs (each representing 15 Shares) were held jointly by Mr. John W. Stanton and his spouse.

(II)	Interests and short positions in the shares, underlying shares and debentures of the associated corporations of the Company

Long positions in the shares of the associated corporation of the Company

As at the Latest Practicable Date, Mr. Fok Kin-ning, Canning held corporate interests in 225,000 American Depositary Shares (each representing one ordinary share), representing approximately 0.144% of the then issued share capital, in Partner Communications Company Ltd. through a company which is equally controlled by Mr. Fok and his spouse.

(III)	Directors’ rights to acquire Shares

As at the Latest Practicable Date, the Directors’ interests in the share options granted pursuant to the Share Option Scheme to subscribe for Shares which remain outstanding are summarised below:

Name of Director/ Alternate Director	Date of grant of share options(1)	Number of share options held as at the Latest Practicable Date	Exercise period of share options	Exercise price of share options(2) HK$
Dennis Pok Man Lui	8.8.2005	13,500,000	8.8.2006 to 7.8.2015	8.70
Tim Pennington	8.8.2005	5,000,000	8.8.2006 to 7.8.2015	8.70
Chan Ting Yu	8.8.2005	5,000,000	8.8.2006 to 7.8.2015	8.70
Woo Chiu Man, Cliff	8.8.2005	3,500,000	8.8.2006 to 7.8.2015	8.70

Total		27,000,000

Notes:

(1)	The share options will be vested according to a schedule, namely, as to as close to 1/3 of the Shares which are subject to the share options as possible by each of the three anniversaries of the date of offer of the share options and provided that for the vesting to occur the grantee has to remain an Eligible Participant (as defined in the Share Option Scheme) on such vesting date.
(2)	The exercise price of the share options is subject to adjustment, in accordance with the provisions of the Share Option Scheme, in the event of an alteration in the capital structure of the Company.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executive of the Company and their respective associates had any interest or short position in the Shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which had to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she was taken or deemed to have under such provisions of the SFO) or which were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein or which were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

Certain Directors held qualifying shares in certain subsidiaries of the Company on trust for other subsidiaries.

4.	INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS DISCLOSEABLE UNDER THE SFO

So far as is known to any Directors or chief executive of the Company, as at the Latest Practicable Date, other than the interests and short positions of the Directors or chief executive of the Company as disclosed above, the following persons had interest or short positions in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO or as otherwise notified to the Company and the Stock Exchange:

(I)	Interests and short positions of substantial shareholders in the Shares and underlying shares of the Company

Long positions in the Shares

Name		Capacity	Number of Shares held	Approximate % of shareholding
Hutchison Telecommunications Investment Holdings Limited (“HTIHL”)	(i)	Beneficial owner	2,178,903,076 (Note 1)
	(ii)	Interest of a controlled corporation	187,966,653 (Note 1)	49.66%

Hutchison Telecommunications Limited (“HTL”)		Interest of controlled corporations	2,366,869,729 (Note 1)	49.66%

Hutchison International Limited (“HIL”)		Interest of controlled corporations	2,366,869,729 (Note 1)	49.66%

Hutchison Whampoa Limited (“HWL”)		Interest of controlled corporations	2,366,869,729 (Note 1)	49.66%

Cheung Kong (Holdings) Limited (“CKH”)		Interest of controlled corporations	2,418,962,316 (Note 2)	50.75%

Li Ka-Shing Unity Trustee Company Limited (“TUT1”)		Trustee	2,418,962,316 (Note 3)	50.75%

Li Ka-Shing Unity Trustee Corporation Limited (“TDT1”)		Trustee and beneficiary of a trust	2,418,962,316 (Note 4)	50.75%

Li Ka-Shing Unity Trustcorp Limited (“TDT2”)		Trustee and beneficiary of a trust	2,418,962,316 (Note 4)	50.75%

Name		Capacity	Number of Shares held	Approximate % of shareholding
Li Ka-shing (“Mr. Li”)	(i)	Founder of discretionary trusts and interest of controlled corporations	2,419,115,596 (Note 5)
	(ii)	Interest of controlled corporations	27,513,355 (Note 6)	51.34%

Orascom Telecom Eurasia Limited (“OTE”)		Beneficial owner	917,759,172 (Note 7)	19.26%

OTH		Interest of a controlled corporation	917,759,172 (Note 7)	19.26%

Weather Capital Sarl (“WCS”)		Interest of controlled corporations	917,759,172 (Note 7)	19.26%

Weather Investments S.p.A. (“WIS”)		Interest of controlled corporations	917,759,172 (Note 7)	19.26%

Weather Investments II Sarl (“WI II”)		Interest of controlled corporations	917,759,172 (Note 7)	19.26%

April Holding (“AH”)		Interest of controlled corporations	917,759,172 (Note 7)	19.26%

FPT		Interest of controlled corporations and trustee	917,759,172 (Note 8)	19.26%

Mr. Nassef Onsi Naguib Sawiris		Founder of a discretionary trust	917,759,172 (Note 9)	19.26%

(II)	Interests and short positions of other person in the Shares and underlying shares of the Company

Long positions in the Shares

Name		Capacity	Number of Shares held	Approximate % of shareholding
JPMorgan Chase & Co. (“JCC”)	(i)	Beneficial owner	1,229,053
	(ii)	Investment manager	159,861,000
	(iii)	Approved lending agent	124,317,800 (Note 10)	5.99%

Notes:

1.	HTIHL is a direct wholly owned subsidiary of HTL, which in turn is a direct wholly owned subsidiary of HIL, which in turn is a direct wholly owned subsidiary of HWL. By virtue of the SFO, HWL, HIL and HTL are deemed to be interested in the 2,178,903,076 Shares and 187,966,653 Shares held respectively by HTIHL and a wholly owned subsidiary of HTIHL. Please also see Note 11 below.
2.	Certain subsidiary companies of CKH together hold one third or more of the issued share capital of HWL. By virtue of the above, CKH is therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL or HTL is taken as interested as a substantial shareholder of the Company under the SFO. CKH is also interested in the share capital of the Company through certain wholly owned subsidiary companies of CKH. Please also see Note 11 below.

3.	TUT1, as trustee of The Li Ka-Shing Unity Trust (“UT1”), together with certain companies which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one third or more of the voting power at their general meetings (“related companies”), hold more than one third of the issued share capital of CKH. By virtue of the above and the interest of TUT1 as trustee of UT1 and its related companies in the shares of CKH, TUT1 as trustee of UT1 is therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL or HTL is taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly owned subsidiary companies) as a substantial shareholder of the Company under the SFO. Please also see Note 11 below.
4.	Each of TDT1 as trustee of a discretionary trust (“DT1”) and TDT2 as trustee of another discretionary trust (“DT2”) holds units in UT1. By virtue of the above and its interest of holding units in UT1, each of TDT1 as trustee of DT1 and TDT2 as trustee of DT2 is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL or HTL is taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly owned subsidiary companies) as a substantial shareholder of the Company under the SFO. Please also see Note 11 below.
5.	Mr. Li is the settlor of each of DT1 and DT2 and may be regarded as a founder of each of DT1 and DT2 for the purpose of the SFO. Mr. Li is also interested in one third of the entire issued share capital of a company owning the entire issued share capital of TUT1, TDT1 and TDT2. By virtue of the above and as a director of CKH, Mr. Li is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL or HTL is taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly owned subsidiary companies) as a substantial shareholder of the Company under the SFO. Please also see Note 11 below.
6.	Such shares are held by companies of which Mr. Li is interested in the entire issued share capital.
7.	OTE is a direct wholly owned subsidiary of OTH, which in turn is a non wholly owned subsidiary of WCS, which in turn is a wholly owned subsidiary of WIS, which in turn is a non wholly owned subsidiary of WI II, which in turn is a non wholly owned subsidiary of AH. Please also see Note 11 below.
8.	AH is a wholly owned subsidiary of FPT. By virtue of the SFO, FPT, as trustee of a discretionary trust (“DT”), is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which OTE is taken to be interested as a substantial shareholder of the Company under the SFO. Please also see Note 11 below.
9.	Mr. Nassef Onsi Naguib Sawiris is the founder of the DT and is taken to have a duty of disclosure in relation to the Shares under the SFO. He is also deemed to be interested in the Shares in which the DT is taken to have a duty of disclosure under the SFO. Please also see Note 11 below.
10.	Certain subsidiary companies of JCC and JCC together hold 5% or more of the issued share capital of the Company. By virtue of the SFO, JCC is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company.
11.	According to the disclosures made to the Company pursuant to and solely for the purposes of the SFO, each of Mr. Li, CKH, TUT1, TDT1, TDT2, HTIHL, HTL, HIL and HWL appeared to be taken as being interested in the 917,759,172 Shares beneficially owned by OTE and controlled exclusively by OTE and OTH, and each of Mr. Naguib Sawiris, OTH, OTE, WCS, WI II, FPT and Mr. Nassef Onsi Naguib Sawiris appeared to be taken as being interested in the 2,366,869,729 Shares beneficially owned by HTIHL (and its controlled corporation) and controlled exclusively by HWL, HIL, HTL and HTIHL, all as a result of the application of Sections 317 and 318 of the SFO by virtue of HWL, HTIHL, OTH and OTE being parties to a shareholders’ agreement dated 21 December 2005 that imposes obligations or restrictions on any party with respect to their use, retention or disposal of their Shares even though no Shares have been acquired in pursuance of that agreement.

Save as disclosed above, as at the Latest Practicable Date, there was no other person (other than the Directors or chief executive of the Company) who had an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO or as otherwise notified to the Company and the Stock Exchange.

5.	DIRECTORS’ SERVICE CONTRACTS

None of the Directors has, or is proposed to have, a service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without compensation (other than statutory compensation)).

6.	DIRECTORS’ INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, the following Directors and their respective associates had interests in the following business (apart from the Company’s businesses) conducted through the companies named below, their subsidiaries, associated companies or other investment forms which are considered to compete or be likely to complete, either directly or indirectly, with the principal businesses of the Company required to be disclosed pursuant to Listing Rule 8.10:

Name of Director/ Alternate Director	Name of Company	Nature of Competing Business	Interest in the Competing Business
Naguib Sawiris	Orascom Telecom Holding S.A.E.	Mobile network operator in the Middle East, Africa and South Asia	Indirect Shareholder and Director (Chairman & CEO)

	Orascom Telecom Algeria S.p.A.	Provision of mobile telecommunications services in Algeria	Director (Chairman)

	Pakistan Mobile Communications Limited	Provision of mobile telecommunications services in Pakistan	Director (Chairman)

	Egyptian Company for Mobile Services S.A.E.	Provision of mobile telecommunications services in Egypt	Director (Chairman)

	Sheba Telecom (Pvt) Limited	Provision of mobile telecommunications services in Bangladesh	Director

	Orascom Telecom Iraq Corp.	Provision of mobile telecommunications services in Iraq	Director

	Consortium Algerian de Telecommunication S.p.A.	Provision of fixed-line telecommunications services in Algeria	Director

	Wind Telecommunicazioni S.p.A.	Provision of mobile and fixed-line telecommunications services in Italy	Indirect Shareholder and Director (Chairman)

Name of Director/ Alternate Director	Name of Company	Nature of Competing Business	Interest in the Competing Business
Aldo Mareuse	Orascom Telecom Algeria “Djezzy”	GSM operation in Algeria	Non-executive Director

	Orascom Telecom Tunisia “Tunisiana”	GSM operation in Tunisia	Non-executive Director

	Pakistan Mobile Communications Ltd. “Mobilink”	GSM operation in Pakistan	Non-executive Director

	Wind Telecommunicazioni S.p.A.	GSM operation in Italy	Non-executive Director

	Egyptian Company Mobile Services	GSM operation in Egypt	Non-executive Director

Ragy Soliman	Orascom Telecom Algeria S.p.A	Provision of mobile telecommunications services in Algeria	Director

	Pakistan Mobile Communications Limited	Provision of mobile telecommunications services in Pakistan	Director

	Sheba Telecom (Pvt) Limited	Provision of mobile telecommunications services in Bangladesh	Director

	Orascom Telecom Tunisia	Provision of mobile telecommunications services in Tunisia	Director

	Wind Telecommunicazioni S.p.A.	Provision of mobile telecommunications services in Italy	Director

	Weather Investments S.p.A.	Holding company of certain telecom assets	Director

As the Board is independent of the boards of the above entities, the Group has therefore been capable of carrying on its businesses independently of, and at arm’s length from, the above businesses.

As at the Latest Practicable Date, Messrs. Fok Kin-ning, Canning and Frank John Sixt, both being Non-executive Directors, and Mrs. Chow Woo Mo Fong, Susan, being an Alternate Director, were executive directors of HWL and certain of HWL’s subsidiaries which were engaged in telecommunications businesses. Mr. Dennis Pok Man Lui was also a non-executive director of a subsidiary of HWL in Argentina.

The non-competition agreement entered into by the Company and HWL on 24 September 2004 maintained a clear geographical delineation, underpinned by the regulatory regime, of the two groups’ respective businesses ensuring there would be no competition between them. The exclusive territory of the HWL Group comprised the member countries of the European Union (prior to its enlargement in 2004), the Vatican City, the Republic of San Marino, the Channel Islands, Monaco, Switzerland, Norway, Greenland, Liechtenstein, Australia, New Zealand, the United States of America, Canada and, unless and until such time as the Group exercises its option to acquire HWL group’s interest in Hutchison Telecommunications Argentina S.A., Argentina. The exclusive territory of the Group comprised all the remaining countries of the world. There is no single country in which both groups have competing operations.

Save as disclosed above, none of the Directors and their respective associates has an interest in any business which competes or is likely to compete, either directly or indirectly, with the principal businesses of the Company.

7.	DIRECTORS’ INTEREST IN ASSETS AND CONTRACTS

None of the Directors has any interest, direct or indirect, in any assets which have, since 30 September 2006, being the date of the latest published audited accounts of the Group, been acquired or disposed of or by or leased to any member of the Group or are proposed to be acquired or disposed of by or leased to any member of the Group.

None of the Directors was materially interested in any contract which was subsisting as at the Latest Practicable Date and which was significant in relation to the business of the Group taken as a whole.

8.	MATERIAL CONTRACTS

The following material contracts (not being contracts entered into in the ordinary course of business) have been entered into by the Group within the two years immediately preceding the date of this circular:

(a)	Restatement of the Relationship Agreement, dated 20 April 2005, made amongst Advent Investments Pte Ltd, Matav Cable Systems Media Ltd., Matav Investments Ltd., Elbit Ltd., Eurocomm Communications Ltd., Polar Communications Ltd., Tapuz Cellular Systems Ltd., and Hutchison Telecommunications International (Netherlands) B.V. setting out the rights and obligations of certain shareholders of Partner Communications Company Ltd.;

(b)	Amendment to the Agreement for the Sale and Purchase of Shares of PT. Hutchison CP Telecommunications, dated 28 April 2005, made amongst Hutchison Telecommunications International (Netherlands) B.V., Young Crown Mobile Ltd, PT Asia Mobile and Asia Telecommunication Technology Ltd.;

(c)	Shareholders’ Agreement, dated 27 July 2005, made amongst PT Asia Mobile, Asia Telecommunication Technology Ltd., CAC Holdings (Netherlands) B.V. and PT. Hutchison CP Telecommunications;

(d)	Amended and Restated Registration Rights Agreement, dated 21 December 2005, made amongst the Company, HTIHL, CKH and OTE, under which registration rights were granted to OTE with respect to Shares that it had purchased from HTIHL;

(e)	Side letter, dated 26 April 2006, entered into between HIL and the Company relating to the IPR Framework Agreement dated 24 September 2004;

(f)	Call Option Agreement, dated 29 June 2005, made amongst Jaykay Finholding (India) Private Limited and Usha Martin Telematics Limited, collectively as grantors, and ETH, as grantee, under which the parties agreed to (i) equate the additional stake in Hutchison Essar that is subject to an option granted by Usha Martin Telematics Limited to ETH to approximately 3.43% of the issued share capital of Hutchison Essar and the strike price to equate to approximately INR2,670 million and (ii) equate the stake in Hutchison Essar that is subject to an option granted by Jaykay Finholding (India) Private Limited to ETH to approximately 0.57% of the issued share capital of Hutchison Essar and the strike price to equate to approximately INR53 million (both of these options were exercised and completed in 2005);

(g)	Supplemental ETH Pass Through Agreement, dated 30 June 2005, made between HWL and Hutchison Telecom (BVI) Limited to the ETH Pass Through Agreement dated 24 September 2004 as supplemented by a supplemental ETH Pass Through Agreement effective 30 December 2004, pursuant to which the indemnity granted in favour of HWL against claims and liabilities of HWL in connection with the provision by HWL of any credit support for loans to ETH was extended to cover any claims and liabilities against HWL arising from the guarantee dated 30 December 2004 issued by HWL in respect the obligations of ETH under a standby letter of credit facility agreement dated 27 December 2004;

(h)	Co-operation Agreement, dated 21 December 2005, made between the Company and OTH, pursuant to which the parties have agreed to cooperate at all levels and make appropriate management team resources from their respective organisations to achieve commercial, operational and technological synergies;

(i)	Share Purchase Agreement, dated 27 January 2006, made between Hutchison Call Centre Holdings Limited and CGP for the acquisition by CGP of the entire issued share capital of Hutchison Tele-Services (India) Holdings Limited for a consideration of approximately US$14.2 million;

(j)	Amendment Agreement, dated 7 September 2006, to the Share Purchase Agreement dated 27 January 2006, made amongst Hutchison Call Centre Holdings Limited, CGP and 3 Global Services Private Limited, under which put and call options relating to the shares of Hutchison Tele-Services (India) Holdings Limited were replaced with put and call options relating to the call centre business of 3 Global Services Private Limited;

(k)	Supplemental Agreement, dated 29 August 2006, to the Guarantee Fee Agreement dated 27 September 2004, between HWL and the Company;

(l)	Services Agreement, dated 30 November 2006, between HIL and the Company for the sharing of IT services;

(m)	3G Cost Sharing Agreement, dated 12 December 2006, made amongst Hutchison Whampoa 3G IP S.à r.l., Hutchison Whampoa 3G Procurement S.à r.l., Hutchison Whampoa 3G Content S.à r.l., Hutchison 3G Enterprises S.à r.l., the Company and PT. Hutchison CP Telecommunications;

(n)	Sale and Purchase Agreement, dated 31 July 2006, between Hutchison Global Communications Holdings Limited as vendor and Hutchison E-Commerce International Limited as purchaser for the sale and purchase of the entire issued share capital of Vanda IT Solutions & Systems Management Limited and all loans advanced up to 30 June 2006 by the vendor for an aggregate consideration of HK$105 million;

(o)	the material contracts referred to in the circulars to Shareholders dated 25 February 2005, 31 March 2005, 18 October 2005, 23 March 2006 and 24 July 2006; and

(p)	the Agreement.

9.	PROCEDURE FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to the Articles of Association of the Company, a poll may be demanded in relation to any resolution put to the vote of any general meeting before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll:

(a)	by the chairman of the meeting; or

(b)	by at least five Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(c)	by a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or

(d)	by a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

10.	EXPERTS AND CONSENTS

(1)	The following are the qualifications of the expert who has given reports which are contained in this circular:

Name	Qualification
PricewaterhouseCoopers	Certified Public Accountants

(2)	As at the Latest Practicable Date, PricewaterhouseCoopers did not have any direct or indirect shareholding in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for shares in any member of the Group.

(3)	PricewaterhouseCoopers has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its reports and reference to its name in the form and context in which it is included.

(4)	The reports given by PricewaterhouseCoopers are given as of the date of this circular for incorporation herein.

11.	QUALIFICATIONS OF COMPANY SECRETARY AND QUALIFIED ACCOUNTANT

The Company Secretary of the Company is Ms. Edith Shih. Ms. Shih holds a Bachelor of Science degree in Education and a Master of Arts degree from the University of Philippines, a Master of Arts degree and a Master of Education degree from Columbia University, New York. Ms. Shih is a qualified solicitor in Hong Kong, England and Wales and Victoria, Australia and is a Fellow of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

The Qualified Accountant of the Company is Mr. Nicky Chi Hung Lee. Mr. Lee is a certified public accountant in Hong Kong and is an Associate of the Institute of Chartered Accountants in England and Wales. Mr. Lee acquired a Bachelor of Arts degree in Accountancy from the Hong Kong Polytechnic University.

12.	REGISTERED OFFICE, HEAD OFFICE, PRINCIPAL PLACE OF BUSINESS AND TRANSFER OFFICE OF THE COMPANY

Registered office:	Cricket Square
Hutchins Drive
P.O. Box 2681
Grand Cayman KY1-1111
Cayman Islands

Head office and principal place of business:	22nd Floor Hutchison House
10 Harcourt Road
Hong Kong

Principal share registrar and transfer office:	Butterfield Fund Services (Cayman) Limited Butterfield House
68 Fort Street
P.O. Box 705
George Town
Grand Cayman
British West Indies

Hong Kong branch share registrar and transfer office:	Computershare Hong Kong Investor Services Limited Rooms 1712 - 1716
17th Floor
Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong

13.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection by Shareholders at the business address of the Company at 18th Floor, Hutchison Telecom Tower, 99 Cheung Fai Road, Tsing Yi, New Territories, Hong Kong from 9:00 a.m. to 5:00 p.m. on any weekday (Saturdays and public holidays excepted) for a period of 14 days from the date of this circular:

(a)	the Memorandum and Articles of Association of the Company;

(b)	the accountants’ report, the text of which is set out in Appendix I of this circular;

(c)	the report from PricewaterhouseCoopers on the unaudited pro forma financial information of the Remaining Group, the text of which is set out in Appendix II of this circular;

(d)	the audited financial statements of the Group for the two financial years ended 31 December 2005;

(e)	the Statement of Adjustments for the financial years ended 31 December 2003 and 2004;

(f)	the written consent referred to in Section 10(3) of this Appendix IV above;

(g)	the circulars to Shareholders dated 23 March 2006, 21 April 2006 and 24 July 2006, respectively; and

(h)	the material contracts referred to in Section 8 of this Appendix IV above.

14.	DISCLOSURES TO HOLDERS OF ADS

(1)	The U.S. Investment Company Act of 1940 (the “1940 Act”), provides generally that a company that is an investment company must register as such under the 1940 Act and comply with its regulations if the company is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities, or more than 40% of the value of the company’s total assets is represented by investment securities. The 1940 Act contains substantive regulations with respect to investment companies, including restrictions on their capital structure, operations, transactions with affiliates and other matters that would be incompatible with the Company’s operations. Failure to comply with such regulations could, among other things, cause the Company to be subject to administrative or legal proceedings.

The Company has stated in its Form 20-F for the year ended 31 December 2005 (the “Form 20-F”) that it did not believe it was an investment company as of the date of the Form 20-F and does not believe that it is an investment company as of the date of this circular. However, the disposition of the Sale Group and the receipt of the proceeds of the Transaction could, depending on how the proceeds are used, cause a significant change in the composition of the assets of the Company and cause it to be an investment company. As was stated in the Form 20-F, if the Company becomes an investment company under the 1940 Act, it would have to rely on a one-year safe harbor exemption from the 1940 Act for “transient” investment companies. During this one-year period, the Company would have to reduce its holdings of investment securities, increase its holdings of asset that are not investment securities or do both such things. These actions could cause the Company to invest the proceeds in assets that generate a lower rate of return than might be obtained from investment securities or cause the Company to suffer losses.

(2)	The Company stated in the Form 20-F that based on its audited accounts and relevant market and shareholder data, it believed it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes with respect to its 2005 and 2006 taxable years. However, the disposition of the Sale Group and the receipt of the proceeds of the Transaction will cause a significant change in the composition of the assets and income of the Company, and will therefore require a consideration of whether the Company will be a PFIC for its 2007 taxable year. The determination of PFIC status is made on an annual basis, and will depend on, among other factors, how the Company uses the proceeds of the Transaction, when such use of the proceeds occurs, and the possible availability for 2007 or 2008 of a special relief provision for companies that temporarily hold substantial passive assets as a result of the disposition of an active trade or business. Accordingly, no assurance can be given that the Company will not be a PFIC for 2007 or any subsequent taxable year. If the Company is a PFIC, U.S. shareholders will be subject to certain adverse U.S. federal income tax consequences, including (without limitation) the unavailability of the lower rates for dividends applicable through 31 December 2010, to taxpayers other than corporations. U.S. shareholders should consult their own tax advisors regarding the consequences to them of the Company becoming a PFIC.

15.	MISCELLANEOUS

In the event of inconsistency, the English text of this circular shall prevail over the Chinese text.

NOTICE OF EGM

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Hutchison Telecommunications International Limited (the “Company”) will be held at the Grand Ballroom, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Friday, 9 March 2007 at 11:00 a.m. for the purpose of considering and, if thought fit, passing the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

“THAT:

(a)	the agreement dated 11 February 2007 (the “Agreement”) entered into between the Company and Vodafone International Holdings B.V. in relation to the sale of the Sale Share and the Sale Loans (each as defined in the Circular to Shareholders dated 21 February 2007, of which this Notice forms part), a copy of which has been produced to this meeting marked “A” and signed by the Chairman of this meeting for identification purpose, be and is hereby approved, ratified and confirmed; and

(b)	the directors of the Company, acting together, individually or by committee, be and are hereby authorised to execute all such documents and/or to do all such acts on behalf of the Company as they may consider necessary, desirable or expedient for the purpose of, or in connection with, the implementation and completion of the Agreement and the transactions contemplated therein.”

The register of members of the Company will be closed from Wednesday, 7 March 2007 to Friday, 9 March 2007, both days inclusive.

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 21 February 2007

Notes:

1.	In order to be entitled to attend and vote at the Meeting, all transfers accompanied by the relevant share certificates must be lodged for registration with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, no later than 4:30 p.m. on Tuesday, 6 March 2007.

2.	Only members are entitled to attend and vote at the Meeting.

3.	A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of that member. A proxy need not be a member of the Company. To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be lodged with the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

4.	At the Meeting, the Chairman of the Meeting will exercise his power under Article 66 of the Company’s Articles of Association to put the above resolution to the vote by way of a poll.

Exhibit 1.2

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

FORM OF PROXY FOR USE AT THE EXTRAORDINARY GENERAL MEETING

I/We (note 1)

of

being the registered holder(s) of (note 2)                                                   shares of HK$0.25 each in the share capital of

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED (the “Company”), hereby appoint (note 3)

___________________________________________________________________________________________________________

of

or, failing him, the Chairman of the Meeting, as my/our proxy to act for me/us at the extraordinary general meeting (or at any adjournment thereof) of the Company to be held on Friday, 9 March 2007 at 11:00 a.m. (the “Meeting”) and to vote for me/us as directed below or, if no such indication is given, as my/our proxy thinks fit.

RESOLUTION	FOR (note 4)	AGAINST (note 4)
Ordinary Resolution in the Notice of the Meeting

(To approve, ratify and confirm the Agreement dated 11 February 2007 with Vodafone International Holdings B.V. and to authorise the directors to execute documents and/or do all such acts on behalf of the Company in connection with the Agreement)

Dated 2007	Signature (note 5)

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.	Please insert the number of shares of HK$0.25 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

3.	Please insert the name and address of the proxy desired. IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL ACT AS YOUR PROXY.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, PLEASE TICK IN THE RELEVANT BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, PLEASE TICK IN THE RELEVANT BOX MARKED “AGAINST”. Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than that referred to in the notice convening the Meeting. If you wish to vote part of your shares for and part of your shares against the resolution in the event that a poll is called, please insert the number of shares in the relevant box.

5.	The form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person authorised to sign the same.

6.	Where there are joint holders of any share in the capital of the Company, any one of such joint holders may vote, either in person or by proxy, at the Meeting, but if more than one of such joint holders be present at the Meeting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

7.	To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be deposited at the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjourned meeting (as the case may be).

8.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9.	Completion and deposit of the form of proxy will not preclude you from attending and voting in person at the Meeting or at any adjourned meeting thereof (as the case may be) should you so wish, and in such event, the form of proxy shall be deemed to be revoked.

10.	Any alteration made to this form of proxy must be initialled by the person who signs it.

11.	At the Meeting, the Chairman of the Meeting will exercise his power under Article 66 of the Company’s Articles of Association to put the above resolution to the vote by way of a poll. On a poll, every member who is present in person or by proxy or (being a corporation) is present by a duly authorised representative shall have one vote for every fully paid share of which he is the holder.

Exhibit 1.3

Time Sensitive Materials

Depositary’s Notice of

Shareholders’ Meeting of

Hutchison Telecommunications International Limited

ADSs:	American Depositary Shares evidenced by American Depositary Receipts (“ADRs”).

ADS CUSIP No.:	44841T107.

ADS Record Date:	February 15, 2007.

Meeting Specifics:	Extraordinary General Meeting - March 9, 2007 at 11:00 A.M. (local time) at the Grand Ballroom, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong.

Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed.

ADS Voting	On or before 10:00 A.M. (New York City time) on March 5, 2007.
Instructions Deadline:

Deposited Securities:	Ordinary Shares, par value HK$0.25 per Share, of Hutchison Telecommunications International Limited, a company organized under the laws of the Cayman Islands (the “Company”).

ADS Ratio:	15 Ordinary Shares to 1 ADS.

Depositary:	Citibank, N.A.

Custodian(s) of
Deposited Securities:	Citibank, N.A. - Hong Kong Office.

Deposit Agreement:	Deposit Agreement, dated as of October 15, 2004, by and among the Company, the Depositary and all Holders and Beneficial Owners from time to time of ADRs, evidencing ADSs, issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on March 5, 2007.

Note that if you do not timely return the Voting Instructions to the

Depositary, the Deposited Securities represented by your ADSs may nevertheless be voted upon the terms set forth in the Deposit Agreement.

The Company has announced that an Extraordinary General Meeting of Shareholders (the “Meeting”) will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Company which includes the agenda for such Meeting is enclosed.*

Holders of ADRs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

Upon timely receipt of signed and completed Voting Instructions from a Holder of ADRs, the Depositary shall endeavor insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary shall not have received the Voting Instructions from an ADR Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company for the purpose of exercising the voting rights pertaining to the Deposited Securities represented by such Holder’s ADSs.

Please further note that, pursuant to Section 4.10 of the Deposit Agreement, if the Depositary timely received Voting Instructions from an ADR Holder which fails to specify the manner in which the Depositary is to vote the ADSs, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to vote such ADRs evidenced by ADSs in favor of the items set forth in the Voting Instructions. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

In addition, please note that the Depositary shall, if so requested by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at the Meeting.

Please further note that, pursuant to Section 4.10 of the Deposit Agreement, the Company’s Board of Directors may, pursuant to the provisions of or governing the Deposited Securities, suspend the voting rights, of any Deposited Securities. If the Board of Directors suspends such rights, the Company will promptly provide a notice to the Depositary, specifying: (i) the identity of the Holder or Beneficial Owner to be disenfranchised of their voting rights in respect to their deposited securities; (ii) the matters upon which such Holder or Beneficial Owner may not vote the Deposited Securities; and, (iii) instructions to the Depositary with respect to such other actions as it deems or may deem necessary or desirable to enforce the restrictions on the exercise of voting rights.

*	As set forth in the Deposit Agreement, Holders of record of ADRs as of the close of business on the ADS Record Date, will be entitled, subject to applicable provisions of the laws of the Cayman Islands and the Memorandum and Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights pertaining to the Deposited Securities represented by such Holders’ ADSs.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in its entirety in the Deposit Agreement and summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

Extraordinary General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to

10:00 A.M. (New York City time) on March 5, 2007 for action to be taken.

2007 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Hutchison Telecommunications International Limited (the “Company”)

ADS CUSIP No.:	44841T107.
ADS Record Date:	February 15, 2007.
Meeting Specifics:	Extraordinary General Meeting - March 9, 2007 at 11:00 A.M. (local time) at the Grand Ballroom, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong.
Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of October 15, 2004.
Deposited Securities:	Ordinary Shares, par value HK$0.25 per Share, of the Company.
Custodian(s):	Citibank, N.A. - Hong Kong Office.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the “ADSs”), acknowledges receipt of a copy of the Depositary’s Notice of Shareholders’ Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary shall not have received the Voting Instructions from an ADR Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company for the purpose of exercising the voting rights pertaining to the Deposited Securities represented by such Holder’s ADSs.

Please further note that, pursuant to Section 4.10 of the Deposit Agreement, if the Depositary timely received Voting Instructions from an ADR Holder which fails to specify the manner in which the Depositary is to vote the ADSs, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to vote such ADRs evidenced by ADSs in favor of the items set forth in the Voting Instructions. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

In addition, please note that the Depositary shall, if so requested by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at a Meeting of Shareholders.

Please further note that, pursuant to Section 4.10 of the Deposit Agreement, the Company’s Board of Directors may, pursuant to the provisions of or governing the Deposited Securities, suspend the voting rights, of any Deposited Securities. If the Board of Directors suspends such rights, the Company will promptly provide a notice to the Depositary, specifying: (i) the identity of the Holder or Beneficial Owner to be disenfranchised of their voting rights in respect to their deposited securities; (ii) the matters upon which such Holder or Beneficial Owner may not vote the Deposited Securities; and, (iii) instructions to the Depositary with respect to such other actions as it deems or may deem necessary or desirable to enforce the restrictions on the exercise of voting rights.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.

1.	Ordinary Resolution

Ordinary Resolution in the Notice of the Meeting (To approve, ratify and confirm the Agreement dated 11 February 2007 with Vodafone International Holdings B.V. and to authorise the directors to execute documents and/or do all such acts on behalf of the Company in connection with the Agreement).

A Issues

	For	Against	Abstain
Resolution 1	☐	☐	☐

B Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the box	Signature 2 - Please keep signature within the box	Date (mm/dd/yyyy)

/ /

Exhibit 1.4

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNOUNCEMENT

VERY SUBSTANTIAL DISPOSAL

DESPATCH OF CIRCULAR AND DISCLOSURE OF CERTAIN FINANCIAL INFORMATION

NOTICE OF EXTRAORDINARY GENERAL MEETING

The Circular has been despatched to Shareholders on Wednesday, 21 February 2007. The Circular contains details of the Transaction and the notice of the EGM to be held on Friday, 9 March 2007.

The unaudited consolidated income statements of the Group for the nine months ended 30 September 2005, the audited consolidated income statements of the Group for the nine months ended 30 September 2006, the audited consolidated balance sheets of the Group as at 31 December 2005 and 30 September 2006 and the illustrative and pro forma financial information of the Group immediately following Completion as set out in the Circular are set out in this announcement.

INTRODUCTION

Reference is made to the announcement dated 12 February 2007 made by the Company regarding the Transaction (the “Announcement”). Terms defined in the Announcement shall have the same meanings when used herein unless the context otherwise requires.

DESPATCH OF CIRCULAR

The Circular has been despatched to Shareholders on Wednesday, 21 February 2007. The Circular contains details of the Transaction and the notice of the EGM to be held on Friday, 9 March 2007.

DISCLOSURE OF CERTAIN FINANCIAL INFORMATION

Set out below are the consolidated income statements of the Group for the nine months ended 30 September 2005 and 30 September 2006 and the consolidated balance sheets of the Group as at 31 December 2005 and 30 September 2006 as set out in Appendix I of the Circular.

CONSOLIDATED INCOME STATEMENTS

	Nine months ended 30 September
HK$ millions	2005		2006
	(Unaudited)		(Audited)
Continuing operations:
Turnover		17,482		24,028
Cost of inventories sold		(1,725)		(1,730)
Staff costs		(1,679)		(1,890)
Depreciation and amortisation		(3,182)		(3,727)
Other operating expenses		(9,329)		(13,120)

Operating profit before disposal of investments and others		1,567		3,561
Profit on disposal of investments and others, net		41		43

Operating profit		1,608		3,604
Interest and other finance costs, net		(1,181)		(1,941)
Share of results of associated companies		87		(1)

Profit before taxation		514		1,662
Current taxation charge		(160)		(587)
Deferred taxation credit/(charge)		(130)		58

Profit for the period from continuing operations		224		1,133

Discontinued operations:
Loss from discontinued operations		(352)		—

Profit/(loss) for the period		(128)		1,133

Attributable to:
Equity holders of the Company:
– continuing operations		(209)		109
– discontinued operations		(352)		—

		(561)		109
Minority interest – continuing operations		433		1,024

		(128)		1,133

Dividends		—		—

Earnings/(loss) per share from continuing operations attributable to the equity holders of the Company:
– basic	HK$	(0.05)	HK$	0.02

– diluted	HK$	(0.05)	HK$	0.02

Loss per share from discontinued operations attributable to the equity holders of the Company:
– basic	HK$	(0.08)		N/A

– diluted	HK$	(0.08)		N/A

CONSOLIDATED BALANCE SHEETS

	As at 31 December	As at 30 September
HK$ millions	2005	2006
	(Audited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	2,436	2,506
Restricted cash	1	—
Trade and other receivables	10,009	9,687
Stocks	688	664
Derivative financial assets	9	8

Total current assets	13,143	12,865

Non-current assets
Fixed assets	24,591	29,149
Goodwill	9,688	19,076
Other intangible assets	9,182	10,629
Other non-current assets	2,067	3,618
Deferred tax assets	918	968
Associated companies	2	2

Total non-current assets	46,448	63,442

Total assets	59,591	76,307

LIABILITIES
Current liabilities
Trade and other payables	10,535	12,084
Borrowings	7,690	16,680
Current income tax liabilities	130	150
Derivative financial liabilities	116	292

Total current liabilities	18,471	29,206

Non-current liabilities
Borrowings	19,002	21,690
Deferred tax liabilities	963	1,045
Other non-current liabilities	1,333	2,936

Total non-current liabilities	21,298	25,671

Total liabilities	39,769	54,877

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	1,188	1,189
Reserves	14,982	14,973

	16,170	16,162
Minority interest	3,652	5,268

Total equity	19,822	21,430

Total equity and liabilities	59,591	76,307

Net current liabilities	5,328	16,341

Total assets less current liabilities	41,120	47,101

Set out below is an illustrative and pro forma consolidated balance sheet, consolidated income statement and consolidated cash flow statement of the Group, as set out in Appendix II of the Circular, which has been prepared on the basis of the notes set out below for the purpose of illustrating the effect of the Transaction as if it had taken place on 30 September 2006 for the pro forma consolidated balance sheet and 1 January 2006 for the pro forma consolidated income statement and consolidated cash flow statement. This pro forma financial information has been prepared for illustrative purposes only and because of its hypothetical nature, it may not give a true picture of the financial position and financial results of the Group had the Transaction been completed as at 30 September 2006 and 1 January 2006 respectively or at any future date.

I.	Unaudited Pro Forma Consolidated Balance Sheet

HK$ millions	Unadjusted consolidated balance sheet of the Group as at 30 September 2006	Pro forma adjustments		Pro forma Group immediately following Completion (the “Remaining Group”)
		Note (a)	Note (b)
ASSETS
Current assets
Cash and cash equivalents	2,506	(1,472)	85,900	86,934
Trade and other receivables	9,687	(5,846)		3,841
Stocks	664	(39)		625
Derivative financial assets	8	(7)		1

Total current assets	12,865			91,401

Non-current assets
Fixed assets	29,149	(12,433)		16,716
Goodwill	19,076	(13,063)		6,013
Other intangible assets	10,629	(1,690)		8,939
Other non-current assets	3,618	(115)		3,503
Deferred tax assets	968	(581)		387
Associated companies	2			2

Total non-current assets	63,442			35,560

Total assets	76,307			126,961

LIABILITIES
Current liabilities
Trade and other payables	12,084	(6,678)		5,406
Borrowings	16,680	(8,193)		8,487
Current income tax liabilities	150	(126)		24
Derivative financial liabilities	292			292

Total current liabilities	29,206			14,209

Non-current liabilities
Borrowings	21,690	(6,967)		14,723
Amounts due to related companies	—	(8,986)	8,986	—
Deferred tax liabilities	1,045	(50)		995
Other non-current liabilities	2,936	(204)		2,732

Total non-current liabilities	25,671			18,450

Total liabilities	54,877			32,659

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	1,189			1,189
Reserves	14,973	(747)	1,014	91,140
			75,900

	16,162			92,329
Minority interest	5,268	(3,295)		1,973

Total equity	21,430			94,302

Total equity and liabilities	76,307			126,961

II.	Unaudited Pro Forma Consolidated Income Statement

HK$ millions	Unadjusted consolidated income statement of the Group for the nine months ended 30 September 2006	Pro forma adjustments		Pro forma Remaining Group
		Note (c)	Note (d)
Continuing operations:
Turnover	24,028	(10,852)		13,176
Cost of inventories sold	(1,730)	139		(1,591)
Staff costs	(1,890)	468		(1,422)
Depreciation and amortisation	(3,727)	882		(2,845)
Other operating expenses	(13,120)	6,752		(6,368)

Operating profit before disposal of investments and others	3,561			950
Profit on disposal of investments and others	43		78,167	78,210

Operating profit	3,604			79,160
Interest and other finance costs, net	(1,941)	750		(1,191)
Share of results of associated companies	(1)			(1)

Profit before taxation	1,662			77,968
Current taxation charge	(587)	207		(380)
Deferred taxation (charge)/credit	58	(96)		(38)

Profit for the period	1,133			77,550

III.	Unaudited Pro Forma Consolidated Cash Flow Statement

HK$ millions	Unadjusted consolidated cash flow statement of the Group for the nine months ended 30 September 2006	Pro forma adjustments		Pro forma Remaining Group
		Note (e)	Note (f)
Cash generated from operations	5,377	(2,828)		2,549
Interest received	84	(38)		46
Interest and other finance costs paid	(1,631)	737		(894)
Taxes paid	(555	164		(391)

Net cash generated from operating activities	3,275			1,310

Cash flows from investing activities
Purchases of fixed assets	(5,050)	4,029		(1,021)
Upfront and fixed periodic payments for telecommunication licences	(111)			(111)
Additions to customer acquisition and retention costs	(343)			(343)
Additions to prepaid capacity and maintenance	(29)			(29)
Advanced payments for network roll out	(160)			(160)
Non-current loan to a related company	(110)	110		—
Prepayments for acquisition of subsidiaries	(788)	788		—
Decrease in long-term deposits	15			15
Proceeds on disposal of fixed assets	20	(2)		18
Purchases of subsidiaries, net of cash acquired	40	(40)		—
Purchase of transmission business	(124)			(124)
Increase in investment in subsidiaries	(5,259)	5,259		—
Proceeds on disposal of subsidiaries, net of cash disposed of	2		85,900	85,902

Net cash used in investing activities	(11,897)			84,147

Cash flows from financing activities
Net cash flows from financing activities	7,634	(7,451)		183
Proceeds from exercise of share options of the Company	21			21
Proceeds from exercise of share options of a subsidiary	54			54
Equity contribution from minority shareholders	1,368	(1,173)		195
Dividend paid to minority shareholders of a subsidiary	(199)			(199)
Repayment of loan from minority shareholders of a subsidiary	(187)			(187)
Decrease in restricted cash	1			1

Net cash provided by financing activities	8,692			68

Increase in cash and cash equivalents	70	(445)	85,900	85,525
Cash and cash equivalents at beginning of period	2,436	(1,027)		1,409

Cash and cash equivalents at end of period	2,506	(1,472)	85,900	86,934

IV.	Notes to the Unaudited Pro Forma Financial Information

Notes:

(a)	The adjustment reflects the de-consolidation of the assets and liabilities of the Sale Group, assuming that the Transaction had taken place on 30 September 2006.

(b)	The adjustment reflects (i) the net cash inflow amounting to approximately HK$85,900 million for the Company’s economic interests in the Sale Group, calculated based on the enterprise value of US$18,800 million (approximately HK$146,890 million) for 100% of Hutchison Essar and after the estimated costs and expenses directly attributable to the Transaction, and (ii) the estimated gain before tax of approximately HK$75,900 million resulting from the Transaction, calculated after deducting the carrying value (including goodwill) of the Sale Group as at 30 September 2006, assuming that the Transaction had taken place on 30 September 2006.

(c)	The adjustment reflects the de-consolidation of the results of the Sale Group for the nine months ended 30 September 2006, assuming that the Transaction had taken place on 1 January 2006.

(d)	The adjustment reflects the estimated gain before tax of HK$78,167 million resulting from the Transaction, calculated after deducting the carrying value (including goodwill) of the Sale Group as at 1 January 2006, assuming that the Transaction had taken place on 1 January 2006.

(e)	The adjustment reflects the exclusion of the cash flows of the Sale Group for the nine months ended 30 September 2006, assuming that the Transaction had taken place on 1 January 2006.

(f)	The adjustment reflects the net cash inflow amounting to approximately HK$85,900 million for the Company’s economic interests in the Sale Group, calculated based on the enterprise price of US$18,800 million (approximately HK$146,890 million) for 100% of Hutchison Essar and after the estimated costs and expenses directly attributable to the Transaction, assuming that the Transaction had taken place on 1 January 2006.

(g)	No adjustment has been made to reflect any result or other transaction of the Group and the Sale Group entered into subsequent to 30 September 2006.

(h)	The final amount of consideration, assets and liabilities of the Sale Group and the gain from the Transaction will be different from those amounts as presented above.

(i)	The unadjusted consolidated balance sheet of the Group as at 30 September 2006, and the unadjusted consolidated income statement and cash flow statement of the Group for the nine months ended 30 September 2006 are extracted from the accountants’ report set out in Appendix I of the Circular.

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Hutchison Telecommunications International Limited (the “Company”) will be held at the Grand Ballroom, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Friday, 9 March 2007 at 11:00 a.m. for the purpose of considering and, if thought fit, passing the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

“THAT:

(a)	the agreement dated 11 February 2007 (the “Agreement”) entered into between the Company and Vodafone International Holdings B.V. in relation to the sale of the Sale Share and the Sale Loans (each as defined in the Circular to Shareholders dated 21 February 2007, of which this Notice forms part), a copy of which has been produced to this meeting marked “A” and signed by the Chairman of this meeting for identification purpose, be and is hereby approved, ratified and confirmed; and

(b)	the directors of the Company, acting together, individually or by committee, be and are hereby authorised to execute all such documents and/or to do all such acts on behalf of the Company as they may consider necessary, desirable or expedient for the purpose of, or in connection with, the implementation and completion of the Agreement and the transactions contemplated therein.”

The register of members of the Company will be closed from Wednesday, 7 March 2007 to Friday, 9 March 2007, both days inclusive.

Notes:

1.	In order to be entitled to attend and vote at the Meeting, all transfers accompanied by the relevant share certificates must be lodged for registration with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, no later than 4:30 p.m. on Tuesday, 6 March 2007.

2.	Only members are entitled to attend and vote at the Meeting.

3.	A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of that member. A proxy need not be a member of the Company. To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be lodged with the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

4.	At the Meeting, the Chairman of the Meeting will exercise his power under Article 66 of the Company’s Articles of Association to put the above resolution to the vote by way of a poll.

As at the date of this announcement, the Directors are:

Executive Directors:	Independent Non-executive Directors:

Mr. Dennis Pok Man LUI	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON
Mr. Kevin WESTLEY

Non-executive Directors:	Alternate Directors:

Mr. FOK Kin-ning, Canning (Chairman)	Mrs. CHOW WOO Mo Fong, Susan
Mr. Frank John SIXT	(Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt)
Mr. Naguib SAWIRIS	Mr. Martin MICHLMAYR (Alternate to Mr. Naguib Sawiris)
Mr. Aldo MAREUSE	Mr. Ragy SOLIMAN (Alternate to Mr. Aldo Mareuse)
Mr. CHAN Ting Yu (Alternate to Mr. Dennis Pok Man Lui)
Mr. WOO Chiu Man, Cliff (Alternate to Mr. Tim Pennington)

By Order of the Board

Edith Shih
Company Secretary

Hong Kong, 21 February 2007